 Filed Pursuant to General Instruction II.L of Form F-10
 Registration No. 333-298223
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.
This prospectus supplement (the “Prospectus Supplement”), together with the amended and restated short form base shelf prospectus dated October 29, 2025, as amended August 11, 2026 (the “Shelf Prospectus”) to which it relates, as may be amended or supplemented, and each document incorporated or deemed to be incorporated by reference herein or therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See “Plan of Distribution”.
Information has been incorporated by reference in this Prospectus Supplement, and in the accompanying Shelf Prospectus to which it relates from documents filed with securities commissions or similar authorities in the provinces of British Columbia, Alberta and Ontario. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Satellos Bioscience Inc. at 15 Allstate Parkway, Suite 600, Markham, Ontario, L3R 5B4, Telephone (647) 660-1780, and are also available electronically under the Company’s profile on the System for Electronic Data Analysis and Retrieval+ (“SEDAR+”) at www.sedarplus.ca and the Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) at www.sec.gov.
PROSPECTUS SUPPLEMENT
TO AN AMENDED AND RESTATED SHORT FORM BASE SHELF PROSPECTUS DATED AUGUST 11, 2026
(AMENDING AND RESTATING THE SHORT FORM BASE SHELF PROSPECTUS DATED OCTOBER 29, 2025)
New Issue August 14, 2026
Up to US$50,000,000
Common Shares
We have entered into a sales agreement dated August 14, 2026 (the “Sales Agreement”) with Leerink Partners LLC (“Leerink Partners”) as sales agent. In accordance with the terms of the Sales Agreement, we may offer and sell our common shares (the “Common Shares”) having an aggregate offering price of up to US$50,000,000 (the “Offered Shares”) through Leerink Partners, as sales agent, under this Prospectus Supplement (the “Offering”).
This Offering is being made exclusively in the United States under the terms of our registration statement on Form F-10 (File No. 333-298223) filed with the United States Securities and Exchange Commission (the “SEC”) which became effective on August 11, 2026. No Offered Shares will be offered or sold in Canada or on any trading markets in Canada. See “Plan of Distribution” in this Prospectus Supplement.
Our Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “MSCL” and the Nasdaq Global Market (“Nasdaq”) under the symbol “MSLE”. On August 13, 2026, the closing price of the Common Shares on the TSX was C$13.85 per Common Share and on Nasdaq was US$9.82 per Common Share.
Sales of the Offered Shares, if any, under this Prospectus Supplement and the accompanying Shelf Prospectus are anticipated to be made in transactions that are deemed to be “at-the-market” offerings as defined in Rule 415(a)(4) under the United States Securities Act of 1933 (the “Securities Act”), including sales made directly on Nasdaq or any other recognized marketplace upon which the Common Shares are listed or quoted or where the Common Shares are traded in the United States. No Offered Shares will be offered or sold in Canada or on any trading markets in Canada. See “Plan of Distribution” in this Prospectus Supplement. Leerink Partners is not required to sell any specific number or dollar amount of securities, but will use its commercially reasonable efforts to sell on our behalf all of the Offered Shares requested to be sold by us, consistent with its normal trading and sales practices, on mutually agreed terms between Leerink Partners and us. There is no arrangement for funds to be received in escrow, trust or similar arrangement. There is no minimum amount of funds that must be raised under this Offering. This means that we could complete this Offering after raising only a small proportion of the offering amount set forth above.
Leerink Partners will be entitled to compensation at a commission rate of 3.0% of the gross sales price of the Offered Shares sold under the Sales Agreement. In connection with the sale of Offered Shares on our behalf, Leerink Partners will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of Leerink Partners will be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to Leerink Partners with respect to certain liabilities, including liabilities under the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”). See “Plan of Distribution” beginning on page S-31 of this Prospectus Supplement regarding the compensation to be paid to the sales agent.
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, and as such, we have elected to comply with certain reduced U.S. public company reporting requirements.
An investment in the Offered Shares involves significant risks. See “Risk Factors” beginning on page S-14 of this Prospectus Supplement and page 16 of the accompanying Shelf Prospectus and in the other documents that are incorporated by reference herein before investing in the Offered Shares. You should read the entire Prospectus Supplement and the accompanying Shelf Prospectus, including any information incorporated by reference herein or therein, carefully before you make your investment decision.
This Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system (“MJDS”) adopted by the securities regulatory authorities in the United States and Canada, to prepare this Prospectus Supplement and the Shelf Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and may not be comparable to financial statements of United States companies prepared in accordance with U.S. generally accepted accounting principles. The audit of such financial statements may be subject to Canadian generally accepted auditing standards, which differ from United States generally accepted auditing standards. Canadian auditor independence standards may also differ from those in the United States.
Prospective investors should be aware that the acquisition of the Offered Shares described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully in this Prospectus Supplement and the Shelf Prospectus. You should read the tax discussion under the headings “Certain U.S. Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations” in this Prospectus Supplement and consult your own tax advisor with respect to your own particular circumstances.
The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that we are governed by the laws of Canada, that some or all of our officers and directors are residents of a country other than the United States, that some or all of the experts named in this Prospectus Supplement and the Shelf Prospectus may be residents of a country other than the United States, and that a substantial portion of our assets and said persons’ assets may be located outside the United States.
THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR HAS THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING SHELF PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The Offered Shares may only be sold in those jurisdictions where offers and sales are permitted. This Prospectus Supplement is not an offer to sell or a solicitation of an offer to buy the Offered Shares in any jurisdiction in which it is unlawful.
Our head office is located at 15 Allstate Parkway, Suite 600, Markham, Ontario, L3R 5B4, and our registered and records office is located at 199 Bay Street, Suite 4000, Toronto, Ontario, M5L 1A9. Our telephone number is (647) 660-1780.
Investors are advised that it may not be possible for them to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. See “Risk Factors — Risks Relating to this Offering — Enforcement of judgments against foreign persons may not be possible” in this Prospectus Supplement. Geoff MacKay, Stephanie Brown, Selwyn Ho, Franklin M. Berger, Iris Loew-Friedrich and Adam Mostafa, who serve on our board of directors, reside outside of Canada and have appointed Satellos Bioscience Inc., 15 Allstate Parkway, Suite 600, Markham, Ontario, L3R 5B4, as agent for service of process. See “Agent for Service of Process”.
All references in this Prospectus Supplement to “dollars”, “US$” or “$” are to United States dollars, unless otherwise stated. References to “C$” or “Canadian dollars” are to Canadian dollars.
Leerink Partners
PROSPECTUS SUPPLEMENT DATED AUGUST 14, 2026

Prospectus Supplement

S-i

Amended and Restated Base Shelf Prospectus

S-ii

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT
This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and the method of distribution of the Offered Shares, and supplements and updates information regarding Satellos contained in and incorporated by reference in the Shelf Prospectus. The second part, the accompanying Shelf Prospectus, gives more general information about securities we may offer from time to time, some of which may not apply to the Offering. Both documents contain important information you should consider when making your investment decision. This Prospectus Supplement and any free writing prospectus are deemed to be incorporated by reference into the Shelf Prospectus solely for the purpose of the Offering. If information in this Prospectus Supplement is inconsistent with the Shelf Prospectus or the information incorporated by reference in the Shelf Prospectus, you should rely on the information with the more recent date. You should read this Prospectus Supplement and the accompanying Shelf Prospectus, including the information incorporated by reference in the Shelf Prospectus and this Prospectus Supplement, together with the additional information about us to which we refer you in the section of this Prospectus Supplement entitled “Where You Can Find Additional Information”.
You should rely only on the information contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference in the Shelf Prospectus and this Prospectus Supplement. Neither we nor Leerink Partners has authorized anyone to provide you with different information. If anyone provides you with any different or inconsistent information, you should not rely on it. We are offering the Offered Shares only in jurisdictions where such offers are permitted by law.
You should assume that the information contained in this Prospectus Supplement, the Shelf Prospectus, the documents incorporated by reference in the Shelf Prospectus and this Prospectus Supplement and in any free writing prospectus is accurate only as of their respective dates, regardless of the time of delivery of this Prospectus Supplement and the accompanying Shelf Prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates.
Market data and certain industry forecasts used in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference in the Shelf Prospectus were obtained from market research, publicly available information and industry publications. While our management believes that these sources are generally reliable, and is responsible for the accuracy of such information, the accuracy and completeness of this information is not guaranteed.
In this Prospectus Supplement, “Satellos”, the “Company”, “we”, “us”, and “our” refer to Satellos Bioscience Inc. and its subsidiaries.
This Prospectus Supplement and the accompanying Shelf Prospectus may contain company names, product names, trade names, trademarks and service marks of other organizations, all of which are the property of their respective owners.
This document is part of a U.S. Registration Statement on Form F-10, which became effective on August 11, 2026 (the “U.S. Registration Statement”). This Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein are part of the U.S. Registration Statement. This Prospectus Supplement and the Shelf Prospectus do not contain all of the information set forth in the U.S. Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the U.S. Registration Statement. Investors in the United States should refer to the U.S. Registration Statement and the exhibits thereto for further information with respect to Satellos and the Common Shares.

FORWARD-LOOKING STATEMENTS
This Prospectus Supplement, the Shelf Prospectus, the documents incorporated by reference herein and therein and in any free writing prospectus contain “forward-looking statements” and “forward-looking information” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation (collectively, the “forward-looking statements”). These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and its subsidiaries, or the industry in which they operate to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements in this Prospectus Supplement are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. All statements contained herein that are not clearly historical in nature are forward-looking, and the words such as “plan”, “expect”, “is expected”, “budget”, “scheduled”, “estimate”, “predict”, “continue”, “project”, “forecast”, “target”, “goal”, “contemplate”, “intend”, “anticipate”, “seek”, “future”, “likely”, “potential”, “possible” or “believe” or similar expressions (including negative and grammatical variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “can”, “would”, “should”, “might”, “shall” or “will” be taken, occur or be achieved and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements in this Prospectus Supplement and in any free writing prospectus, including the documentation incorporated by reference herein, include, but are not limited to, statements with respect to:
•
the intended use of net proceeds from the Offering, if any;

•
the actual number of Offered Shares that will be sold, if any, pursuant to the Offering;

•
the liquidity and market price of our Common Shares;

•
expectations regarding the sufficiency of our capital resources and requirements for additional capital;

•
the requirements for, and the ability to obtain, future funding on favorable terms or at all, and the intended use of proceeds from such financings;

•
our belief that the Company will be successful in raising additional capital;

•
the expected research and development timelines, therapeutic benefits, effectiveness and safety of our product candidates;

•
our belief that the Company’s products and research and development efforts are targeting diseases and conditions with significant unmet medical treatment needs;

•
our belief that the Company has made, and will continue to make, progress towards the achievement of certain milestones or objectives;

•
our expectation with respect to meeting milestones and the minimum amount of funds the Company expects to need to raise in order to achieve such milestones and garner additional funding;

•
the initiation, timing, cost, progress, outcomes, resource needs and success of our research and development activities, plans and programs;

•
our expectations regarding our ability to design, test and patent novel drug products suitable for advancement into clinical trials and the anticipated timelines surrounding such clinical trials;

•
our belief that we will not receive substantive comments on our Investigational New Drug or equivalent applications;

•
our expectations that the Notch pathway and AAK1 drug target represent drug development opportunities similar or superior to modulation of the EGFR (Epidermal Growth Factor Receptor) signaling pathway;

•
our intentions of developing inhibitors to AAK1 (including but not limited to SAT-3247 and SAT‑3153) and in showing that such potential inhibitors have desirable effects in relevant models of Duchenne muscular dystrophy (“Duchenne” or “DMD”) and in other indications, such as other degenerative muscle diseases, muscle injury or trauma, or muscle regeneration generally;

•
our expectations that we will identify predictive biomarkers which will translate into or be useful in conducting human clinical trials;

•
our belief that the results of the Company’s research and development activities, preclinical studies, safety studies or clinical trials have the potential to be commercially competitive with research and development activities, preclinical studies, safety studies or clinical trials conducted by other parties;

•
discoveries we have made in muscle stem cell regulation having the potential to represent insights into a potential root cause of degenerative muscle disorders which has previously not been recognized and which may be therapeutically relevant in the treatment of degenerative muscle disorders;

•
our belief that the Company’s technology can be commercialized, and that such commercialization could be done as effectively or more effectively than other technologies to treat degenerative muscle disorders and conditions or other medical disorders or conditions, or at all;

•
our ability to discover, optimize, select and advance into clinical development therapeutic drug development candidates in a timely, cost-efficient and effective manner, or at all;

•
our ability to translate our discoveries in muscle stem cell regulation into safe and therapeutically effective drug products and the broad applicability of such products;

•
our ability to enter into research and/or commercial development collaborations or partnerships to successfully and profitably advance our drug development candidates;

•
our ability and that of our partners (if any) to advance identified drug development candidates into, and successfully complete, clinical trials;

•
our intention to identify and nominate one or more back-up product candidates and the potential benefits of having such back-ups;

•
our plans to utilize and deploy MyoReGenXTM in our programs and our continued relationship with the Ottawa Hospital Research Institute;

•
the ability of our products to effectively and safely treat Duchenne and other degenerative muscle disorders and conditions or other medical disorders or conditions and the applicability of our products to other disorders and conditions;

•
our expectations regarding future enrolment into clinical trials and the timing of future enrolment into clinical trials for our product candidates;

•
our belief that our approach may reduce the risk, time and cost of developing therapeutics by avoiding some of the uncertainty associated with certain research and preclinical stages of drug development;

•
our ability to establish and maintain relationships with collaborators with acceptable preclinical and/or clinical research and development capability, and regulatory and commercialization expertise to enable the development and future commercialization of our technology or products, and the benefits to be derived from such collaborative efforts;

•
our ability to enter into agreements or partnerships with pharmaceutical or biotechnology companies that have research and clinical development and/or sales and marketing capabilities and the expected benefits that could be derived therefrom;

•
our ability to generate and protect our intellectual property;

•
our ability to operate our business without infringing upon the intellectual property rights of others;

•
our ability to engage third party services with specialized domain expertise for the drafting and submitting of regulatory applications to conduct clinical trials in humans;

•
our ability to establish suitable Chemistry, Manufacturing and Controls and Good Manufacturing practices protocols;

•
the manufacturing capacity of third-party manufacturers for our product candidates;

•
our expectations regarding federal, provincial and foreign regulatory requirements;

•
the timing of, and the costs of obtaining and maintaining, regulatory approvals in the United States, Australia, Europe, Serbia and other jurisdictions;

•
the rate and degree of market acceptance and clinical utility of our future products, if any;

•
existing and future corporate alliances and licensing transactions with third parties, and the receipt and timing of any payments to be made by us or to us pursuant to such arrangements;

•
the implementation and execution of our commercial and operational strategy;

•
our ability to engage and retain the consultants or employees required to grow our business;

•
the potential revenue that may be generated from our products, pricing and reimbursement of the patient cost of our drug products by insurers or national health systems, as the case may be, in those jurisdictions where the Company intends to sell its drug products and our ability to achieve profitability;

•
developments relating to our competitors and our industry, including the success of competing therapies that are or become available;

•
the potential growth of the market and demand for our products as well as the estimated pricing and subsequent revenue generation of any potential therapeutics we discover;

•
our belief that any discoveries by the Rudnicki Lab (as defined in the Interim MD&A) have the potential to have a positive impact on Satellos and our work;

•
our future financial performance, including projected expenditures, future revenue, capital requirements and our needs for additional financing;

•
our belief that our current liquidity position is sufficient to finance our operations through 2027;

•
our intention to initiate a Phase 2 clinical trial in Facioscapulohumeral muscular dystrophy (“FSHD”) and the anticipated timing of regulatory filings therefore;

•
our ability to maintain our listings on the TSX and the Nasdaq and the continued liquidity and trading market for our Common Shares;

•
the potential impact of tariffs, trade policy changes, and geopolitical conditions on our operations and ability to conduct business; and

•
general business and economic conditions and the evolving regulatory landscape.

Such forward-looking statements reflect our current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance, achievements, prospects or opportunities to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. In making the forward-looking statements included in this Prospectus Supplement, we have made various material assumptions, including but not limited to:
•
obtaining positive results from our research and development activities, including clinical trials;

•
our ability to obtain regulatory approvals;

•
assumptions regarding general business, market, economic and regulatory conditions;

•
assumptions regarding the cost and timing of each study;

•
the Company’s ability to successfully advance its preclinical and clinical development programs and execute its plans substantially as currently envisioned;

•
the Company’s ability to identify and advance suitable product candidates;

•
assumptions related to the pricing and reimbursement of its drug products in jurisdictions in which the Company intends to sell its drug products;

•
the Company’s current positive relationships with third parties will be maintained and the potential to develop new partnerships;

•
the Company’s ability to continue to use existing licenses for the development of its product(s);

•
the availability (and sources) of financing on reasonable terms;

•
future expenditures to be incurred by the Company, including research and development and operating costs;

•
the Company’s ability to attract and retain skilled consultants and employees;

•
assumptions regarding market competition, market capture and pricing;

•
the products and technology offered by the Company’s competitors; and

•
the Company’s ability to protect patents and proprietary rights.

In evaluating forward-looking statements, current and prospective shareholders should specifically consider various factors, including the risks outlined herein under the heading “Risk Factors” in this Prospectus Supplement, the accompanying Shelf Prospectus, in the documents incorporated by reference herein and therein and in any free writing prospectus. Certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to:
•
risks related to the early stage of the Company’s products;

•
uncertainties related to preclinical product development activities and clinical trial outcomes;

•
uncertainties related to current economic conditions;

•
risks related to rapid technological change;

•
uncertainties related to forecasts and timing of clinical trials and regulatory approval;

•
competition in the market for therapeutic products, including those to treat Duchenne and related diseases;

•
risks related to potential product liability claims;

•
availability of financing and access to capital and the risks associated with the Company’s ability to continue as a going concern;

•
market acceptance and commercialization of products;

•
the availability, costs and supply of materials;

•
risks related to the effective management of our growth;

•
risks related to the reliance on partnerships and licensing agreements;

•
risks related to our reliance on key personnel;

•
risks related to the regulatory approval process for the manufacture and sale of therapeutic products;

•
risks related to the reimbursement process in various jurisdictions where the Company plans to sell its drug products; and

•
the Company’s ability to secure and protect our intellectual property.

Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Although the forward-looking statements contained in this Prospectus Supplement are based upon what the Company’s management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.
The Company disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments, or otherwise, except as required by law.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

EXCHANGE RATE INFORMATION
The consolidated financial statements incorporated by reference into this Prospectus Supplement and the other documents incorporated by reference into this Prospectus Supplement, and the financial data derived from those consolidated financial statements included in this Prospectus Supplement, are presented in United States dollars, unless otherwise specified, and have been prepared in accordance with IFRS.
The following table lists, for each period presented, the high and low exchange rates, the average of the exchange rates during the period indicated, and the exchange rates at the end of the period indicated, for one Canadian dollar, expressed in United States dollars, based on the closing exchange rate published by the Bank of Canada for the applicable periods.
	Year Ended December 31,						Six Months Ended June 30,
	2023		2024		2025		2026
Lowest rate during the period	US$	0.7207	US$	0.6937	US$	0.6848	US$	0.7025
Highest rate during the period	US$	0.7617	US$	0.7510	US$	0.7376	US$	0.7399
Rate at the end of the period	US$	0.7561	US$	0.6950	US$	0.7296	US$	0.7037
Average rate for the period	US$	0.7410	US$	0.7302	US$	0.7157	US$	0.7258
On August 13, 2026, the daily average exchange rate as quoted by the Bank of Canada was C$1.00 = U.S.$0.7175 (U.S.$1.00 = C$1.3938).

DOCUMENTS INCORPORATED BY REFERENCE
This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purposes of the Offering.
We are incorporating by reference in this Prospectus Supplement certain information contained in documents filed by us with the securities commissions or similar authorities in each of the provinces of British Columbia, Alberta and Ontario. Copies of the documents incorporated by reference herein may be obtained on request without charge from our Chief Financial Officer at 15 Allstate Parkway, Suite 600, Markham, Ontario, L3R 5B4, Telephone (647) 660-1780.
In addition to our continuous disclosure obligations under the securities laws of the provinces and territories of Canada, we are subject to certain of the information requirements of the Exchange Act, and in accordance therewith we file and furnish reports and other information with the SEC. Under MJDS, some reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Effective March 18, 2026, our officers and directors are no longer exempt from the insider reporting provisions of Section 16, subject to their reliance on a conditional exemption from such reporting provisions. In addition, we are not required to publish financial statements as promptly as United States companies, our financial statements may be prepared under IFRS Accounting Standards rather than U.S. generally accepted accounting principles, and they may be audited under Canadian generally accepted auditing standards. You may read any document that we file with or furnish to the SEC on EDGAR at www.sec.gov.
These documents are also available through the internet under our profile on SEDAR+ at www.sedarplus.ca. The following documents, filed with the various securities commissions or similar authorities in the provinces of British Columbia, Alberta and Ontario, and filed with, or furnished to, the SEC are specifically incorporated by reference into and form an integral part of the Prospectus Supplement:
1.
the annual information form of the Company for the year ended December 31, 2025, dated March 27, 2026 (the “AIF”);

2.
the audited annual consolidated financial statements of the Company as at and for the years ended December 31, 2025 and 2024 and notes thereto, and the report of independent registered public accounting firm as of and for the years ended December 31, 2025 and December 31, 2024;

3.
the management’s discussion and analysis of the Company for the years ended December 31, 2025 and 2024, dated March 27, 2026;

4.
the unaudited condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2026, and June 30, 2025, together with the notes thereto;

5.
the management’s discussion and analysis of the Company for the three and six months ended June 30, 2026, and June 30, 2025 (the “Interim MD&A”);

6.
the management information circular of the Company dated May 14, 2026 relating to the annual general meeting of the shareholders of the Company held on June 17, 2026;

7.
the material change report dated January 30, 2026, in respect of the appointment of Antoinette Paone as the Company’s Chief Development Officer and Head of Regulatory Affairs and the 12:1 share consolidation; and

8.
the material change report dated February 13, 2026 in respect of the pricing of the Company’s public offering of 4,455,445 Common Shares and, in lieu of Common Shares for certain investors, pre-funded warrants to purchase 495,049 Common Shares and the filing of an application to list the Common Shares on Nasdaq.

Any document of the type required to be incorporated into the short form prospectus by item 11.1 of Form 44-101F1 — Short Form Prospectus to be incorporated by reference into a short form prospectus,

including any annual information forms, all material change reports (excluding confidential reports, if any), all annual and interim financial statements and management’s discussion and analysis relating thereto, or information circular or amendments thereto filed by us with any securities commissions or similar regulatory authority in Canada after the date of this Prospectus Supplement and during the period that this Prospectus Supplement is effective, will be deemed to be incorporated by reference in this Prospectus Supplement and will automatically update and supersede information contained or incorporated by reference in this Prospectus Supplement. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to us and readers should review all information contained in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.
In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 6-K, Form 40-F or Form 20-F (or any respective successor form) that is filed with or furnished to the SEC by us after the date of this Prospectus Supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the U.S. Registration Statement of which this Prospectus Supplement forms a part. In addition, we may incorporate by reference into this Prospectus Supplement or the U.S. Registration Statement of which it forms a part, other information from documents that we will file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act, if and to the extent expressly provided therein.
Any statement contained in this Prospectus Supplement, the Shelf Prospectus, a document incorporated or deemed to be incorporated by reference in this Prospectus Supplement or in any free writing prospectus shall be deemed to be modified or superseded for the purposes of the Prospectus Supplement to the extent that a statement contained in this Prospectus Supplement or in any subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus Supplement modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the Shelf Prospectus.

DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT
IN ADDITION TO THE DOCUMENTS SPECIFIED IN THIS PROSPECTUS SUPPLEMENT AND IN THE ACCOMPANYING SHELF PROSPECTUS UNDER “DOCUMENTS INCORPORATED BY REFERENCE”, THE FOLLOWING DOCUMENTS HAVE BEEN OR WILL BE FILED WITH THE SEC AS PART OF THE U.S. REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING SHELF PROSPECTUS FORM A PART: (I) THE SALES AGREEMENT DESCRIBED IN THIS PROSPECTUS SUPPLEMENT; (II) POWERS OF ATTORNEY FROM OUR DIRECTORS AND OFFICERS, AS APPLICABLE; AND (III) THE CONSENT OF PRICEWATERHOUSECOOPERS LLP.

THE COMPANY
Satellos Bioscience Inc. was incorporated under the Canada Business Corporations Act (the “CBCA”) on July 27, 2012 (“Pre-Arrangement Satellos”). iCo Therapeutics Inc. (“iCo”) was incorporated under the Business Corporations Act (British Columbia) on April 20, 2006 and completed a reverse take-over transaction by way of statutory arrangement onto the TSX Venture Exchange.
On August 13, 2021, Pre-Arrangement Satellos and iCo completed a plan of arrangement (the “Arrangement”) under section 192 of the CBCA, pursuant to which, among other things, iCo acquired all of the issued and outstanding shares of Pre-Arrangement Satellos. In connection with the Arrangement, iCo (now, Satellos): (a) was continued under the CBCA; (b) amalgamated with Satellos to form the Company as it now exists, which continues to carry on the pre-Arrangement business of Pre-Arrangement Satellos and iCo; and (c) consolidated its outstanding Common Shares on a 20:1 basis.
As announced on February 14, 2024, the Company commenced trading on the TSX on February 15, 2024 under the symbol “MSCL”, and was delisted from the TSX Venture Exchange effective as of the close of the market on February 14, 2024.
On January 27, 2026, the Company filed articles of amendment to effect a consolidation of its issued and outstanding Common Shares on a 12:1 basis effective January 30, 2026 (the “Consolidation”). The Company commenced trading on Nasdaq under the trading symbol “MSLE” on February 6, 2026.
The Company has two wholly owned subsidiaries, Satellos Bioscience Australia Pty Ltd. (an entity incorporated under the laws of Australia) and Satellos Bioscience US, Inc. (an entity incorporated under the laws of Delaware, USA), through which the Company employs U.S. personnel.
The Company’s head office is located at 15 Allstate Parkway, Suite 600, Markham, Ontario, L3R 5B4, and the Company’s registered and records office is located at 199 Bay Street, Suite 4000, Toronto, Ontario, M5L 1A9.

DESCRIPTION AND GENERAL DEVELOPMENT OF THE BUSINESS
Overview of the Company
Satellos is a publicly listed (NASDAQ: MSLE, TSX: MSCL), clinical-stage drug development company focused on restoring natural muscle repair and regeneration in degenerative muscle diseases. Through its research, Satellos has developed SAT-3247, an orally administered small molecule drug designed to address deficits in muscle repair and regeneration. SAT-3247 targets AAK1, a key protein that Satellos has identified as capable of helping restore muscle stem cell signaling that is disrupted in DMD. By addressing the loss of dystrophin-dependent cues, SAT-3247 may re-establish the signals that support effective muscle regeneration. SAT-3247 is currently in clinical development as a potential disease-modifying treatment, initially for DMD, in two clinical trials, CL-201 known as BASECAMP and LT-001, known as TRAILHEAD. Satellos continues to utilize its research and proprietary discovery platform, MyoReGenX, to identify additional muscle diseases or injury conditions where restoring muscle repair and regeneration may have therapeutic benefit and represent future clinical development opportunities.
Implications of Being a Foreign Private Issuer
We are a foreign private issuer within the meaning of the rules under the Exchange Act. Our status as a foreign private issuer also exempts us from compliance with certain laws and regulations of the SEC and certain regulations of Nasdaq. Consequently, even after we no longer qualify as an emerging growth company, we will not be subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions of Section 16 of the Exchange Act. Effective March 18, 2026, our officers and directors are no longer exempt from the insider reporting provisions of Section 16, subject to their reliance on a conditional exemption from such reporting provisions. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information.
Foreign private issuers and emerging growth companies also are exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, if we remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.
We may take advantage of these exemptions until such time as we no longer qualify as a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We will remain a foreign private issuer until such time that 50% or more of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of the members of our board of directors or our executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.
In addition, as a Canadian issuer that meets the eligibility requirements of the MJDS established by the SEC and the Canadian Securities Administrators, we are currently permitted to prepare our disclosure documents in accordance with Canadian securities laws and to use Canadian disclosure forms and standards, including filing our annual report on Form 40-F incorporating our Canadian Annual Information Form and preparing our management information circular in lieu of a U.S.-style proxy statement.
We have taken advantage of certain of these reduced reporting and other requirements in our filings with the SEC. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold equity securities.
If we cease to qualify as a foreign private issuer, we will be subject to the same reporting requirements and corporate governance requirements as a U.S. domestic issuer which may increase our costs of being a public company in the United States. See “Risk Factors”.

SUMMARY OF THE OFFERING
Issuer:
Satellos Bioscience Inc.
Common Shares to be offered by us:
Up to 5,091,649 shares, assuming the sale of US$50,000,000 of shares at a sales price of US$9.82 per share, which was the last reported sale price on Nasdaq on August 13, 2026. The actual number of shares issued and outstanding will vary depending on the sales price under the Offering.
Plan of Distribution
“At-the-market” offering as defined in Rule 415(a)(4) under the Securities Act that may be made from time to time through Leerink Partners, as sales agent. See under the heading “Plan of Distribution” beginning on page S-31 of this Prospectus Supplement.
Use of Proceeds:
We intend to use the net proceeds from the Offering, if any, for (i) ongoing research and development activities, and (ii) working capital and general corporate purposes, which may include advancing the development of SAT-3247 in DMD and FSHD through the various stages of clinical trials (Phase 2 to Phase 3) or clinical trials of SAT-3247 in other indications. See “Use of Proceeds” in this Prospectus Supplement.
Nasdaq Symbol:
“MSLE”
Risk Factors:
Investing in our securities involves significant risks. See “Risk Factors” on page S-14 of this Prospectus Supplement and under similar headings in the documents incorporated by reference into this Prospectus Supplement and in the Shelf Prospectus for a discussion of the factors you should carefully consider before deciding to invest in the Common Shares.
Leerink Partners may only sell the Offered Shares in the United States and such sales will only be made by transactions that are deemed to be “at-the-market” offerings as defined in Rule 415(a)(4) under the Securities Act, including sales made directly on Nasdaq or any other recognized marketplace upon which the Common Shares are listed or quoted or where the Common Shares are traded in the United States. No Offered Shares will be offered or sold in Canada or on any trading markets in Canada. See “Plan of Distribution” in this Prospectus Supplement.

RISK FACTORS
Investing in the Offered Shares is speculative and involves a high degree of risk. You should carefully consider the risks set out below, in the Shelf Prospectus and the AIF, the other documents incorporated by reference in this Prospectus Supplement and in any free writing prospectus, that summarize the risks that may materially affect our business before making an investment in the Offered Shares. If any of these risks occur, our business, results of operations or financial condition could be materially adversely affected. In that case, the trading price of our Common Shares could decline, and you may lose all or part of your investment. The risks set out in the documents indicated above are not the only risks we face. You should also refer to the other information set forth in this Prospectus Supplement as well as those incorporated by reference herein and therein, including financial statements and the related notes.
Risks Relating to this Offering
You will incur immediate and substantial dilution as a result of the completion of the Offering.
The price per share of the Offered Shares may be higher than the net tangible book value per share of our outstanding Common Shares prior to the Offering. Assuming that an aggregate of 5,091,649 Offered Shares are sold at an assumed offering price of US$9.82 per share, the last reported sale price of our Common Shares on Nasdaq on August 13, 2026, for aggregate gross proceeds of approximately US$50,000,000, and after deducting commissions and estimated offering expenses payable by us, new investors in the Offering will incur immediate dilution of US$5.66 per share.
Raising additional capital may cause dilution to our shareholders, impose restrictions on our operations or require us to relinquish rights to our product candidates.
Until such time, if ever, that we generate substantial product revenue, we expect to finance our cash needs through equity offerings, debt financings or other capital sources, including potential collaborations, licenses and other arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, shareholders’ ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect their rights as a holder of our Common Shares. Any future debt or preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, selling or licensing our assets, making capital expenditures, declaring dividends or encumbering our assets to secure future indebtedness. Such restrictions could adversely impact our ability to conduct our operations and execute our business plan.
We will have broad discretion over the use of the net proceeds from this Offering, and we may not use these proceeds effectively.
We retain broad discretion over the use of the net proceeds from the Offering. There may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary. In such circumstances, the net proceeds will be reallocated at our sole discretion. We will have discretion concerning the use of proceeds described in this Prospectus Supplement as well as the timing of our expenditures. As a result, an investor will be relying on our judgment for the application of the proceeds. You may not agree with how we allocate or spend the proceeds from the Offering. The results and the effectiveness of the application of the proceeds are uncertain. Our failure to apply these funds effectively could have a material adverse effect on our business, delay the development of our product candidates, and cause the price of our Common Shares to decline. If the proceeds are not applied effectively, our results of operations may suffer. See “Use of Proceeds”.
We may be or become a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. shareholders.
The rules governing passive foreign investment companies (“PFICs”) can have adverse effects for U.S. federal income tax purposes. Generally, for any taxable year, if at least 75% of our gross income is passive income, or at least 50% of the value of our assets (generally determined based on a weighted quarterly average) is attributable to assets that produce, or are held for the production of, passive income, we will be a PFIC. For purposes of these tests, passive income generally includes dividends, interest, certain gains from the sale of investment property, and certain rents and royalties, and passive assets generally include cash. Additionally, we generally will be treated as directly holding and receiving our proportionate share of the assets and income, respectively, of any corporation in which we own, directly or indirectly, 25% of its stock by value. The determination of whether we are a PFIC, which must be made annually after the close of each taxable year, depends on the particular facts and circumstances (such as the composition of our income and the composition and valuation of our assets, including goodwill and other intangible assets) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. Moreover, our ability to earn income that is non-passive for purposes of the PFIC rules is uncertain with respect to future years. Based on our gross income and assets and the nature of our business, we believe we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2025. Furthermore, there can be no assurance that we will not be considered a PFIC for our current taxable year ending December 31, 2026, or for any future taxable year. Our U.S. counsel expresses no opinion with respect to our PFIC status.
If we are a PFIC, a U.S. shareholder would be subject to adverse U.S. federal income tax consequences, such as ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. A U.S. shareholder may in certain circumstances mitigate adverse tax consequences of the PFIC rules by filing an election to treat the PFIC as a qualified electing fund (“QEF”) or, if shares of the PFIC are “marketable stock” for purposes of the PFIC rules, by making a mark-to-market election with respect to the shares of the PFIC. U.S. shareholders should be aware that in the event that we are a PFIC and a U.S. shareholder wishes to make a QEF election, we can make no assurances that we will supply U.S. shareholders with information that such U.S. shareholders require to make a QEF election. If a U.S. shareholder makes a mark-to-market election with respect to its shares, the U.S. shareholder generally is required to include annually in its U.S. federal taxable income as ordinary income an amount reflecting any year end increase in the value of its shares. Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to the Common Shares.
There is no minimum amount of net proceeds to us from the Offering.
There is no minimum amount of funds that is required to be raised under the Offering. Leerink Partners has agreed to use its commercially reasonable efforts to sell the Offered Shares when and to the extent requested by us, but we are not required to request the sale of any minimum amount of Common Shares qualified under this Prospectus Supplement and, if we request a sale, Leerink Partners is not obligated to purchase any Offered Shares that are not sold. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum amount, and only as requested by us, we may raise substantially less than the maximum total offering amount or nothing at all.
It is not possible to predict the number of Offered Shares we will issue under the Sales Agreement or aggregate proceeds resulting from sales made under the Sales Agreement.
The Offered Shares will be sold by Leerink Partners, as sales agent, at the market price prevailing at the time of sale and, therefore, there is no certainty as to the number of Offered Shares that may be sold in the Offering, if any. If the prevailing market price for the Common Shares declines, then we will be able to issue more Common Shares before attaining the aggregate offering price under the Offering and investors may suffer greater dilution.
The Offered Shares offered hereby will be sold in “at-the-market” offerings, and investors who buy Offered Shares at different times will likely pay different prices.
Investors who purchase Offered Shares in the Offering at different times will likely pay different prices, and so may experience different outcomes in their investment results. We will have discretion, subject to market demand, to vary the timing, prices and number of Offered Shares sold, and there is no minimum or maximum sales price per Offered Share. Investors may experience a decline in the value of the Offered Shares purchased by them as a result of share sales made at prices lower than the prices they paid.
Risks Related to the Ownership of the Common Shares
The market price of the Common Shares has been and is likely to continue to be volatile and an investment in Common Shares may suffer a decline in value.
The market price of the Common Shares may be volatile. The volatility may affect the ability of holders of Common Shares to sell their Common Shares at an advantageous price. Market price fluctuations in the Common Shares may be due to our operating results failing to meet the expectations of securities analysts or investors in any quarter, downward revision in securities analysts’ estimates, governmental regulatory action, adverse change in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by us or our competitors, along with a variety of additional factors, including, without limitation, those set forth under “Forward-Looking Statements” in this Prospectus Supplement. In addition, the market price for securities in the stock markets, including Nasdaq have recently experienced significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market price of the Common Shares. Any negative change in the public’s perception of our prospects could cause the price of the Common Shares, to decrease dramatically. Furthermore, any negative change in the public’s perception of the prospects of life sciences companies in general could depress the price of the Common Shares.
There is no assurance of a sufficient liquid trading market for the Common Shares in the future.
Our shareholders may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity for the Common Shares on the trading market, or that we will continue to meet the listing requirements of Nasdaq and the TSX, or achieve listing on any other public listing exchange.
Enforcement of judgments against foreign persons may not be possible.
The enforcement by investors of civil liabilities under the U.S. federal or state securities laws may be affected adversely by the fact that we are governed by the CBCA, that the majority of our officers and directors are residents of Canada or otherwise reside outside the United States, and that all, or a substantial portion of their assets and a substantial portion of our assets, are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of our directors and officers or enforce judgments obtained in the United States courts against us or certain of our directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.
There is some doubt as to whether a judgment of a U.S. court based solely upon the civil liability provisions of U.S. federal or state securities laws would be enforceable in Canada against us or our directors and officers. There is also doubt as to whether an original action could be brought in Canada against us or our directors and officers to enforce liabilities based solely upon U.S. federal or state securities laws.
As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.
We are a foreign private issuer under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Exchange Act, and related rules and regulations, applicable to U.S. domestic issuers. We do not file all of the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, as a foreign private issuer, we are exempt from the proxy rules under the U.S. Exchange Act. Our directors and officers are also exempt from the “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Effective March 18, 2026, our directors and officers are no longer exempt from the reporting requirements of Section 16 of the Exchange Act, and related rules with respect to their purchases and sales of our securities, subject to their reliance on a conditional exemption from such reporting requirements.
As a foreign private issuer, we are exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we expect to comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements may differ from those under the U.S. Exchange Act and Regulation FD and shareholders should not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic companies.
In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. For example, we do not intend to follow the minimum quorum requirements for shareholder meetings, as well as certain Nasdaq shareholder approval requirements prior to the issuance of securities, as permitted for foreign private issuers. As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all U.S. corporate governance requirements.
If we cease to qualify as a foreign private issuer, we will be subject to the same reporting requirements and corporate governance requirements as a U.S. domestic issuer which may increase our costs of being a public company in the United States.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.
We could lose our status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the MJDS. If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may lose the ability to rely upon exemptions from Nasdaq corporate governance requirements that are available to foreign private issuers.

CONSOLIDATED CAPITALIZATION
Other than as set out herein under “Prior Sales”, there have been no material changes in our consolidated share or debt capital since June 30, 2026, the date of our most recently completed financial period. As a result of the Offering, shareholders’ equity will increase by the amount of the net proceeds of the Offering and the number of issued and outstanding Common Shares will increase by the number of Offered Shares actually sold in the Offering.

DESCRIPTION OF THE OFFERED SHARES
Our authorized share capital consists of an unlimited number of Common Shares. As of August 13, 2026, the last trading date before the date of this Prospectus Supplement, we had an aggregate of 21,216,439 fully paid Common Shares issued and outstanding.
See “Description of Securities — Description of Common Shares” in the Shelf Prospectus for a detailed description of the attributes of our Common Shares.

USE OF PROCEEDS
We may issue and sell Offered Shares having aggregate sales proceeds of up to US$50,000,000 from time to time. The amount of proceeds from this Offering will depend upon the number of shares sold and the market price at which they are sold. There can be no assurance that we will be able to sell any shares under, or fully utilize, the Sales Agreement with Leerink Partners as a source of financing.
We currently intend to use the net proceeds from the Offering, if any, together with our current cash resources, to fund (i) ongoing research and development activities, and (ii) working capital and general corporate purposes, which may include advancing the development of SAT-3247 through the various stages of clinical trials (Phase 2 to Phase 3) or clinical trials of SAT-3247 in other indications.
By the nature of our business as a clinical stage drug development company, we had negative operating cash flow for our most recent interim financial period and financial year. To the extent we have negative cash flows in future periods, we may use a portion of our general working capital to fund such negative cash flow.
As of the date of this Prospectus Supplement, we cannot specify with certainty all of the particular uses for the net proceeds to us from the Offering, if any. As a result, our management will have broad discretion regarding the timing and application of the net proceeds from this Offering. Pending the application of the net proceeds, we intend to invest the net proceeds in short-term, investment grade, interest bearing securities.
PRIOR SALES
The following table summarizes the Common Shares or securities convertible into, or exercisable to acquire, Common Shares that have been issued by us during the 12 months prior to the date of this Prospectus Supplement.
Date	Type of Security	Issue/Exercise Price(1)		Number of Securities(1)
August 15, 2025	Stock Options Issued(2)	C$	6.96	224,091
August 25, 2025	Stock Options Issued(2)	C$	7.08	12,500
September 3, 2025	Warrants Exercised(3)	C$	7.20	4,166
September 5, 2025	Warrants Exercised(3)	C$	7.20	11,666
September 9, 2025	Warrants Exercised(3)	C$	7.20	16,666
September 10, 2025	Warrants Exercised(3)	C$	7.20	18,229
September 11, 2025	Warrants Exercised(3)	C$	7.20	25,520
September 12, 2025	Warrants Exercised(3)	C$	7.20	19,375
September 15, 2025	Warrants Exercised(3)	C$	7.20	49,166
September 16, 2025	Pre-Funded Warrants Exercised	C$	0.00	587,560
October 8, 2025	Stock Options Exercised	C$	6.00	34,463
November 14, 2025	Stock Options Issued(2)	C$	9.36	57,026
January 22, 2026	Stock Options Issued(2)	C$	12.84	77,294
February 9, 2026	Common Shares Issued(4)	US$	10.10	5,168,019
February 9, 2026	Pre-Funded Warrants Issued(4)	US$	10.10	495,049
March 11, 2026	Pre-Funded Warrants Exercised	C$	0.00	204,268
April 2, 2026	Stock Options Issued(2)	C$	8.25	577,315
May 14, 2026	Stock Options Issued(2)	C$	9.97	41,662
June 29, 2026	Stock Options Exercised	C$	7.08	7,295
July 9, 2026	Pre-Funded Warrants Exercised	C$	0.00	377,954

Notes:
(1)
Presented on a post-Consolidation basis.

(2)
Granted under the stock option plan of the Company.

(3)
Exercise of warrants issued on September 13, 2022 as part of a public offering.

(4)
Issued pursuant to a public offering.

TRADING PRICE AND VOLUME
Our Common Shares are listed for trading on Nasdaq under the trading symbol “MSLE”. On August 13, 2026, the closing price of our Common Shares on Nasdaq was US$9.82 per Common Share.
The following table shows the high and low trading prices and the aggregate volume of our Common Shares traded on Nasdaq for the periods indicated:
	Nasdaq
Month	High	Low	Volume
	(US$)	(US$)	(Shares)
2026
February(1)	12.46	10.80	231,820
March	13.23	5.63	523,975
April	8.84	5.50	304,269
May	8.57	6.69	142,373
June	8.16	5.45	236,055
July	10.65	7.32	435,629
August 1 – 13	10.42	9.56	53,749

Notes:
(1)
For the period beginning February 6, 2026, the date the Common Shares commenced trading on the Nasdaq, to February 28, 2026.

Our Common Shares are listed for trading on the TSX under the trading symbol “MSCL”. On August 13, 2026, the closing price of our Common Shares on the TSX was C$13.85 per Common Share.
The following table shows the high and low trading prices and the aggregate volume of our Common Shares traded on the TSX for the periods indicated:
	TSX
Month	High	Low	Volume
	(C$)	(C$)	(Shares)
2025
August	7.56	6.36	204,061
September	8.88	7.20	831,131
October	10.32	8.04	289,906
November	9.72	8.04	220,684
December	8.64	7.56	297,644
2026
January	16.44	8.16	1,116,451
February	17.02	14.70	623,287
March	18.98	7.94	914,151
April	12.94	7.67	341,071
May	11.72	9.25	213,321
June	11.51	7.76	445,259
July	14.99	10.17	771,497
August 1 – 13	14.47	13.24	86,730

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion describes certain material U.S. federal income tax considerations relating to the ownership and disposition of Common Shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that hold Common Shares as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, brokers, dealers, or traders in securities or foreign currencies, persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons that hold Common Shares as part of a “straddle,” “conversion transaction,” “synthetic security,” or integrated investment, persons that received their Common Shares as compensatory payments, persons that have a “functional currency” other than the U.S. dollar, persons that own, directly, indirectly, or constructively, 10% or more of the voting power or value of Common Shares, corporations that accumulate earnings to avoid U.S. federal income tax, persons that hold their Common Shares in connection with a trade or business, permanent establishment, or fixed place of business outside the United States, and S corporations, partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes), and other pass-through entities (and investors in such passthrough entities)). This discussion does not address any U.S. state or local or non-U.S. tax consequences, any estate, gift or alternative minimum tax consequences, or the special tax accounting rules under Section 451(b) of the Code.
As used in this discussion, the term “U.S. Holder” means a beneficial owner of Common Shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.
If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Common Shares, the U.S. federal income tax considerations relating to an investment in Common Shares generally will depend on the status and activities of such entity or arrangement and the particular partner. Any such entity or arrangement should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners of the purchase, ownership, and disposition of Common Shares.
Passive Foreign Investment Company Rules
Generally, for any taxable year, if at least 75% of our gross income is passive income, or at least 50% of the value of our assets (generally determined based on a weighted quarterly average) is attributable to assets that produce, or are held for the production of, passive income, we will be a PFIC. For purposes of these tests, passive income generally includes dividends, interest, certain gains from the sale of investment property, and certain rents and royalties, and passive assets generally include cash. Additionally, we generally will be treated as directly holding and receiving our proportionate share of the assets and income, respectively, of any corporation in which we own, directly or indirectly, 25% of its stock by value. The determination of whether we are a PFIC, which must be made annually after the close of each taxable year, depends on the particular facts and circumstances (such as the composition of our income and the composition and valuation of our assets, including goodwill and other intangible assets) and also may be affected by the application of the PFIC rules, which are subject to differing interpretations. Moreover, our ability to earn income that is non-passive for purposes of the PFIC rules is uncertain with respect to future years. Based on our gross income and assets and the nature of our business, we believe we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2025. Furthermore, there can be no assurance that we will not be considered a PFIC for our current taxable year ending December 31, 2026, or for any future taxable year. Our U.S. counsel expresses no opinion with respect to our PFIC status.
If we are a PFIC for any taxable year during which a U.S. Holder owns Common Shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution made during a taxable year that is greater than 125% of the average annual distributions made in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for Common Shares, and (2) any gain recognized on a sale, exchange, or other disposition, including a pledge, of Common Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for Common Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, for ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.
If we are a PFIC for any taxable year during which a U.S. Holder holds Common Shares, we generally must continue to be treated as a PFIC by the U.S. Holder for all succeeding years during which the U.S. Holder holds Common Shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to Common Shares. If this election is made, the U.S. Holder will be deemed to sell Common Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC. Any gain recognized from such deemed sale will be taxed under the PFIC excess distribution regime, and any loss will not be recognized. The U.S. Holder’s tax basis in its Common Shares will be increased by the amount of gain recognized, and the U.S. Holder’s holding period for its Common Shares will start on the day after the last day of the last taxable year in which we qualified as a PFIC. After the deemed sale election, the U.S. Holder’s Common Shares will not be treated as shares of a PFIC unless we subsequently become a PFIC.
If we are a PFIC for any taxable year during which a U.S. Holder holds Common Shares and at any time have a non-U.S. corporate subsidiary that also is a PFIC (“Lower-Tier PFIC”), such U.S. Holder generally will be treated as owning a proportionate amount (by value) of the shares of the Lower-Tier PFIC and will be taxed under the PFIC excess distribution regime on distributions by the Lower-Tier PFIC and on gain from the disposition of shares of the Lower-Tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to our non-U.S. subsidiaries, if any.
If we are a PFIC for any taxable year during which a U.S. Holder holds Common Shares, such U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on Common Shares if such U.S. Holder makes a valid “mark-to-market” election for Common Shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Our Common Shares will be marketable stock as long as they remain listed on Nasdaq and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally will take into account, as ordinary income for each taxable year of the U.S. Holder, any excess of the fair market value of the U.S. Holder’s Common Shares held at the end of such taxable year over the U.S. Holder’s adjusted tax basis in such Common Shares. The U.S. Holder also will take into account, as an ordinary loss for each taxable year, any excess of its adjusted tax basis in such Common Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in its Common Shares will be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange, or other disposition of Common Shares in any taxable year in which we are a PFIC will be treated as ordinary income and any loss from such sale, exchange, or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.
A mark-to-market election will not apply to Common Shares for any taxable year during which we are not a PFIC but will remain in effect with respect to any subsequent taxable year in which we become a PFIC.

Such election generally will not apply to any Lower-Tier PFICs that we may organize or acquire in the future, unless shares of such Lower-Tier PFICs are themselves marketable stock. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any Lower-Tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for Common Shares.
The tax consequences that would apply if we are a PFIC also would be different from those described above if a U.S. Holder were able to make a valid QEF election for taxable years during which the U.S. Holder holds Common Shares and in which we are a PFIC. U.S. Holders should be aware that in the event that we are a PFIC and they wish to make a QEF election, we can make no assurances that we will supply them with information that they require to make a QEF election. Accordingly, U.S. Holders may be unable to make a QEF election with respect to Common Shares.
If we are a PFIC for any taxable year during which a U.S. Holder holds Common Shares, a U.S. Holder generally will be required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.
The U.S. federal income tax rules relating to PFICs are very complex. U.S. Holders are strongly urged to consult their own tax advisors with respect to the impact of such rules on the purchase, ownership, and disposition of Common Shares, the consequences to them of an investment in a PFIC, any elections available with respect to such investment, and the information reporting obligations with respect to an investment in a PFIC.
Distributions
Subject to the discussion above under “Passive Foreign Investment Company Rules,” a U.S. Holder that receives a distribution from us with respect to Common Shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Common Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Common Shares, the excess will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to them to be treated as dividends. The dividend income generally will include any amounts withheld by us in respect of foreign taxes. The amount of any dividend income paid in a currency other than the U.S. dollar will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.
Distributions that are treated as dividends generally will constitute income from sources outside the United States for U.S. foreign tax credit purposes and passive category income. Subject to certain complex conditions and limitations, foreign taxes withheld on any distributions on Common Shares at a rate not exceeding the rate provided by an applicable income tax treaty may be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. The U.S. Treasury regulations may in some circumstances prohibit U.S. Holders from claiming a foreign tax credit with respect to certain foreign taxes that are not creditable under applicable income tax treaties. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a U.S. foreign tax credit in their particular circumstances and the possibility of claiming a deduction (in lieu of the U.S. foreign tax credit) for any foreign taxes paid or withheld.
Dividends paid by a “qualified foreign corporation” are eligible for taxation to non-corporate U.S. Holders at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met, including holding period and the absence of certain risk reduction transaction requirements. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances. However, dividends paid by a company that is a PFIC in the taxable year in which the distribution is paid or in the preceding taxable year are not eligible to be taxed at such reduced rate. Distributions on Common Shares that are treated as dividends generally will not be eligible for the “dividends received deduction” generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.
A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on Common Shares that are readily tradable on an established securities market in the United States. Our Common Shares generally will be considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as we intend our Common Shares to be. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to Common Shares.
Sale, Exchange or Other Disposition of Common Shares
Subject to the discussion above under “Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange, or other disposition of Common Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange, or other disposition and such U.S. Holder’s adjusted tax basis in Common Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange, or other disposition, the Common Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain will be taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of Common Shares generally will be gain or loss from sources within the United States for U.S. foreign tax credit purposes.
Backup Withholding and Information Reporting
U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to their investment in Common Shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Passive Foreign Investment Company Rules,” each U.S. Holder that is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US$100,000 for Common Shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.
Dividends on and proceeds from the sale or other disposition of Common Shares may be subject to backup withholding unless the U.S. Holder establishes a basis for exemption. Backup withholding generally would apply if the U.S. Holder fails to (1) provide an accurate United States taxpayer identification number (usually on IRS Form W-9), or (2) otherwise establish an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.
U.S. Holders should consult their own tax advisors regarding the backup withholding and information reporting rules.
The discussion above is for general informational purposes only and is not tax advice. Prospective investors in Common Shares should consult their own tax advisors regarding the U.S. federal, state, and local and non-U.S. income and non-income tax consequences of the purchase, ownership, and disposition of Common Shares in their particular circumstances, including information reporting requirements and the impact of any potential change in law.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The following is, as of the date prior to the date hereof, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (together, the “Tax Act”) generally applicable to a holder who: (i) acquires an Offered Share as beneficial owner pursuant to this Prospectus Supplement, (ii) at all relevant times, for the purposes of the Tax Act, deals at arm’s length with us and the sales agent and is not affiliated with us or the sales agent, (iii) for the purposes of the Tax Act and at all relevant times, acquires and holds Offered Shares as capital property, (iv) for purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is not resident or deemed to be resident in Canada, (v) does not use or hold, and is not deemed to use or hold, Offered Shares in connection with a business (including an adventure or concern in the nature of trade) carried on in Canada, (vi) is not an insurer that carries on business in Canada and elsewhere, (vii) is not an “authorized foreign bank” (as defined in the Tax Act), (viii) has not entered into, and will not enter into, a “derivative forward agreement”, “synthetic equity arrangement” or “synthetic disposition arrangement” (each as defined in the Tax Act) in respect of the Common Shares, and (ix) that is not a “foreign affiliate” (as defined in the Tax Act) of a taxpayer resident in Canada (each, a “Holder”).
The Offered Shares will generally be considered to be capital property to a Holder provided the Holder does not use or hold, is not deemed to use or hold, and will not use or hold the Offered Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired or is deemed to have acquired the Offered Shares in a transaction or transactions considered to be an adventure or concern in the nature of trade.
The term “U.S. Holder,” for the purposes of this summary, means a Holder who, for purposes of the Canada-U.S. Tax Convention, is at all relevant times resident solely in the United States and is a “qualifying person” (within the meaning of the Canada-U.S. Tax Convention) eligible for the full benefits of the Canada-U.S. Tax Convention. In some circumstances, persons deriving amounts through fiscally transparent entities (including limited liability companies) may be entitled to benefits under the Canada-U.S. Tax Convention. U.S. Holders are urged to consult their own tax advisors to determine their entitlement to benefits under the Canada-U.S. Tax Convention and related compliance requirements based on their particular circumstances.
This summary is based upon the facts set out in this Prospectus Supplement, the provisions of the Tax Act and Canada-U.S. Tax Convention in force as of the date prior to the date hereof, all specific proposals to amend the Tax Act (the “Tax Proposals”) which have been publicly and officially announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof, and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) that are publicly available and published in writing prior to the date hereof. This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, or change in administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.
This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in the Offered Shares. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. Holders should consult their own tax advisors with respect to the tax consequences of acquiring Offered Shares pursuant to the Offering applicable to them based on their own particular circumstances, including the application and effect of the income and other tax laws of any country, province or other jurisdiction that may be applicable to the Holder. This summary does not address any tax considerations applicable to persons other than Holders and such persons should consult their own tax advisors regarding the consequences of acquiring, holding and disposing of Offered Shares under the Tax Act and any jurisdiction in which they may be subject to tax.

Currency Conversion
Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Offered Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars based on the relevant exchange rate as determined in accordance with the Tax Act.
Taxation of Dividends
Dividends paid or credited, or deemed to be paid or credited, to a Holder on the Offered Shares will be subject to Canadian withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividend unless reduced by the terms of an applicable tax treaty or convention between Canada and the country in which the Holder is resident. For example, such rate is generally reduced under the Canada-U.S. Tax Convention to 15% if the beneficial owner of such dividend is a U.S. Holder (or 5% if the beneficial owner of such dividend is a U.S. Holder that is a company that beneficially owns, directly or indirectly, at least 10% of our voting stock). The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”) of which Canada is a signatory, affects many of Canada’s tax treaties (but not the Canada-U.S. Tax Convention), including the ability to claim benefits thereunder. Holders should consult their own tax advisors to determine their entitlement to benefits under any applicable income tax treaty or convention based on their particular circumstances.
Disposition of Offered Shares
A Holder generally will not be subject to tax under the Tax Act in respect of any capital gain realized by such Holder on a disposition or deemed disposition of Offered Shares nor will capital losses arising therefrom be recognized under the Tax Act, unless the Offered Shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Holder at the time of the disposition and the Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Holder is resident at the time of the disposition (including as a result of the application of the MLI).
Generally, as long as the Offered Shares are, at the time of disposition, listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX and Nasdaq), the Offered Shares will not constitute taxable Canadian property of a Holder, unless at any time during the 60-month period immediately preceding the disposition or deemed disposition the following two conditions are met concurrently: (a) the Holder, persons with whom the Holder did not deal at arm’s length, partnerships whose members include, either directly or indirectly through one or more partnerships, the Holder and/or persons with whom the Holder did not deal at arm’s length, or any combination of the foregoing, owned 25% or more of the issued shares of any class or series of shares of our capital stock, and (b) more than 50% of the fair market value of the Offered Shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” or “timber resource properties” (each as defined in the Tax Act), and options in respect of, interests in, or, for civil law, rights in, any such property (whether or not such property exists). Pursuant to proposed amendments to the Tax Act released by the Department of Finance (Canada) on July 23, 2026 (the “TCP Proposals”), shares that are listed on a designated stock exchange would be deemed to include an option, an interest or a right in such shares, whether or not such shares exist, such that any such options, interests or rights held by a Holder would be included in determining whether such Holder exceeds the 25% threshold described in (a) above. The TCP Proposals are proposed to come into force on Royal Assent. Notwithstanding the foregoing, an Offered Share may also be deemed to be taxable Canadian property to a Holder for purposes of the Tax Act in certain other circumstances.
Holders whose Offered Shares will or may constitute taxable Canadian property should consult their own tax advisors regarding the tax and compliance considerations that may be relevant to them.

PLAN OF DISTRIBUTION
In accordance with the Sales Agreement and pursuant to this Prospectus Supplement, we may offer and sell Common Shares having an aggregate offering price of up to US$50,000,000 from time to time through Leerink Partners, as sales agent. Sales of the Offered Shares, if any, under this Prospectus Supplement and the accompanying Shelf Prospectus will be made by any method that is deemed to be an “at-the-market offering” as defined in Rule 415(a)(4) under the Securities Act, including sales made directly on or through Nasdaq or on any other existing trading market for the Common Shares in the United States.
Each time we wish to issue and sell Offered Shares under the Sales Agreement, we will notify Leerink Partners of the number of Offered Shares to be issued, the dates on which such sales are anticipated to be made, any limitation on the number of Offered Shares to be sold in any one day and any minimum price below which sales may not be made. Once we have so instructed Leerink Partners, unless Leerink Partners declines to accept the terms of such notice, Leerink Partners has agreed to use its commercially reasonable efforts consistent with its normal trading and sales practices to sell such Offered Shares up to the amount specified on such terms. The obligations of Leerink Partners under the Sales Agreement to sell our Offered Shares are subject to a number of conditions that we must meet. We or Leerink Partners may suspend the Offering upon proper notice to the other party.
No Offered Shares will be sold in Canada or on any trading market in Canada. Neither we nor Leerink Partners will undertake any act, advertisement, solicitation, conduct or negotiation directly or indirectly in furtherance of the sale of the Offered Shares in Canada, undertake an offer or sale of any of the Offered Shares to a person that it knows or has reason to believe is in Canada or has been pre-arranged with a buyer in Canada, or to any person who it knows or has reason to believe is acting on the behalf of persons in Canada or to any person whom it knows or has reason to believe intends to reoffer, resell or deliver the Offered Shares in Canada or on any trading market in Canada or to any persons in Canada or acting on behalf of persons in Canada.
The settlement of sales of Offered Shares between us and Leerink Partners is generally anticipated to occur on the first trading day following the date on which the sale was made. Sales of Offered Shares as contemplated in this Prospectus Supplement will be settled through the facilities of The Depository Trust Company (“DTC”) or by such other means as we and Leerink Partners may agree upon. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.
We will pay Leerink Partners a commission rate of 3.0% of the gross proceeds of any Offered Shares sold under the Sales Agreement. Because there is no minimum offering amount required as a condition to close this Offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time. The sales proceeds, after deducting any expenses payable by us and any transaction fees imposed by any governmental, regulatory or self-regulatory organization in connection with the sales of the Offered Shares, will equal our net proceeds for the sale of such Offered Shares.
Leerink Partners will provide written confirmation to us before the open on the Nasdaq Global Market on the day following each day on which Offered Shares are sold under the Sales Agreement. Each confirmation will include the number of Offered Shares sold on that day, the aggregate gross proceeds of those sales and the proceeds to us. We will report at least quarterly the number of Offered Shares sold through Leerink Partners under the Sales Agreement, the net proceeds to us and the compensation paid by us to Leerink Partners in connection with the sales of Offered Shares during the relevant period.
In connection with the sale of Offered Shares on our behalf, Leerink Partners will be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation paid to Leerink Partners will be deemed to be underwriting commissions or discounts. We have agreed to indemnify Leerink Partners against certain civil liabilities, including liabilities under the Securities Act and the Exchange Act. We have also agreed to contribute to payments Leerink Partners may be required to make in respect of such liabilities. As sales agent, Leerink Partners will not engage in any transactions that stabilize the Common Shares.
The Offering of Offered Shares pursuant to the Sales Agreement will terminate upon the earlier of (i) the sale of all Offered Shares subject to the Sales Agreement and (ii) the termination of the Sales Agreement as permitted therein. We and Leerink Partners may each terminate the Sales Agreement at any time upon ten days’ prior written notice.

This summary of the material provisions of the Sales Agreement does not purport to be a complete statement of its terms and conditions. A copy of the Sales Agreement is filed as an exhibit to the U.S. Registration Statement and is incorporated by reference in this Prospectus Supplement.
Leerink Partners and its affiliates may in the future provide various investment banking, commercial banking, financial advisory and other financial services for us and our affiliates, for which services they may in the future receive customary fees. In the course of its business, Leerink Partners may actively trade our securities for its own account or for the accounts of customers, and accordingly, Leerink Partners may at any time hold long or short positions in such securities. The Common Shares are listed on Nasdaq under the symbol “MSLE”. A prospectus in electronic format may be made available on a website maintained by Leerink Partners, and Leerink Partners may distribute the prospectus electronically.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC the U.S. Registration Statement relating to, among other securities, the Offered Shares. This Prospectus Supplement and the Shelf Prospectus, both of which constitute a part of the U.S. Registration Statement, do not contain all of the information contained in the U.S. Registration Statement, certain items of which are contained in the exhibits to the U.S. Registration Statement as permitted by the rules and regulations of the SEC. See “Documents Filed as Part of the U.S. Registration Statement” in this Prospectus Supplement and the Shelf Prospectus. Statements contained in this Prospectus Supplement, the Shelf Prospectus or a document incorporated by reference in the Prospectus Supplement and the Shelf Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits to the U.S. Registration Statement for a more complete description of the matter involved. The U.S. Registration Statement, and the items of information omitted from this Prospectus Supplement and the Shelf Prospectus but contained in the U.S. Registration Statement, will be available on EDGAR (www.sec.gov).
We are subject to the information requirements of the Exchange Act and applicable Canadian securities legislation and, in accordance therewith, file and furnish annual and quarterly financial information and material change reports, business acquisition reports and other material with the securities commission or similar regulatory authority in each of the provinces of British Columbia, Alberta and Ontario and with the SEC. Under MJDS adopted by the United States and Canada, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules made under the Exchange Act, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Effective March 18, 2026, our officers and directors are no longer exempt from the insider reporting provisions of Section 16, subject to their reliance on a conditional exemption from such reporting provisions. In addition, we are not required to publish financial statements as promptly as United States companies.
You may read any document that the Company has filed with or furnished to the SEC on EDGAR at www.sec.gov. You may read and download any public document that the Company has filed with the applicable Canadian securities regulatory authorities under the Company’s profile on SEDAR+ (www.sedarplus.ca).

AGENT FOR SERVICE OF PROCESS
Geoff MacKay, Stephanie Brown, Selwyn Ho, Franklin M. Berger, Iris Loew-Friedrich and Adam Mostafa, directors of the Company, reside outside of Canada and have appointed Satellos as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.
Name of Person	Name and Address of Agent
Geoff MacKay Stephanie Brown Selwyn Ho Adam Mostafa Franklin M. Berger Iris Loew-Friedrich	Satellos Bioscience Inc. 15 Allstate Parkway Suite 600 Markham, Ontario L3R 5B4

LEGAL MATTERS AND INTEREST OF EXPERTS
Certain legal matters related to our securities offered by this Prospectus Supplement will be passed upon on behalf of the Company by Blake, Cassels & Graydon LLP, with respect to matters of Canadian law, and Cooley LLP, with respect to matters of U.S. law and on behalf of the sales agent by Latham & Watkins LLP. None of Blake, Cassels & Graydon LLP, Cooley LLP, Latham & Watkins LLP, nor any partner, principal or employee thereof, as applicable, received or has received a direct or indirect interest in the Company or of any associate or affiliate of the Company. As at the date hereof, the aforementioned persons and the partners, principals and employees, as applicable, of each of the aforementioned experts, beneficially own, directly or indirectly, in the aggregate less than 1% of the issued and outstanding Common Shares.

AUDITORS, TRANSFER AGENT AND REGISTRAR
The Company’s independent registered public accounting firm is PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued a Report of Independent Registered Public Accounting Firm dated March 27, 2026 in respect of the Company’s consolidated financial statements as of December 31, 2025 and 2024 and for each of the years ended December 31, 2025 and December 31, 2024. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada, including the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct and any applicable legislation or regulations and the rules and regulations, as well as the rules of the US Securities and Exchange Commission (SEC) and the Public Company Accounting Oversight Board (PCAOB) on auditor independence.
As of the date of this Prospectus Supplement, the registrar and transfer agent for the Common Shares is Computershare Investor Services Inc. at its offices in Vancouver, British Columbia.

ENFORCEABILITY OF CIVIL LIABILITIES
We are a company continued under the CBCA. Many of our directors and officers and the experts named herein are residents of Canada or otherwise reside outside of the United States and all or a substantial portion of their assets may be, and a substantial portion of our assets, are located outside of the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of Common Shares who reside in the United States to effect service of process within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. It is unlikely to be a defence in a Canadian court to the enforcement of a judgment of a U.S. court that the judgment is predicated solely upon civil liability under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States. There is substantial doubt whether an action could be brought in Canada in the first instance on the basis of the liability predicated solely upon U.S. federal securities laws.
We have filed with the SEC, concurrently with our U.S. Registration Statement of which this Prospectus Supplement and the accompanying Shelf Prospectus are a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of securities under this Prospectus Supplement.

CERTIFICATE OF THE COMPANY
Dated: August 14, 2026
The short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, will, as of the date of a particular distribution of securities under the prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by the Shelf Prospectus and this Prospectus Supplement, as required by the securities legislation of the provinces of British Columbia, Alberta and Ontario.
On behalf of the Company
(signed) “Frank Gleeson” Chief Executive Officer	(signed) “Elizabeth Williams” Chief Financial Officer
On behalf of the Board of Directors
(signed) “Geoff MacKay” Director	(signed) “Adam Mostafa” Director

C-1

This amended and restated short form base shelf prospectus has been filed under legislation in each of the provinces of British Columbia, Alberta and Ontario that permits certain information about these securities to be determined after this amended and restated prospectus has become final and that permits the omission from this amended and restated prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirement is available.
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This amended and restated short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See “Plan of Distribution”.
Information has been incorporated by reference in this amended and restated short form prospectus from documents filed with securities commissions or similar authorities in the Canadian provinces of British Columbia, Alberta and Ontario. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Satellos Bioscience Inc. at 15 Allstate Parkway, Suite 600, Markham, Ontario, L3R 5B4, Telephone (647) 660-1780, and are also available electronically at www.sedarplus.ca.
AMENDED AND RESTATED SHORT FORM BASE SHELF PROSPECTUS
(amending and restating the short form base shelf prospectus dated October 29, 2025)
New IssueAugust 11, 2026
SATELLOS BIOSCIENCE INC.
US$300,000,000
Common Shares
Preferred Shares
Warrants
Units
Subscription Receipts
Debt Securities
This amended and restated short form base shelf prospectus (“Prospectus”) relates to the offering for sale by Satellos Bioscience Inc. (“Satellos” or the “Company”) from time to time, during the 25-month period that this Prospectus, including any amendments thereto, remains valid, of up to US$300,000,000 in the aggregate of: (i) common shares in the capital of the Company (“Common Shares”); (ii) preferred shares in the capital of the Company (“Preferred Shares”); (iii) warrants (“Warrants”) to purchase other Securities (as defined below) of the Company; (iv) units (“Units”) composed of one or more of the other Securities; (v) subscription receipts (“Subscription Receipts”); and (vi) debt securities of the Company (the “Debt Securities” and together with the Common Shares, Preferred Shares, Warrants, Units and Subscription Receipts, collectively referred to herein as the “Securities”). The Securities may be offered separately or together, in amounts, at prices and on terms determined based on market conditions at the time of the sale and as set forth in an accompanying prospectus supplement (a “Prospectus Supplement”). This Prospectus is not intended to qualify “novel” securities as such term is defined in National Instrument 44-102 — Shelf Distributions.
All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement containing the specific terms of any Securities will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.
The specific terms of any Securities offered will be described in a Prospectus Supplement, including, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution) and any other specific terms; (ii) in the case of Preferred Shares, the designation of the particular class and/or series of Preferred Shares, the number of Preferred Shares offered, liquidation rights, the issue price, the dividend rate or method of determining the dividend rate, the dividend payment dates, any terms for redemption at the option of the Company or the holder, any conversion or exchange rights and any other specific terms; (iii) in the case of Warrants, the number of Warrants being offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution), the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and any procedures that will result in the adjustment of those numbers, the exercise price, the dates and periods of exercise and any other specific terms; (iv) in the case of Units, the number of Units offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution), the designation, number and terms of the other Securities comprising the Units, and any other specific terms; (v) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution), the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities, the designation, number and terms of such other Securities, and any other specific terms; and (vi) in the case of Debt Securities, the designation of the Debt Securities, the aggregate principal amount of the Debt Securities being offered, the currency or currency unit in which the Debt Securities may be purchased, authorized denominations, whether payment on the Debt Securities will be senior or subordinated to the Company’s other liabilities and obligations, the nature and priority of any security for the Debt Securities, any limit on the aggregate principal amount of the Debt Securities of the series being offered, the issue and delivery date, the maturity date, the offering price (at par, discount or at a premium), the interest rate or method of determining the interest rate, the interest payment date(s), any conversion or exchange rights that are attached to the Debt Securities, any redemption provisions, any repayment provisions, any arrangements with the trustee for the Debt Securities and any other specific terms. A Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus.
The Company may offer and sell the Securities to or through underwriters or dealers purchasing as principals and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. See “Plan of Distribution”. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Company in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price (in the event that the offering is a fixed price distribution), the proceeds that the Company will receive and any other material terms of the plan of distribution.
The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Company. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.
In connection with any offering of Securities, the underwriters, dealers, or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted, or discontinued at any time. See “Plan of Distribution”.
Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold, and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”.
The Company is permitted, under a multijurisdictional disclosure system (“MJDS”) adopted by the securities regulatory authorities in Canada and the United States, to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective purchasers in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), and may not be comparable to financial statements of United States companies prepared in accordance with U.S. generally accepted accounting principles. The audit of such financial statements may be subject to Canadian generally accepted auditing standards, which differ from United States generally accepted auditing standards. Canadian auditor independence standards may also differ from those in the United States.

Prospective investors should be aware that the purchase of Securities may have tax consequences that may not be fully described in this Prospectus or in any Prospectus Supplement, and should carefully review the tax discussion, if any, in the applicable Prospectus Supplement and in any event consult with a tax adviser.
The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is governed by the laws of Canada, that some or all of its officers and directors are residents of a country other than the United States, that some or all of the experts named in this Prospectus may be residents of a country other than the United States, and that a substantial portion of the assets of the Company and said persons may be located outside the United States. See “Enforceability of Civil Liabilities”.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
An investment in the Securities is subject to a number of risks. See “Risk Factors” for a more complete discussion of these risks.
No person is authorized by the Company to provide any information or to make any representation other than as contained in this Prospectus in connection with the issue and sale of the Securities offered hereunder.
No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents hereof.
The Company is not making an offer of the Securities in any jurisdiction where such offer is not permitted.
Geoff MacKay, Stephanie Brown, Selwyn Ho, Franklin M. Berger, Iris Loew-Friedrich and Adam Mostafa, all being directors of the Company, reside outside of Canada (the “Non-Resident Directors”). The Non-Resident Directors have appointed the following agent for service of process:
Name of the Non-Resident Director	Name and Address of Agent
Geoff MacKay Stephanie Brown Selwyn Ho Adam Mostafa Franklin M. Berger Iris Loew-Friedrich	Satellos Bioscience Inc. 15 Allstate Parkway Suite 600 Markham, Ontario L3R 5B4
Purchasers are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. See “Risk Factors”.
The Company’s head office is located at 15 Allstate Parkway, Suite 600, Markham, Ontario, L3R 5B4 and its registered and records office is located at 199 Bay Street, Suite 4000, Toronto, Ontario, M5L 1A9 and its telephone number is (647) 660-1780.

i

IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS
Prospective investors should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. References to this “Prospectus” include documents incorporated by reference herein. The Company has not authorized anyone to provide any information that is different. The information in or incorporated by reference into this Prospectus is current only as of the date of this Prospectus or the date on the front of such other documents. It should not be assumed that the information contained in this Prospectus is accurate as of any other date. The Company is not making an offer of these Securities in any jurisdiction where the offer is not permitted by law.
Before purchasing any Securities, prospective investors should carefully read both this Prospectus and any accompanying Prospectus Supplement prepared by the Company, together with the additional information described under the headings “Documents Incorporated by Reference”.
When used in this Prospectus and in any Prospectus Supplement, the terms “Satellos” and “the Company” refer to Satellos Bioscience Inc. and its subsidiaries, unless otherwise specified or the context otherwise requires. The term “management” in this Prospectus means those persons acting, from time to time, in the capacities of executive officers of the Company. Any statements in this Prospectus made by or on behalf of management are made in such persons’ capacities as officers of the Company and not in their personal capacities.
The Company may, from time to time, sell any combination of the Securities described in this Prospectus in one or more offerings up to an aggregate amount of US$300,000,000. This Prospectus provides a general description of the Securities that the Company may offer. All information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of those Securities to which the Prospectus Supplement pertains.
This Prospectus is part of a registration statement on Form F-10 (the “Registration Statement”). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the Registration Statement. Investors in the United States should refer to the Registration Statement and the exhibits thereto for further information with respect to the Company and the Securities.
In this Prospectus and any Prospectus Supplement, all references to “$” or “US$” are in United States dollars. All references to “C$” or “Canadian dollars” are used to indicate Canadian dollar values.
SPECIAL NOTE REGARDING FORWARD-LOOKING AND OTHER STATEMENTS
This Prospectus contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and its subsidiaries, or the industry in which they operate to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements in this Prospectus are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. All statements contained herein that are not clearly historical in nature are forward-looking, and the words such as “plan”, “expect”, “is expected”, “budget”, “scheduled”, “estimate”, “predict”, “continue”, “project”, “forecast”, “target”, “goal”, “contemplate”, “intend”, “anticipate”, “seek”, “future”, “likely”, “potential”, “possible” or “believe” or similar expressions (including negative and grammatical variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “can”, “would”, “should”, “might”, “shall” or “will” be taken, occur or be achieved and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements in this Prospectus include, but are not limited to, statements with respect to:
•
our belief that the Company will be successful in raising additional capital;

•
the expected research and development timelines, therapeutic benefits, effectiveness and safety of our product candidates;

•
our belief that the Company’s products and research and development efforts are targeting diseases and conditions with significant unmet medical treatment needs;

•
our belief that the Company has made, and will continue to make, progress towards the achievement of certain milestones or objectives;

•
our expectation with respect to meeting milestones and the minimum amount of funds the Company expects to need to raise in order to achieve such milestones and garner additional funding;

•
the initiation, timing, cost, progress, outcomes, resource needs and success of our research and development activities, plans and programs;

•
our expectations regarding our ability to design, test and patent novel drug products suitable for advancement into clinical trials and the anticipated timelines surrounding such clinical trials;

•
our belief that we will not receive substantive comments on our Investigational New Drug or equivalent applications;

•
our intentions of developing inhibitors to AAK1 (including but not limited to SAT-3247 and SAT-3153) and in showing that such potential inhibitors have desirable effects in relevant models of Duchenne muscular dystrophy (“Duchenne”) and in other indications, such as other degenerative muscle diseases, muscle injury or trauma, or muscle regeneration generally;

•
our expectations that we will identify predictive biomarkers which will translate into or be useful in conducting human clinical trials;

•
our belief that the results of the Company’s research and development activities, preclinical studies, safety studies or clinical trials have the potential to be commercially competitive with research and development activities, preclinical studies, safety studies or clinical trials conducted by other parties;

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discoveries we have made in muscle stem cell regulation having the potential to represent insights into a potential root cause of degenerative muscle disorders which has previously not been recognized and which may be therapeutically relevant in the treatment of degenerative muscle disorders;

•
our belief that the Company’s technology can be commercialized, and that such commercialization could be done as effectively or more effectively than other technologies to treat degenerative muscle disorders and conditions or other medical disorders or conditions, or at all;

•
our ability to discover, optimize, select and advance into clinical development therapeutic drug development candidates in a timely, cost-efficient and effective manner, or at all;

•
our ability to translate our discoveries in muscle stem cell regulation into safe and therapeutically effective drug products and the broad applicability of such products;

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our ability to enter into research and/or commercial development collaborations or partnerships to successfully and profitably advance our drug development candidates;

•
our ability and that of our partners (if any) to advance identified drug development candidates into, and successfully complete, clinical trials;

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our intention to identify and nominate one or more back-up product candidates and the potential benefits of having such back-ups;

•
our plans to utilize and deploy MyoReGenXTM in our programs and our continued relationship with the Ottawa Hospital Research Institute;

•
the ability of our products to effectively and safely treat Duchenne and other degenerative muscle disorders and conditions or other medical disorders or conditions and the applicability of our products to other disorders and conditions;

•
our expectations regarding future enrolment into clinical trials and the timing of future enrolment into clinical trials for our product candidates;

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our belief that our approach may reduce the risk, time and cost of developing therapeutics by avoiding some of the uncertainty associated with certain research and preclinical stages of drug development;

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our ability to generate and protect our intellectual property;

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our ability to operate our business without infringing upon the intellectual property rights of others;

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our ability to engage third-party services with specialized domain expertise for the drafting and submitting of regulatory applications to conduct clinical trials in humans;

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our ability to establish suitable Chemistry, Manufacturing and Controls and Good Manufacturing practices protocols;

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our expectations regarding federal, provincial and foreign regulatory requirements;

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the timing of, and the costs of obtaining and maintaining, regulatory approvals in the United States, Australia, Europe, Serbia and other jurisdictions;

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the rate and degree of market acceptance and clinical utility of our future products, if any;

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existing and future corporate alliances and licensing transactions with third parties, and the receipt and timing of any payments to be made by us or to us pursuant to such arrangements;

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the implementation and execution of our commercial and operational strategy;

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our ability to engage and retain the consultants or employees required to grow our business;

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the potential revenue that may be generated from our products, pricing and reimbursement of the patient cost of our drug products by insurers or national health systems, as the case may be, in those jurisdictions where the Company intends to sell its drug products and our ability to achieve profitability;

•
developments relating to our competitors and our industry, including the success of competing therapies that are or become available;

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our future financial performance, including projected expenditures, future revenue, capital requirements and our needs for additional financing;

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our belief that our current liquidity position is sufficient to finance our operations through 2027;

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our ability to maintain our listings on the Toronto Stock Exchange (the “TSX”) and the Nasdaq Global Market (“Nasdaq”) and the continued liquidity and trading market for our Common Shares;

•
the potential impact of tariffs, trade policy changes, and geopolitical conditions on our operations and ability to conduct business; and

•
general business and economic conditions and the evolving regulatory landscape.

Such forward-looking statements reflect our current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Satellos as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance, achievements, prospects or opportunities to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. In making the forward-looking statements included in this Prospectus, the Company has made various material assumptions, including, but not limited to:
•
obtaining positive results from our research and development activities, including clinical trials;

•
our ability to obtain regulatory approvals;

•
assumptions regarding general business, market, economic and regulatory conditions;

•
assumptions regarding the cost and timing of each study;

•
the Company’s ability to successfully advance its preclinical and clinical development programs and execute its plans substantially as currently envisioned;

•
the Company’s ability to identify and advance suitable product candidates;

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assumptions related to the pricing and reimbursement of its drug products in jurisdictions in which the Company intends to sell its drug products;

•
the Company’s current positive relationships with third parties will be maintained and the potential to develop new partnerships;

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our ability to continue to use existing licenses for the development of our product(s);

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the availability (and sources) of financing on reasonable terms;

•
future expenditures to be incurred by the Company, including research and development and operating costs;

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the Company’s ability to attract and retain skilled consultants and employees;

•
assumptions regarding market competition, market capture and pricing;

•
the products and technology offered by the Company’s competitors; and

•
the Company’s ability to protect patents and proprietary rights.

In evaluating forward-looking statements, current and prospective shareholders should specifically consider various factors, including the risks outlined herein under the heading “Risk Factors”. Certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to:
•
risks related to the early stage of our products;

•
uncertainties related to preclinical product development activities and clinical trial outcomes;

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uncertainties related to current economic conditions;

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risks related to rapid technological change;

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uncertainties related to forecasts and timing of clinical trials and regulatory approval;

•
competition in the market for therapeutic products, including those to treat Duchenne and related diseases;

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risks related to potential product liability claims;

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availability of financing and access to capital and the risks associated with the Company’s ability to continue as a going concern;

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market acceptance and commercialization of products;

•
the availability, costs and supply of materials;

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risks related to the effective management of our growth;

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risks related to the reliance on partnerships and licensing agreements;

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risks related to our reliance on key personnel;

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risks related to the regulatory approval process for the manufacture and sale of therapeutic products;

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risks related to the reimbursement process in various jurisdictions where the Company plans to sell its drug products; and

•
our ability to secure and protect our intellectual property.

Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Although the forward-looking statements contained in this Prospectus are based upon what the Company’s management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements.
There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.

The Company disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments, or otherwise, except as required by law.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement.
MARKET AND INDUSTRY DATA
Certain independent third-party and industry data contained (or incorporated by reference) in this Prospectus is based upon information from government or other independent industry or scientific publications and reports or based on estimates derived from such publications and reports. Government and industry publications and reports generally indicate that they have obtained their information from sources believed to be reliable, but neither the Company nor its representatives, have conducted their own independent verification of such information. While the Company believes this information to be reliable, third-party information is subject to variations and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical or scientific survey. In addition, this third-party information has been prepared as of a specific date and therefore does not contemplate changes in facts and circumstances following such date. Neither the Company nor any of its representatives has independently verified any of the research, findings or data from independent third-party sources referred to in this Prospectus or ascertained the underlying assumptions relied upon by such sources. Unless specifically stated, none of the third-party information cited in this Prospectus is incorporated by reference herein. For the avoidance of doubt, nothing stated in this paragraph operates to relieve the Company from liability for any misrepresentation contained in this Prospectus under applicable Canadian securities laws.
DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this Prospectus from documents filed with or delivered to securities commissions or similar authorities in Canada.   Copies of the documents incorporated herein by reference or a copy of the permanent information record may be obtained on request without charge from the Chief Financial Officer of the Company at 15 Allstate Parkway, Suite 600, Markham, Ontario, L3R 5B4, Telephone: (647) 660-1780 or by accessing the disclosure documents available through the internet on SEDAR+, which can be accessed at www.sedarplus.ca.
As at the date hereof, the following documents of the Company, filed with or delivered to securities commissions or similar authorities in the provinces of British Columbia, Alberta and Ontario, are specifically incorporated by reference into and form an integral part of this Prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus or in any other subsequently filed document that is also incorporated by reference in this Prospectus, as further described below:
(a)
the annual information form of the Company for the year ended December 31, 2025, dated March 27, 2026 (the “AIF”);

(b)
the audited annual consolidated financial statements of the Company as at and for the years ended December 31, 2025 and 2024 and notes thereto, and the report of independent registered public accounting firm as of and for the years ended December 31, 2025 and December 31, 2024;

(c)
the management’s discussion and analysis of the Company for the years ended December 31, 2025 and 2024, dated March 27, 2026;

(d)
the unaudited consolidated financial statements of the Company for the three months ended March 31, 2026, and March 31, 2025, together with the notes thereto (the “Interim Financial Statements”);

(e)
the management’s discussion and analysis of the Company for the three months ended March 31, 2026, and March 31, 2025;

(f)
the management information circular of the Company dated May 14, 2026 relating to the annual general meeting of the shareholders of the Company held on June 17, 2026;

(g)
the material change report dated January 30, 2026, in respect of the appointment of Antoinette Paone as the Company’s Chief Development Officer and Head of Regulatory Affairs and the 12:1 share consolidation; and

(h)
the material change report dated February 13, 2026 in respect of the pricing of the Company’s public offering of 4,455,445 Common Shares and, in lieu of Common Shares for certain investors, pre-funded warrants to purchase 495,049 Common Shares and the filing of an application to list the Common Shares on Nasdaq.

Any document of the type referred to in the preceding paragraph (excluding confidential material change reports), and all other documents of the type required by National Instrument 44-101 — Short Form Prospectus Distributions of the Canadian Securities Administrators to be incorporated by reference in this Prospectus, filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this Prospectus and prior to the termination of any offering of Securities hereunder shall be deemed to be incorporated by reference into this Prospectus.
To the extent that any document or information incorporated by reference into this Prospectus as described above is included in any report furnished to the SEC by the Company on Form 6-K (to the extent such incorporation by reference is expressly set forth therein), it shall be deemed to be incorporated by reference as an exhibit to the Registration Statement. In addition, any document or information included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC, as applicable, pursuant to the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this Prospectus, shall be deemed to be incorporated by reference into the Registration Statement (in the case of Form 6-K, if and to the extent such incorporation by reference is expressly set forth therein).
Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute part of this Prospectus; rather only such statement as so modified or superseded shall be considered to constitute part of this Prospectus.
Upon a new annual information form and the related annual consolidated financial statements being filed by the Company with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, any previous annual information form, including all amendments thereto, the previous annual consolidated financial statements and all interim unaudited consolidated financial statements (including any management’s discussion and analysis related thereto), any information circulars filed prior to the commencement of the fiscal year in which the new annual information is filed and material change reports filed prior to the end of the fiscal year in which the new annual information is filed, shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.
A Prospectus Supplement containing the specific terms of any Securities offered thereunder will be delivered to purchasers of such Securities together with this Prospectus to the extent required under applicable securities laws and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement solely for the purposes of the Securities offered hereunder and thereunder.
In addition, certain marketing materials (as that term is defined in applicable Canadian securities legislation) may be used in connection with a distribution of Securities under this Prospectus and the applicable Prospectus Supplement(s). Any “template version” of “marketing materials” (as those terms are defined in applicable Canadian securities legislation) pertaining to a distribution of Securities and filed by the

Company after the date of the Prospectus Supplement for the distribution and before termination of the distribution of such Securities, will be deemed to be incorporated by reference in that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been or will be filed or furnished with the SEC and form part of the Registration Statement and the exhibits thereto: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from our directors and officers, as applicable; and (iii) the consent of PricewaterhouseCoopers LLP. A copy of the form of warrant indenture, the Indenture, subscription receipt agreement or statement of eligibility of trustee on Form T-1 under the United States Trust Indenture Act of 1939, as amended, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.
ADDITIONAL INFORMATION
The Registration Statement will be concurrently filed by the Company with the SEC in respect of the Securities offered pursuant to this Prospectus. The Registration Statement, of which this Prospectus constitutes a part, contains additional information not included in this Prospectus, certain items of which are contained in the exhibits to such registration statement, pursuant to the rules and regulations of the SEC.
The Company is subject to the continuous disclosure requirements of applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the applicable securities regulators in Canada. The Company is also subject to the information requirements of the Exchange Act and files reports and information with the SEC. Under the MJDS adopted by the United States and Canada, documents and other information that the Company files with or furnishes to the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules made under the Exchange Act, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s principal shareholders are exempt from the short swing profit recovery provisions contained in Section 16 of the Exchange Act. Effective March 18, 2026, the Company’s officers and directors are no longer exempt from the insider reporting provisions of Section 16, subject to their reliance on a conditional exemption from such reporting provisions. In addition, the Company is not required to publish financial statements as promptly as United States companies, its financial statements may be prepared under IFRS Accounting Standards rather than U.S. generally accepted accounting principles, and they may be audited under Canadian generally accepted auditing standards.
The SEC maintains an internet site at www.sec.gov that makes available reports and other information that the Company files or furnishes electronically with it. A prospective purchaser may also read and download any public document that the Company has filed with the Canadian securities regulatory authorities under the Company’s profile on SEDAR+ at www.sedarplus.ca. The Company’s internet site can be found at www.satellos.com Information contained or otherwise accessed through the Company’s website or any other website, other than those documents incorporated by reference herein and filed on the SEDAR+ website and EDGAR, does not, and should not be deemed to, form part of this Prospectus.
THE COMPANY
The following is a summary of information pertaining to the Company and does not contain all the information about the Company that may be important to prospective investors. Prospective investors should read the more detailed information including, but not limited to, the sections of the AIF, the financial statements, related notes, and management’s discussion and analysis that are incorporated by reference into and are considered to be a part of this Prospectus.
Satellos Bioscience Inc. was incorporated under the Canada Business Corporations Act (the “CBCA”) on July 27, 2012 (“Pre-Arrangement Satellos”). iCo Therapeutics Inc. (“iCo”) was incorporated under the Business Corporations Act (British Columbia) on April 20, 2006 and completed a reverse take-over transaction by way of statutory arrangement onto the TSX Venture Exchange.

On August 13, 2021, Pre-Arrangement Satellos and iCo completed a plan of arrangement (the “Arrangement”) under section 192 of the CBCA, pursuant to which, among other things, iCo acquired all of the issued and outstanding shares of Pre-Arrangement Satellos. In connection with the Arrangement, iCo (now, Satellos): (a) was continued under the CBCA; (b) amalgamated with Satellos to form the Company as it now exists, which continues to carry on the pre-Arrangement business of Pre-Arrangement Satellos and iCo; and (c) consolidated its outstanding Common Shares on a 20:1 basis.
As announced on February 14, 2024, the Company commenced trading on the TSX on February 15, 2024 under the symbol “MSCL”, and was delisted from the TSX Venture Exchange effective as of the close of the market on February 14, 2024.
On January 27, 2026, the Company filed articles of amendment to effect a consolidation of its issued and outstanding Common Shares on a 12:1 basis effective January 30, 2026. The Company commenced trading on Nasdaq under the trading symbol “MSLE” on February 6, 2026.
The Company has two wholly owned subsidiaries, Satellos Bioscience Australia Pty Ltd. (an entity incorporated under the laws of Australia) and Satellos Bioscience US, Inc. (an entity incorporated under the laws of Delaware, USA), through which the Company employs U.S. personnel.
The Company’s head office is located at 15 Allstate Parkway, Suite 600, Markham, Ontario, L3R 5B4, and the Company’s registered and records office is located at 199 Bay Street, Suite 4000, Toronto, Ontario, M5L 1A9.
Satellos is a clinical-stage drug development company dedicated to developing life-improving medicines to treat degenerative muscle diseases. Satellos has invented SAT-3247, an orally administered small molecule drug designed to restore skeletal muscle regeneration initially in Duchenne. Satellos has generated evidence in preclinical models of Duchenne to support its hypothesis that correcting muscle stem cell polarity through treatment with SAT-3247 has the potential to restore skeletal muscle regeneration, thereby enhancing repair and increasing muscle strength. The Company’s lead product candidate, SAT-3247, is currently in clinical development in two clinical trials: CL-201, known as BASECAMP and LT-001, known as TRAILHEAD. Additionally, Satellos continues to leverage its research and proprietary discovery platform MyoReGenXTM, to identify additional degenerative muscle diseases where deficits in muscle regeneration may occur that are amenable to therapeutic intervention for future development.
Recent Developments
Except as set out below, there have been no material developments in the business of the Company since the date of the Interim Financial Statements, which have not been disclosed in this Prospectus or the documents incorporated by reference herein.
On June 17, 2026, the Company announced the results of its annual general meeting of shareholders. All the director nominees listed in the information circular were elected as directors and shareholders also voted in favor of the re-appointment of PricewaterhouseCoopers LLP as auditors of the Company.
On June 29, 2026, the Company announced that the U.S. Food and Drug Administration (“FDA”) granted Fast Track designation to SAT-3247 for the treatment of Duchenne. Fast Track is a process designed to facilitate the development and expedite the review of drugs that treat serious conditions and address unmet medical needs. Companies receiving Fast Track designation may be eligible for more frequent interactions with the FDA, rolling review of future marketing applications and, if relevant criteria are met, eligibility for Accelerated Approval and Priority Review.
On July 8, 2026, the Company announced six-month interim data from TRAILHEAD evaluating its investigational drug candidate SAT-3247 in adults living with Duchenne. The results, in four adults aged 21-28 who had previously completed the Phase 1a/b CL-101 study, showed reduced muscle fat fraction, increased total effort, stable strength, lower creatine kinase, and a safety and tolerability profile consistent with previously reported data.
CONSOLIDATED CAPITALIZATION
Since March 31, 2026, the date of the Interim Financial Statements, except for the issuance of 377,954 Common Shares upon the net exercise of 377,958 pre-funded warrants and the issuance of 7,295 Common

Shares upon the exercise of stock options, there have been no material changes, to the Company’s share and loan capitalization. The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the Company’s share and loan capitalization that will result from the issuance of Securities pursuant to such Prospectus Supplement.
EARNINGS COVERAGE RATIOS
The applicable Prospectus Supplement will provide, as required, the earnings coverage ratios with respect to the issuance of Securities pursuant to such Prospectus Supplement.
DESCRIPTION OF SECURITIES
The following is a brief summary of certain general terms and provisions of the Securities as at the date of this Prospectus. The summary does not purport to be complete and is indicative only. The specific terms of any Securities to be offered under this Prospectus, and the extent to which the general terms described in this Prospectus apply to such Securities, will be set forth in the applicable Prospectus Supplement. Moreover, a Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus. This Prospectus is not intended to qualify “novel” securities as such term is defined in National Instrument 44-102 — Shelf Distributions.
Description of Common Shares
The following is a brief summary of the material attributes of the Common Shares. This summary does not purport to be complete. For full particulars and additional details on the Common Shares, reference should be made to the Company’s articles of amalgamation, a copy of which is available on SEDAR+ at www.sedarplus.ca.
The authorized capital of the Company consists of an unlimited number of Common Shares. The holders of Common Shares are entitled to dividends, if, as and when declared by the Board of Directors, to one vote per Common Share at meetings of the shareholders of the Company and, upon liquidation, to share equally in such assets of the Company as are distributable to the holders of Common Shares. There are no pre-emptive or conversion rights on the Common Shares. All of the issued and outstanding Common Shares are fully paid and are non-assessable.
Description of Preferred Shares
The following is a brief summary of the material attributes of the Preferred Shares. The particular terms and provisions of a class or series of Preferred Shares offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in such Prospectus Supplement.
The Company is not currently authorized to issue Preferred Shares. Each class or series of Preferred Shares shall consist of such number of Preferred Shares and shall have such rights, privileges, restrictions and conditions as may be approved by the Company’s shareholders, or if the Company’s shareholders authorize the Board of Directors to do so with respect to a class of Preferred Shares, as determined by the Company’s Board of Directors. Such rights, privileges, restrictions and conditions may include rights to receive dividends (which may be cumulative or non-cumulative and variable or fixed) or the means of determining such dividends, the dates of payment thereof, any terms or conditions of redemption or purchase, any conversion or exchange rights, any retraction rights, any rights on the Company’s liquidation, dissolution or winding-up and any sinking fund or other provisions attached to the Preferred Shares of a class or series.
Holders of Preferred Shares, except as otherwise provided in the terms specific to a class or series of Preferred Shares or as required by law, are not entitled to vote at meetings of holders of the Company’s shares, and are not entitled to vote separately as a class upon a proposal to amend the Company’s articles in the case of certain amendments related to the Common Shares. With respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the Preferred Shares are entitled to a preference over the Common Shares and any other shares ranking junior to the Preferred Shares from time to time with respect to the payment of paid-up capital remaining after the payment of all outstanding debts on a pro-rata basis for the Preferred Shares within each class and the payment of any or all declared but unpaid cumulative dividends or any or all declared but unpaid dividends on the Preferred Shares, and may also be given such other preferences over the Common Shares and any other shares ranking junior to the Preferred Shares as may be determined at the time of creation of such class or series of Preferred Shares.
Description of Warrants
The following is a brief summary of certain general terms and provisions of the Warrants that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Warrants as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Warrants, and the extent to which the general terms and provisions described below may apply to such Warrants will be described in the applicable Prospectus Supplement.
Warrants may be offered separately or together with other Securities, as the case may be. Each series of Warrants may be issued under a separate warrant indenture or warrant agency agreement to be entered into between the Company and one or more banks or trust companies acting as Warrant agent or may be issued as stand-alone contracts. The applicable Prospectus Supplement will include details of the Warrant agreements, if any, governing the Warrants being offered. The Warrant agent, if any, will be expected to act solely as the agent of the Company and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants that may be offered under this Prospectus. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement.
A copy of any warrant indenture or any warrant agency agreement relating to an offering of Warrants will be filed by the Company with the relevant securities regulatory authorities in Canada and in the United States after it has been entered into by the Company.
Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Warrants being offered thereby, which may include, without limitation, the following (where applicable):
•
the designation of the Warrants;

•
the aggregate number of Warrants offered and the offering price;

•
the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

•
the exercise price of the Warrants;

•
the dates or periods during which the Warrants are exercisable;

•
the designation and terms of any securities with which the Warrants are issued;

•
if the Warrants are issued as a unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;

•
any minimum or maximum amount of Warrants that may be exercised at any one time;

•
whether such Warrants will be listed on any securities exchange;

•
any terms, procedures and limitations relating to the transferability, exchange, or exercise of the Warrants;

•
certain material Canadian and U.S. federal income tax consequences of owning the Warrants; and

•
any other material terms and conditions of the Warrants.

Description of Units
The following is a brief summary of certain general terms and provisions of the Units that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Units as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Units, and the extent to which the general terms and provisions described below may apply to such Units will be described in the applicable Prospectus Supplement.
The Company may issue Units comprised of one or more of the other Securities described herein in any combination.
Each Unit may be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit may have the rights and obligations of a holder of each included Security. Any Unit agreement under which a Unit may be issued may provide that the Securities included in the Unit may not be held or transferred separately at any time or at any time before a specified date.
Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Units being offered thereby, which may include, without limitation, the following (where applicable):
•
the designation, number, and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

•
the price at which the Units will be offered;

•
any provisions for the issuance, payment, settlement, transfer, or exchange of the Units or of the Securities comprising the Units;

•
certain material Canadian and U.S. federal income tax consequences of owning the Securities comprising the Units; and

•
any other material terms and conditions of the Units.

The preceding description and any description of Units in an applicable Prospectus Supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to any Unit agreement and, if applicable, collateral arrangements and depositary arrangements relating to such Units.
Description of Subscription Receipts
The following is a brief summary of certain general terms and provisions of the Subscription Receipts that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Subscription Receipts as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Subscription Receipts, and the extent to which the general terms and provisions described below may apply to such Subscription Receipts will be described in the applicable Prospectus Supplement.
Subscription Receipts may be offered separately or together with other Securities, as the case may be. The Subscription Receipts may be issued under a subscription receipt agreement.
The applicable Prospectus Supplement will include details of any subscription receipt agreement covering the Subscription Receipts being offered. A copy of any subscription receipt agreement relating to an offering of Subscription Receipts will be filed by the Company with the relevant securities regulatory authorities in Canada and the United States after the Company has entered into it. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. This description may include, without limitation, the following (where applicable):
•
the number of Subscription Receipts;

•
the price at which the Subscription Receipts will be offered;

•
the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities;

•
the designation, number and terms of the other Securities that may be exchanged upon conversion of each Subscription Receipt;

•
the designation, number and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

•
terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•
certain material Canadian and U.S. federal income tax consequences of owning the Subscription Receipts; and

•
any other material terms and conditions of the Subscription Receipts.

Description of Debt Securities
The following is a brief summary of certain general terms and provisions of the Debt Securities that may be offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Debt Securities as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Debt Securities, and the extent to which the general terms and provisions described below may apply to such Debt Securities will be described in the applicable Prospectus Supplement.
The Debt Securities may be offered separately or together with other Securities, as the case may be. The Debt Securities may be issued in one or more series under an indenture (the “Indenture”) to be entered into between the Company and one or more trustees that will be named in a Prospectus Supplement for a series of Debt Securities. If the Debt Securities are issued without the use of an Indenture, all the terms of such Debt Securities will be included in the form of such Debt Securities. The applicable Prospectus Supplement will include details governing the Debt Securities being offered, including any Indenture. A copy of the Indenture relating to an offering of Debt Securities will be filed by the Company with the relevant securities regulatory authorities in Canada and the United States after the Company has entered into it. The description of certain provisions of the Indenture in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture. The particular terms relating to Debt Securities offered by a Prospectus Supplement will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:
•
the specific designation of the Debt Securities;

•
the price or prices at which the Debt Securities will be issued;

•
any limit on the aggregate principal amount of the Debt Securities;

•
the date or dates, if any, on which the Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of maturity;

•
the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date, or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities that are in registered form;

•
the terms and conditions under which the Company may be obligated to redeem, repay, or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;

•
the terms and conditions upon which the Company may redeem the Debt Securities, in whole or in part, at the Company’s option;

•
the covenants and events of default applicable to the Debt Securities;

•
the terms and conditions for any conversion or exchange of the Debt Securities for any other securities of the Company;

•
whether the Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities which are in bearer form and as to exchanges between registered form and bearer form;

•
whether the Debt Securities will be issuable in the form of registered global securities (“Global Securities”), and, if so, the identity of the depositary for such registered Global Securities;

•
the denominations in which registered Debt Securities will be issuable;

•
each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

•
the currency in which the Debt Securities are denominated or the currency in which the Company will make payments on the Debt Securities;

•
any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities; and

•
any other terms of the Debt Securities which apply solely to the Debt Securities.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.
The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other securities of the Company will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Company and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment.
To the extent any Debt Securities are convertible into Common Shares or other securities of the Company, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.
This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal, premium and/or interest may be determined, in whole or in part, by reference to one or more underlying interests, including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal, premium and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate, or to recognized market benchmark interest rates.
PRIOR SALES
Information in respect of prior sales of the Common Shares or other Securities distributed under this Prospectus and for securities that are convertible or exchangeable into Common Shares or such other Securities within the previous 12-month period will be provided, as required, in a Prospectus Supplement with respect to the issuance of the Common Shares or other Securities pursuant to such Prospectus Supplement.
TRADING PRICE AND VOLUME
Information regarding trading price and volume of the Securities will be provided as required for all of the Company’s issued and outstanding Securities that are listed on any securities exchange, as applicable, in each Prospectus Supplement.

DIVIDENDS
The Company has not previously paid any dividends on its Common Shares. While the Company is not restricted from paying dividends other than pursuant to certain solvency tests prescribed under the CBCA, the Company does not intend to pay dividends on any of its Common Shares in the foreseeable future.
USE OF PROCEEDS
Unless otherwise indicated in a Prospectus Supplement, the net proceeds that the Company receives from the sale of the Securities offered by this Prospectus are expected to be used for (i) ongoing research and development activities, (ii) working capital and general corporate purposes, which may include advancing the development of SAT-3247 through the various stages of clinical trials (Phase 2 to Phase 3) or clinical trials of SAT-3247 in other indications, and (iii) investment in other discovery stage or pre-clinical development programs (including evaluation of additional dystrophies). Specific information about the use of net proceeds will be set out in the applicable Prospectus Supplement.
While the Company intends to use the net proceeds that it receives from the sale of the Securities offered under this Prospectus as outlined above and in the applicable Prospectus Supplement, the timing and actual use of the net proceeds may vary depending on operating and capital needs, the progress and outcome of the Company’s non-clinical activities, clinical trials and research and development programs, discussions with regulators, and business and operations circumstances. There may be circumstances where, on the basis of results obtained or for other sound business reasons, a re-allocation of funds may be necessary or prudent. Accordingly, management of the Company will have broad discretion in the application of the proceeds of an offering of Securities. The actual amount the Company spends in connection with each intended use of proceeds may vary significantly from the amounts specified in the applicable Prospectus Supplement and will depend on a number of factors, including those referred to under “Risk Factors” in the AIF and any other factors set forth in the applicable Prospectus Supplement.
The Company has not allocated any portion of the net proceeds for any particular use as of the date of this Prospectus, nor has it entered into any negotiations regarding any potential future transaction or signed any letter of intent or initiated due diligence on any such future transaction. The net proceeds may be invested temporarily until they are used for their stated purpose.
The Company has a history of negative operating cash flows and is reliant on the continued availability of financing to fund its operating activities. To the extent that the Company has negative operating cash flows in future periods, the Company may need to deploy a portion of its existing working capital to fund such negative cash flow at such time. As of March 31, 2026, the Company had cash and cash equivalents and short-term investments on hand of approximately $69.9 million and working capital of approximately $70.66 million. See “Risk Factors — Satellos may not be able to maintain our operations and research and development without additional funding, and we may not have access to sufficient capital”.
PLAN OF DISTRIBUTION
The Company may from time to time during the 25-month period that this Prospectus, including any amendments and supplements hereto, remains valid, offer for sale and issue up to an aggregate of US$300,000,000 in Securities hereunder.
The Company may offer and sell the Securities to or through underwriters or dealers purchasing as principals and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Company in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price (in the event that the offering is a fixed price distribution), the proceeds that the Company will receive and any other material terms of the plan of distribution. Any initial offering price and discounts, concessions or commissions allowed or re-allowed or paid to dealers may be changed from time to time.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Company. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.
In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Company or from other parties, including in the form of underwriters’, dealers’ or agents’ fees, commissions or concessions. Underwriters, dealers, and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable Canadian and United States securities legislation and any such compensation received by them from the Company and any profit on the resale of the Securities by them may be deemed to be underwriting commissions.
In connection with any offering of Securities, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted, or discontinued at any time.
Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with the Company, to indemnification by the Company against certain liabilities, including liabilities under Canadian securities legislation, or to contribution with respect to payments, which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.
Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. The Company may elect to list any of the Securities on one or more exchanges, but unless otherwise specified in the applicable Prospectus Supplement, the Company shall not be obligated to do so. In addition, underwriters will not be obligated to make a market in any securities. No assurance can be given regarding the activity of trading in, or liquidity of, any Securities. See “Risk Factors”.
This Prospectus constitutes a public offering of these Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities.
CERTAIN INCOME TAX CONSIDERATIONS
The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to a purchaser who is a non-resident of Canada or to a purchaser who is a resident of Canada of acquiring, owning and disposing of any of the Securities offered thereunder.
The applicable Prospectus Supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of the Securities offered thereunder by certain initial U.S. investors.

RISK FACTORS
Before deciding to invest in any Securities, prospective purchasers of the Securities should consider carefully the risk factors and the other information contained and incorporated by reference in this Prospectus and the applicable Prospectus Supplement relating to a specific offering of Securities before purchasing the Securities. An investment in the Securities offered hereunder is speculative and involves a high degree of risk. Information regarding the risks affecting the Company and its business is provided in the documents incorporated by reference in this Prospectus, including in the AIF and MD&A under the heading “Risk Factors”. See “Documents Incorporated by Reference”.
Risk Factors Relating to the Company
The Company’s principal business is substantively constituted on the discovery and development of new drug candidates to treat muscle wasting disorders, initially for Duchenne Muscular Dystrophy (“DMD”). Due to the nature of Satellos’ business as a biotechnology company, the Company may be subject to significant risks and uncertainties, including but not necessarily limited to risks and uncertainties related to technical and scientific, regulatory and clinical, and business and financial matters, which are set out and discussed below. Readers should carefully consider all such risks and uncertainties set out in the discussion below and be mindful that additional risks and uncertainties not currently known or reasonably foreseeable may arise.
Satellos may not be able to maintain our operations and research and development without additional funding, and we may not have access to sufficient capital.
Satellos is a clinical-stage biopharmaceutical company with a limited operating history. Since its inception, Satellos has incurred significant losses and we have financed our operations primarily through public offerings of Common Shares, private placements, the issuance of convertible notes and research tax credits. We have incurred significant operating losses and negative cash flows from operations since inception. As of March 31, 2026, we had available cash, cash equivalents and short-term investments totaling US$69.9 million. Based on management’s estimate and current level of operations, we believe that our current liquidity position is sufficient to finance our operations through 2027. We have based the foregoing estimates on assumptions that may prove to be wrong, and we could utilize our available financial resources sooner than we currently expect. We will need to raise additional capital to fund our operations and to develop SAT-3247 and our other development candidates. Because the length of time and activities associated with development of our programs and product candidates is highly uncertain, we are unable to estimate actual funds we will require for development and any approved marketing and future commercialization activities, if any. Our future capital requirements will be substantial and may increase beyond current expectations depending on many factors, such as:
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the duration, scope, rate of progress, results and costs of any preclinical studies and clinical trials for our current or any future product candidates;

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the number of clinical trials required for regulatory approvals of our current or any future product candidates;

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the costs, timing, unexpected delays or developments in seeking regulatory approvals and the outcome thereof;

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the costs associated with acquiring or licensing additional product candidates, technologies or assets, including the timing and amount of any milestones, royalties or other payments due in connection with our acquisitions and licenses;

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the costs of manufacturing clinical and commercial supplies of our current or any future product candidates;

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the time and cost in preparing, filing, prosecuting, maintaining, and enforcing our intellectual property rights and defending any intellectual property-related claims, including any claims by third parties that we are infringing upon their intellectual property rights;

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other unexpected developments encountered in implementing our business development and the costs and timing of future commercialization activities, including manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

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the revenue, if any, received from commercial sales of our products candidates for which we receive marketing approval;

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expenses to attract, hire and retain skilled personnel;

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the costs of operating as a public company;

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our ability to establish a commercially viable pricing structure and obtain approval for coverage and adequate reimbursement from third-party and government payors;

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addressing any potential supply chain interruptions or delays;

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our ability to mitigate the impact of adverse macroeconomic or geopolitical conditions, including ongoing conflicts, inflation, tariffs and fluctuations in interest rates or other factors, on our preclinical and clinical development or operations;

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the effect of competing technological and marketing developments;

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the outcome of any litigation; and

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our ability to maintain existing, and establish new, strategic collaborations or other arrangements and the financial terms of any such agreements, including the timing and amount of any future milestone, royalty or other payments due under any such agreement.

Further, changing circumstances may cause us to consume capital significantly faster than we currently anticipate.
We may seek to raise additional funds through public or private equity or debt financing, collaboration agreements with other companies and/or from other sources. We have no committed source of additional capital and additional funding may not be available on a timely basis, on terms that are acceptable to us, or at all. If adequate funding is not available on reasonable terms, we may need to obtain funds on terms less favourable than we would otherwise accept. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of those securities could result in dilution to our shareholders. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of SAT-3247 or other future product candidates or other research and development initiatives. We could be required to seek collaborators for our product candidates at an earlier stage than otherwise would be desirable or on terms that are less favourable than might otherwise be available or relinquish or license on unfavourable terms our rights to our product candidates in markets where we otherwise would seek to pursue development or commercialization ourselves. If we are unable to obtain sufficient funds in a timely manner, we may be forced to scale back our operating plan; delay or discontinue one or more of our research and development programs; be unable to expand our organization to support our programs; and/or be unable to capitalize on business opportunities as planned. This may negatively impact our business and ability to execute our operating plan.
No assurance can be given that any such additional funding will be available or that, if available, it can be obtained on terms favourable to us. Any future debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, selling or licensing our assets, making capital expenditures, declaring dividends or encumbering our assets to secure future indebtedness. The failure to obtain additional financing on favourable terms, or at all, and any such restrictions could have a material adverse effect on our business, financial condition, results of operations and prospects.
The Company has incurred substantial losses since its inception. The Company anticipates incurring substantial and increasing losses for the foreseeable future. It will be many years before the Company expects to generate revenues from product sales to fund its operations, if ever.
Investments in biopharmaceutical product development are highly speculative because development efforts entail substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval and become commercially viable. The Company does not expect to have a product candidate approved for sale for several years as it advances its technology through the various stages of clinical trial evaluation and regulatory approval process. We have incurred substantial expenses on development efforts to date and have generated operating losses each year since inception. For the years ended December 31, 2025 and 2024, we incurred net losses of US$24.8 million and US$20.6 million respectively and an accumulated deficit of US$81.9 million as at December 31, 2025 and US$57.1 million as at December 31, 2024.
We expect that our expenses will increase substantially if, and as, we:
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conduct clinical trials of SAT-3247;

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seek regulatory approvals for our product candidates that complete clinical trials or for any future product candidates;

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commercialize our current product candidates or any future product candidates, if approved;

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oversee, maintain and expand our external manufacturing activities;

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attract, hire and retain qualified personnel;

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protect, maintain, enforce and defend our rights in our intellectual property portfolio;

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identify additional product candidates and acquire rights from third parties to those product candidates through licenses or other acquisitions, and conduct development activities, including preclinical studies and clinical trials; and

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incur additional costs, including legal, accounting and other expenses, associated with operating as a public company.

We do not expect to generate any revenues from product sales in the immediate future. We may never successfully commercialize any products. Even if we succeed in developing commercial products, we expect to incur additional operating losses for at least the next several years.
Successful commercialization will require achievement of many key milestones, including demonstrating safety and efficacy in clinical trials, obtaining regulatory, including marketing, approval for these product candidates, manufacturing, marketing and selling those products for which we or any of our future collaborators may obtain regulatory approval, satisfying any post-marketing requirements and obtaining reimbursement for our products from private insurance or government payors. Due to the uncertainties and risks associated with these activities, we are unable to accurately and precisely predict the timing and amount of revenue we may generate, the extent of any further losses we may experience and if or when we might achieve profitability. We may never succeed in these activities and, even if we do, we may never generate revenue that is large enough for us to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Additionally, our expenses could increase if we are required by the FDA, Health Canada or any comparable foreign regulatory authority to perform clinical trials in addition to those currently expected, or if there are any additional delays in completing our clinical trials or the development of any of our product candidates.
Even if we succeed in commercializing one or more product candidates, we expect to incur substantial development costs and other expenditures to develop and market additional product candidates. We may also encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue in the future. Our prior losses and expected future losses have had and will continue to have a material adverse effect on our stockholders’ equity and working capital and may have a material adverse effect on our business, financial condition, results of operations and prospects. Our failure to become and remain profitable may decrease the market price of our common stock and could impair our ability to raise capital, expand our business, diversify our product portfolio or continue our operations.
As a result, and as is typical for biotechnology companies in such circumstances, the Company anticipates financing its on-going cash requirements for the foreseeable future through a combination of equity offerings, debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, partnership agreements and licensing arrangements, and government or philanthropic programs. There are considerable market risks and uncertainties associated with securing such arrangements that may adversely affect the Company’s ability to execute its business plan as intended and negatively impact its stock price.
Risks associated with the Novelty and Early Stage of Development of the Company’s Technologies and Therapeutic Products or Programs
The Company’s drug product candidates may display serious adverse or intolerable side effects during ongoing development.
The Company’s lead drug candidate, SAT-3247, is in the early clinical phase of development. On a statistical basis, drug candidates at this stage of development have an extremely high risk of failure. It is not uncommon for toxicologic, serious adverse or intolerable side effects or lack of sufficient efficacy to be identified during the development of the drug product candidates in the biotechnology industry or, in some cases, after they are made available to patients on a commercial scale following approval. If such adverse effects arise, the Company’s clinical trials could be suspended or terminated and the FDA, Health Canada or comparable foreign regulatory authority could order the Company to cease further development of or deny approval of the Company’s product candidates. Additionally, treatment-related side effects could also affect patient recruitment and the ability of enrolled patients to complete the trial or result in potential liability claims. As such, the Company may incur additional costs and/or time delays in attempting to address the underlying issue(s) giving rise to the adverse effects. If the Company is unable to correct the problem on a timely basis or at a reasonable cost, it may need to abandon development of the drug candidate or limit its development to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective.
Additionally, if one or more of the Company’s product candidates receives marketing approval and serious adverse or intolerable side effects caused by such product are identified, a number of potentially negative consequences could result, including:
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regulatory authorities may suspend, limit or withdraw approvals of such product or seek an injunction against its manufacture or distribution;

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regulatory authorities may require additional warnings on the label, including “boxed” warnings, or issue safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the product;

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the Company may be required to change the way the product is administered or conduct additional clinical trials or post-approval studies;

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the Company may be required to create a risk evaluation and mitigation strategy, which could include a medication guide outlining the risks of such side effects for distribution to patients;

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the Company may be subject to fines, injunctions or the imposition of criminal penalties;

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the Company could be sued and held liable for harm caused to patients; and

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the Company’s reputation may suffer.

Any or all of these outcomes could adversely affect the value of the Company and its stock price, and potentially impair its ability to continue operations.
The Company may not be able to translate its novel discoveries into viable therapeutic treatments suitable for clinical development.
The Company is pioneering a new approach to treating muscle disorders. The Company’s muscle stem cell discoveries are unique and the mechanisms of action it has uncovered have never been modulated for therapeutic purposes in muscle regeneration. The pioneering of this new pharmacology has caused the Company to face certain translation hurdles. Among other things, the Company will need to determine the appropriate dosing regimens (including dose levels and frequency/interval of dosing) that elicit desirable effects and for how long such effects endure. Determining appropriate dosing regimens may involve significant iterative efforts, take longer than anticipated, or not be achievable at all. Significant delays or a failure to establish the appropriate pharmacological parameters to translate the Company’s discoveries may severely impede the Company’s product and clinical development progress which may result in materially adverse effects on the Company’s value and stock price, and could impair its ability to continue operations.
Modulating the Notch pathway via AAK1 may reveal safety concerns or require additional safety studies.
Ongoing preclinical and clinical studies will be undertaken by the Company to complement and expand data generated to date for a wide range of drug development reasons. Additionally, preclinical studies will be designed and conducted as required or requested to satisfy regulatory requirements for the purpose of establishing safety tolerances for inhibition of AAK1 with SAT-3247 and/or to highlight potential issues that may hinder development for use in humans. While evidence to date suggests to the Company that inhibition of AAK1 at doses administered in humans to achieve the desired pharmacological effect will have no serious or adverse safety effects, there can be no guarantee that results of the Company’s ongoing or future preclinical safety and toxicological studies will not yield a previously unseen, unknown or unexpected safety concern. Such an outcome could delay expected clinical timelines, introducing additional costs and risk, and may adversely affect the Company’s value and share price. The Company is also conducting toxicology studies at dose levels significantly higher than the anticipated therapeutic dose levels; the results of these studies could also delay expected clinical timelines, introducing additional costs and risk, and may adversely affect the Company’s value and share price.
SAT-3247 or our other development candidates may not be suitable for continuing development in humans.
In addition to safety consideration, preclinical and early clinical studies are often designed to: determine preferred dosing regimens, route of administration (i.e., oral, injection, etc.) and drug levels that yield the desired pharmacological effects prior to testing in humans; establish duration of trials to be conducted in humans; and consider the effects of drug-drug interactions with other drugs prescribed to target patients. The Company is currently conducting such studies, and it is possible that results from such studies may highlight one or more issues which limit the potential utility of SAT-3247 as an oral drug candidate for the treatment of Duchenne. While the Company believes that SAT-3247 has potential as an inhibitor of AAK1 to treat Duchenne patients with an orally available pill or tablet at dose levels which it anticipates could be safe and effective, there can be no guarantee that the results from further preclinical or clinical studies will substantiate this view. Such an outcome could delay or impede clinical trials, introducing additional costs and risk, and may adversely affect the Company’s value and share price.
SAT-3247 may exhibit unexpected issues during ongoing studies which delay, prevent or impede the timely commencement or ongoing conduct of clinical trials.
Prior to commencing clinical trials in humans at each stage of development, successful completion of which are a precondition for ultimately obtaining a product registration and marketing approval, a sponsoring company must submit prescribed dossiers to regulatory authorities in jurisdictions in which it is seeking approval to conduct clinical trials. Typical choices include the U.S. Food and Drug Administration (“FDA”), the European Medicines Agency (“EMA”) and Health Canada; the filing dossier is known as either an investigational new drug application (“IND”) in the case of the FDA or a clinical trial application (“CTA”) in the case of the EMA and Health Canada. Prior to submitting an IND/CTA dossier, a body of largely experimental work is undertaken in order to generate the requisite data set expected by the regulators. During the execution of IND-enabling studies, it is possible that untoward effects that had not previously been seen in preclinical studies, such as a dose-limiting toxicity or a manufacturing issue, will manifest. Such findings may introduce material delays or add additional costs to the Company’s timelines and budgets for commencing clinical trials. Additional financing may be required, which may cause dilution to shareholders. Depending on the severity of the issues, the Company’s share price may be negatively affected and the competitive viability of its Duchenne program impaired.
SAT-3247 and our other development candidates may not be patentable.
The Company has made efforts to ensure the novelty of its chemistries and believes SAT-3247 and related compounds are novel inhibitors of AAK1. However, the Company is aware of other inhibitors of AAK1 and it is possible that the Company’s chemical structures could infringe the patents of others. This may not be known for some time. Should this occur, depending on the severity of the possible infringement, the Company’s share price may be negatively affected and the competitive viability of its Duchenne program impaired.
Risks to the Company associated with Clinical and Regulatory Processes
There can be no guarantee that the Company will obtain the required regulatory authorization(s) to commence planned clinical trial programs on a timely basis, or at all.
Prior to obtaining regulatory approval to register and begin marketing a new drug candidate, a sponsoring company must conduct exhaustive clinical trials in humans, often over many years, to evaluate and determine the safety and efficacy of its drug candidates. Generally, sponsoring companies will seek authorization to conduct clinical trials in humans in one or more jurisdictions such as with the FDA in the USA, the EMA in Europe or Health Canada once it has completed the requisite preclinical development work. Securing FDA or Health Canada authorization to commence human clinical testing requires the submission of extensive preclinical and supporting information to the FDA or Health Canada for each product candidate to be tested. The process of obtaining authorization to commence human clinical testing, both in the United States and Canada, as well as abroad, is expensive and lengthy and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Regulators such as the FDA or Health Canada have substantial discretion in the authorization process and may refuse to accept any application or may decide that the submitting company’s data is insufficient for approval to commence human clinical testing and/or require additional preclinical or other studies. In addition, varying interpretations of the data obtained from preclinical testing could delay, limit or completely prevent authorization to commence human clinical testing of a product candidate.
The FDA may be unable to timely review our regulatory submissions due to government shutdowns, staffing reductions, funding limitations, or other disruptions.
The ability of the FDA and comparable regulatory authorities to review and approve new products, accept INDs, and conduct inspections can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel, statutory, regulatory and policy changes, and other events that may otherwise affect the FDA’s or comparable foreign regulatory authorities’ ability to perform routine functions. Disruptions at the FDA and other government agencies may also slow the time necessary for new drugs to be reviewed or approved, which would adversely affect our business. For example, the U.S. government has experienced multiple shutdowns in recent years, including in October 2025, during which the FDA has had to furlough critical employees and stop critical activities. Future government shutdowns could significantly impact the ability of the FDA or comparable regulatory authorities to timely review and process our regulatory submissions, including our IND and any future new drug application (“NDA”) or biologics license application (“BLA”) for our product candidates, which could have a material adverse effect on our business and development timelines. Workforce reductions and leadership departures at the FDA could reduce the FDA’s capacity to review INDs, NDAs, BLAs and other regulatory submissions in a timely manner. Actions taken by the current or future U.S. administration to modify FDA policies, restructure agency functions, or rescind prior regulatory guidance could create additional uncertainty regarding applicable development and approval requirements, which could delay or increase the cost of our development programs. Additionally, future government shutdowns or delays in regulatory agency activity could impact our ability to access the public markets and obtain necessary capital in order to continue our operations. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.
Efficacy or other positive results of the Company’s drug candidate(s) seen in preclinical animal model testing and early-stage clinical testing may not translate to and be seen in larger, placebo controlled clinical trials which would have a deleterious effect on the clinical development and potential for regulatory approval of the Company’s drug candidates.
Evaluating drug candidates in human clinical testing can be very costly, challenging to design and implement, and take significant time to complete. These trials are done in a stepped fashion Phases 1 through 3 with the intent to show safety on a continuing, progressive basis through exposure to increased populations of healthy and then patient volunteers while in parallel, exploring and demonstrating the potential for beneficial therapeutic effect. Clinical trials are inherently risky and there can be no assurance that the desired outcomes will be achieved nor that a drug candidate will progress smoothly from one step to the next. It is not uncommon in the biotechnology industry that positive efficacy or other beneficial therapeutic results seen in preclinical testing in animal models of a disease, and in small open label clinical studies, as has been demonstrated with SAT-3247, do not translate in an equivalent manner, or at all, to larger, placebo controlled clinical trials as animals are not always predictive of humans. This is true in Duchenne as well, where numerous therapeutic approaches which showed promise in preclinical developments did not demonstrate sufficient promise in human clinical testing to warrant continued development or market approval. There can be no assurance that positive or beneficial results shown by the Company’s drug candidates in preclinical animal model testing will translate to meaningful benefits in humans which are sufficient to justify and support continued clinical development. Such an outcome could potentially lead to the cessation of clinical development of the drug candidate(s) and adversely affect the Company’s market value and possible viability.
Clinical trials in humans may exhibit previously undetected side-effects which may cause additional costs or delays in conducting clinical trials and possibly impede the Company’s ability to complete clinical development of its drug candidate(s).
Unexpected or more severe adverse side effects than seen from preclinical safety testing can occur in human clinical testing as the number of patients treated or duration of treatments increase. There can be no assurance that the Company’s product candidates will not be shown in human clinical testing to have unacceptable side effects or toxicities not seen or predicted from preclinical safety assessments. If clinical trials of SAT-3247 fail to demonstrate adequate safety to the satisfaction of Health Canada and the FDA (or similar regulatory authorities outside the US) on a progressive basis through the phases of clinical development, the Company may incur additional costs or experience delays in completing, or ultimately be unable to complete, the clinical development of its product candidate(s). Such an outcome may severely impair the Company’s value and ability to continue operations. See the risk factor entitled “The Company’s drug product candidates may display serious adverse or intolerable side effects during ongoing development.” for additional risks related to undetected side-effects regarding the Company’s product candidates.
Clinical trials of SAT-3247 or other development candidates may be protracted due to a limited number of patients available for recruitment and may not be completed on a timely basis.
Duchenne muscular dystrophy is a rare disease, with an estimated total prevalence in the US of 16,000 persons and therefore represents a disease with a small patient pool for clinical testing. This patient pool is further reduced to approximately 2,000 persons when considering the most widely utilized age range of patients between 5 and 9 years which are often enrolled in studies where effects on ambulation are to be evaluated. Although Duchenne patients are often motivated to participate in clinical trials, the small number of patients available, compounded with the growing number of drug candidates entering clinical testing, creates competition for patient enrollment during clinical studies. Failure to enroll sufficient numbers of patients in a reasonable amount of time in a clinical trial can significantly delay the time to completion of the trial, subsequent outcome analysis of the trial, as well as any future trials that rely on the outcomes of these studies. Such delays or lack of patient enrollment in clinical trials may cause the Company to incur additional costs or experience delays in completing, or ultimately to be unable to complete, the clinical development of its product candidate(s). Such an outcome may severely impair the Company’s value and ability to continue operations.
The FDA has not established a set of required or recommended clinical outcome measurements for studies in Duchenne.
The FDA has produced guidance on the development of drugs for the treatment of Duchenne, however there are no generally accepted criteria for how to design, implement, or evaluate clinical outcome measures that would provide any guarantee of a favourable review for the purpose of drug approval. The FDA has suggested that it will consider the use of existing outcome measures developed for other clinical trials in Duchenne or related muscular dystrophies, as well as proposals for the use of novel outcome measures that are capable of measuring clinically meaningful effects in patients. The FDA encourages sponsors to engage with them early to discuss use of previously utilized measures or the proposition of novel measures prior to submitting official clinical trial designs. The FDA suggests that sponsors should include an assessment of multiple efficacy endpoints, when feasible, to characterize the breadth of effects on dystrophin-related pathologies, including skeletal, respiratory, and cardiac muscle function, even if the primary endpoint is only one of these measures. The open-ended nature of these suggestions may result in selection of inappropriate endpoints that do not yield meaningful results, or a large number of endpoints that significantly increase the cost of clinical trials. Implementing open ended trial designs with multiple endpoints or having to redesign and execute additional trials due to inappropriate selection of clinical endpoints that do not yield meaningful results may cause the Company to incur additional costs or experience delays in completing, or ultimately be unable to complete, the clinical development of its product candidate(s). Such an outcome may impair the Company’s value and ability to continue operations. In addition, as there are not generally accepted biomarkers that have been approved as surrogate endpoints for DMD, and functional outcomes are not necessarily expected to change in a rapid fashion, based on the mechanism of the disease, studies may have to be long in duration to generate positive efficacy data. The functional outcomes in this population are subjective in nature and therefore placebo-controlled study designs will likely be required despite availability of robust natural history data in this orphan indication as multiple prior studies have demonstrated a placebo-arm that behaves differently than natural history data. There is precedence from multiple other sponsors that lead us to assume we will have to conduct placebo-controlled studies, thus increasing the number of patients required for our studies and associated costs and timelines which could have a negative impact on the price of our Common Shares.
Interim, topline and preliminary data from our clinical trials and preclinical studies that we announce or publish from time to time may change as more patient data becomes available and are subject to audit and verification procedures that could result in material changes in the final data.
From time to time, we may also disclose interim data from our preclinical studies and clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data becomes available or as patients from our clinical trials continue other treatments for their disease. Adverse differences between preliminary, topline or interim data and final data could significantly harm our business prospects.
From time to time, we may publicly disclose preliminary or topline data from our clinical trials and preclinical studies, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the preliminary or topline results that we report may differ from future results of the same trials, or different conclusions or considerations may qualify such results, once additional data has been received and fully evaluated. Topline and preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the data we previously published. As a result, topline and preliminary data should be viewed with caution until the final data is available.
If the Company is unable to enroll DMD patients in clinical trials, it will be unable to complete its clinical trials on a timely basis.
Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the patient population, the proximity of subjects to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, the ability to obtain and maintain patient consents, the risk that enrolled subjects will drop out before completion, competing clinical trials, and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications the Company is investigating. Furthermore, the Company relies on contract research organizations (“CROs”) and clinical trial sites to ensure the proper and timely conduct of its clinical trials, and while it has agreements governing their committed activities, the Company has limited influence over their actual performance.
If the Company experiences delays in the completion or termination of any clinical trial of its product candidates or any future product candidates, the development timelines will be delayed, which could increase the overall cost of the clinical development program and reduce the anticipated cash runway of the Company. Any delays in completing clinical trials will increase costs, slow down product candidate development and approval processes and may shorten any periods during which the Company may have the exclusive right to commercialize its product candidates, if approved, all of which may allow the Company’s competitors to bring products to market before it does.
We have received Rare Pediatric Disease Designation for SAT-3247 for the treatment of DMD, however, there is no guarantee that FDA approval of SAT-3247 will result in issuance of a priority review voucher.
In 2012, the U.S. Congress (Congress) authorized the FDA to award priority review vouchers to sponsors of certain rare pediatric disease product applications. This program is designed to encourage development of new drug and biological products for prevention and treatment of certain rare pediatric diseases. Specifically, under this program, a sponsor who receives an approval for a drug or biologic for a “rare pediatric disease” that meets certain criteria may qualify for a voucher that can be redeemed to receive a priority review of a subsequent marketing application for a different product. The sponsor of a rare pediatric disease drug product receiving a priority review voucher may transfer (including by sale) the voucher to another sponsor. The voucher may be further transferred any number of times before the voucher is used, as long as the sponsor making the transfer has not yet submitted the application. The FDA may also revoke any priority review voucher if the rare pediatric disease drug for which the voucher was awarded is not marketed in the United States within one year following the date of approval.
We have obtained a rare pediatric disease designation for SAT-3247 for DMD, but a rare pediatric disease designation neither shortens the development or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process. There is no guarantee, as well, that we will be able to obtain a priority review voucher if SAT-3247 is approved by the FDA. For example, the FDA may determine that an NDA, even if ultimately approved, does not meet the eligibility criteria for a priority review voucher, including for the following reasons:
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the product no longer meets the definition of a rare pediatric disease;

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the product contains an active ingredient (including any ester or salt of the active ingredient) that has been previously approved in another marketing application;

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the application does not rely on clinical data derived from studies examining a pediatric population and dosages of the drug intended for that population; or

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the application is approved for a different adult indication than the rare pediatric disease for which the product is designated.

Moreover, Congress included a sunset provision in the statute authorizing the rare pediatric disease priority review voucher program. Under the current statutory sunset provisions, after September 30, 2029, FDA may not award any rare pediatric disease priority review vouchers, regardless of any rare pediatric disease designation. Therefore, if we do not obtain approval of SAT-3247 for DMD before September 30, 2029, we will not be eligible for a rare disease priority review voucher unless Congress further reauthorizes the program beyond the current sunset date. It is possible that Congress may extend the date by which a rare pediatric disease designated drug must obtain approval in order to receive the priority review voucher, but even if such legislation is enacted, we may not obtain approval by any such sunset date, if at all.
We have received Fast Track Designations for SAT-3247 for the treatment of DMD, however, there is no guarantee that a Fast Track Designation will lead to a faster development, regulatory review or approval process, nor does it increase the likelihood that SAT-3247 will receive regulatory approval.
The Fast Track program is intended to expedite or facilitate the process for reviewing product candidates that meet certain criteria. Specifically, drugs are eligible for Fast Track designation if they are intended, alone or in combination with one or more drugs or biologics, to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast Track designation applies to the combination of the product candidate and the specific indication for which it is being studied. The sponsor of a Fast Track product candidate has opportunities for more frequent interactions with the applicable FDA review team during product development and, once an NDA is submitted, the application may be eligible for priority review. An NDA submitted for a Fast Track product candidate may also be eligible for rolling review, where the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the application.
The FDA may withdraw the Fast Track Designation if it believes that the designation is no longer supported by data from our clinical development program. Furthermore, such a designation does not increase the likelihood that the product candidate will receive regulatory approval in the United States. Many product candidates that have received Fast Track Designation have ultimately failed to obtain approval.
We have received Orphan Drug Designation for SAT-3247 for treatment of DMD, but we may be unable to obtain the benefits associated with Orphan Drug Designation, including the potential for market exclusivity, which could limit the potential profitability of SAT-3247.
Regulatory authorities in some jurisdictions, including the United States, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act of 1983, the FDA may designate a drug as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States, or a patient population of greater than 200,000 individuals in the United States but for which there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States alone. In the United States, Orphan Drug Designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and application fee waivers. After the FDA grants Orphan Drug Designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan Drug Designation, however, neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process. Generally, if a drug with an Orphan Drug Designation subsequently receives the first regulatory approval for the targeted indication, then the drug is entitled to a seven-year period of marketing exclusivity that precludes the applicable regulatory authority from approving another marketing application for the same chemical entity for the same indication for the exclusivity period except in limited situations, such as a showing of clinical superiority to the product with orphan drug exclusivity or where the manufacturer is unable to assure sufficient product quantity.
Depending on the data from our preclinical studies and clinical trials, we may decide to seek Orphan Drug Designation for some or all of our product candidates. There can be no assurances that we will be able to obtain such designations. Even if we, or any future collaborators, obtain Orphan Drug Designation for a product candidate, we, or they, may not be able to obtain or maintain orphan drug exclusivity for that product candidate.
Further, even if we, or any future collaborators, obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties may be approved for the same disease or condition. Even after an orphan drug is approved, the FDA can subsequently approve the same drug for the same disease or condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care, or the manufacturer of the product with orphan exclusivity is unable to maintain sufficient product quantity. Orphan Drug Designation neither shortens the development or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.
The exclusivity granted under the Orphan Drug Designation may not effectively protect a product from competition because different drugs can be approved for the same condition, and orphan drug exclusivity does not prevent the FDA from approving the same or a different drug for another indication. The FDA may be able to subsequently approve a later application for the same drug for the same condition before the expiration of the seven-year exclusivity period if the FDA concludes that the later drug is clinically superior in that it is shown to be safer in a substantial portion of the target populations, more effective or makes a major contribution to patient care. In addition, a designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. Moreover, orphan-drug-exclusive marketing rights in the United States may be lost if the

FDA later determines that the request for designation was materially defective or if we are unable to manufacture sufficient quantities of the product to meet the needs of patients with the rare disease or condition.
Risks Related to the Company’s Dependence on Third-Party Service Providers
The Company depends on timely access to highly skilled experts to conduct its drug discovery and development activities including in the areas of drug discovery, preclinical drug development, chemistry, manufacturing and controls, developing and submitting regulatory submissions necessary to obtain approval to conduct clinical trials, and conducting clinical trials. Many of these expert skills are quite specialized, expensive to hire and challenging to recruit, particularly at scale. The Company believes its core skills to be in muscle stem cell biology and the professional management of the drug development process. As high-quality expert resources are widely available in the biotechnology industry on a fee-for-service basis through third-party CROs, the Company intends to maintain a lean infrastructure focused on its core capabilities and engage CROs wherever it deems technically advantageous, timely and cost-effective to advance its drug discovery, and preclinical and clinical development activities.
The Company will engage specialized CROs on a fee-for-service basis to conduct its drug discovery and preclinical development including pharmacology and IND-enabling studies; those third parties may not perform satisfactorily, including failing to meet deadlines.
By engaging CROs, the Company is implicitly relying on third-party entities to execute the agreed workplans and deliverables therein to a high skill level, on time and within budget. While the Company intends to use due care in the selection, evaluating and contracting of only the highest quality CROs with reputations for successfully meeting client needs, it is possible that one or more CROs may not meet their contractual obligations on a timely basis or at all. It may not be possible for the Company to effectively redirect their activities or resources to achieve the desired outcomes on time, within budget or to the expected standard, thereby adding further uncertainty. Depending on the severity of the delays, performance deficiencies or cost overruns, the Company may be forced to change to a different CRO or CROs, which can be disruptive. If required to switch or add new CROs, management’s attention and resources may be redirected and constrained until alternative service providers are in place. These changes may have undesirable knock-on effects to other components of the R&D plan and have the potential to extend timelines and increase costs by significant amounts.
The Company will rely on fee-for-service CROs to develop and submit its regulatory filings and to conduct and report on clinical trials for SAT-3247, or other development candidates, and those third parties may not perform satisfactorily, including failing to meet deadlines.
To submit regulatory applications to obtain approval for and to conduct clinical trials in humans for SAT-3247, the Company has engaged third-party service providers with specialized domain expertise for: (i) drafting and submitting IND and CTA submissions and interactions with key regulatory authorities including the FDA and Health Canada; and/or (ii) planning, executing, providing data management and analysis, and reporting of clinical trials with particular expertise in therapies to treat Duchenne. These may and likely will be different entities and could include academic institutions, CROs, hospitals, clinics, and other third-party collaborators. Should the Company be unable to maintain or enter into agreements with these third parties on acceptable terms, or if any such engagement is terminated prematurely, the Company may be unable to enroll patients on a timely basis or otherwise conduct the desired clinical trials in the manner and timeframe originally intended. There is no guarantee that these third parties will devote adequate time and resources to the Company’s clinical studies or perform as required by the agreed terms in the contract or in accordance with regulatory requirements. If these third parties fail to meet expected deadlines, fail to transfer the Company’s regulatory information in a timely manner, fail to adhere to protocols or act in accordance with regulatory requirements, fail to perform in accordance with the agreed contract terms, or if they otherwise perform in a substandard manner or in a way that compromises the quality or accuracy of their activities or the data they obtain, then clinical trials of the Company’s development candidates may be extended or delayed with additional costs incurred, or the clinical trial data may be rejected by the FDA, Health Canada or other regulatory agencies. Such delays, cost increases or rejections could impede or harm SAT-3247’s development and market potential and impair the market value and stock price of the Company.

We rely completely on one third-party contract manufacturer (“CMO”) to manufacture SAT-3247 and our other development candidates and we intend to rely on third parties to produce non-clinical, clinical and commercial supplies of SAT-3247 and any other future product candidates.
We do not currently have, nor do we plan to acquire, the infrastructure or capability to internally manufacture our clinical drug supply of SAT-3247, or any other product candidates we may develop in the future, for use in the conduct of our research and development activities, preclinical studies and clinical trials, and we lack the internal resources and the capability to manufacture any product candidates on a clinical or commercial scale.
We plan to continue to rely on contract manufacturers for the foreseeable future to produce quantities of products and substances necessary for research and development, preclinical studies, clinical trials and product commercialization, and to perform their obligations in a timely manner and in accordance with applicable government regulations. While we intend to contract for the commercial manufacture of our product candidates, we may not be able to identify and qualify contractors or obtain favourable contracting terms. If any of the third parties with whom we engage, contract research organizations or other third parties experience shutdowns or other business disruptions, including staffing shortages, production slowdowns or stoppages, or other similar disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively impacted.
Additionally, if our current or future CMOs do not perform as agreed, experience business disruptions as previously described, or breach or terminate their agreements with us, significant additional time and costs would be required to effect a transition to a new contract manufacturer. If we are unable to retain our current contractors, or are unable to secure arrangements with new contractors to provide manufacturing services in a timely manner and on acceptable terms as needed, it will delay or prevent the development, promotion, marketing, or sale of SAT-3247, if approved, or any other future product candidates we may develop, and have a negative effect on our operations and financial condition. Moreover, if a replacement to our current or future contract manufacturers is required, the ability to establish second-sourcing or find a replacement manufacturer may be difficult due to the lead times generally required to manufacture drug products and the need for regulatory compliance inspections and approvals of any replacement manufacturer, all of which factors could result in production delays and additional costs.
Failure by CRO’s to meet regulatory requirements, guidelines and standards could be injurious to the Company.
The Company and its CROs are required to comply with Good Laboratory Practices (“GLP”) and current Good Clinical Practices (“cGCP”) regulations and guidelines enforced by the FDA, Health Canada, and comparable foreign regulatory authorities. Regulatory authorities enforce these GLP/cGCP regulations through periodic inspections of CRO laboratories, clinical services CROs, principal investigators and clinical trial sites. Failure to comply with applicable cGCP regulations may result in the clinical data generated in clinical trials being deemed unreliable. In addition, clinical trials must typically be conducted with products produced under the cGMP regulations per FDA, Health Canada and other regulatory authorities. Failure to comply with these regulations may impede ongoing clinical development and ultimately, submission of marketing applications may be delayed. Depending on the gravity of the non-compliance, the FDA, Health Canada or other regulatory authorities may demand that clinical trials be repeated, which would cause significant delays and cost increases. If any of the clinical trial sites terminate for any reason, the follow-up information on patients enrolled in an ongoing clinical trial may be lost unless the Company is successfully able to transfer the care of those patients to another qualified clinical trial site, which is not guaranteed. Further, if the Company must terminate the agreements with any of its CROs, it may not be possible to enter into arrangements with alternative CROs on a timely basis or on commercially reasonable terms, or at all. Redoing clinical trials and/or switching CROs during a clinical trial would impose serious pressures on management and could severely delay development and market potential of the Company’s drug candidates, as well as adversely affect its market value and stock price.

Risks Related to Competitive Environment, Drug Development, Challenges, Partnering, Market Access Issues, and Registration and Reimbursement of the Company’s Muscle Regeneration Drug Candidates
The Company faces significant competition, which may result in others discovering, developing or commercializing products before the Company or more successfully than it does.
The Company faces competition from pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies as well as academic institutions, government agencies and other public and private research organizations that conduct research in Duchenne. Many of these competitors or potential competitors have greater financial resources and development, selling and marketing capabilities than the Company. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of competitors. These competitors also compete with the Company in recruiting and retaining qualified scientific, sales, marketing and management personnel, establishing clinical trial sites, patient registration for clinical trials and acquiring technologies complimentary to or necessary for our programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with larger and established companies.
The Company’s commercial opportunity could be reduced or eliminated if its competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than the Company’s product candidates or that would render any product candidates that it may develop obsolete or non-competitive. The Company’s competitors also may obtain FDA or other regulatory approval for their products more rapidly than the Company may obtain approval for its, which could result in the Company’s competitors establishing a strong market position before the Company is able to enter the market. Additionally, technologies developed by the Company’s competitors may render its product candidates uneconomical or obsolete, and the Company may not be successful in marketing any product candidates it may develop against competitors.
Currently, Duchenne muscular dystrophy (DMD) is primarily treated with corticosteroids to manage the inflammatory component of the disease. EMFLAZA (deflazacort), marketed by PTC Therapeutics, Inc., and AGAMREE (vamorolone), marketed by Catalyst Pharmaceuticals, Inc., are FDA-approved corticosteroids for the treatment of DMD, with AGAMREE approved for patients two years of age and older. DUVYZAT (givinostat), an HDAC inhibitor marketed in the United States by ITF Therapeutics, LLC, is approved for the treatment of DMD in patients six years of age and older.
In addition, four exon-skipping therapies have received FDA approval. EXONDYS 51 (eteplirsen), VYONDYS 53 (golodirsen), and AMONDYS 45 (casimersen), all marketed by Sarepta Therapeutics, are phosphorodiamidate morpholino oligomer (PMO) therapies indicated for patients amenable to exon 51, exon 53, and exon 45 skipping, respectively. VILTEPSO (viltolarsen), marketed by Nippon Shinyaku Co., Ltd., is approved for patients amenable to exon 53 skipping. Additionally, ELEVIDYS (delandistrogene moxeparvovec-rokl), marketed by Sarepta Therapeutics, is an FDA-approved gene therapy for certain patients with a confirmed mutation in the dystrophin gene.
Numerous companies are developing therapies that target dystrophin-related mechanisms. These include Dyne Therapeutics, Inc., with a BLA recently submitted; Wave Life Sciences Ltd., in Phase 2 clinical development; Entrada Therapeutics, Inc., in Phase 1/2 clinical trials; BioMarin Pharmaceutical Inc., SQY Therapeutics, and NS Pharma, Inc., each with product candidates in Phase 1/2 or Phase 2 clinical development; and Avidity Biosciences, Inc., (acquired by Novartis) which is developing a candidate in Phase 2 clinical trials that has reported positive topline data and announced plans to seek accelerated FDA approval in 2026.
Gene therapy candidates for DMD are also in clinical development by companies including Solid Biosciences Inc., REGENXBIO Inc., Genethon, and Insmed Incorporated. In addition, gene-editing approaches remain in preclinical development, including programs being pursued by Vertex Pharmaceuticals Incorporated and Sarepta Therapeutics.
The Company is also aware of several companies developing therapies for DMD that target non-dystrophin mechanisms. However, to the Company’s knowledge, no company is currently developing therapies that specifically target AAK1 or the Notch signaling pathway to enhance the body’s natural muscle repair and regeneration process in a manner that would constitute a direct competitive approach to SAT-3247.
While the Company believes its approach is distinctive and may well complement other approaches due to its different mechanism of action, there can be no guarantee that this proves to be the case and one or more competing products may get to market faster with better outcomes for patients, thus reducing the market opportunity for the Company’s product candidates. Additionally, technologies developed by the Company’s competitors may render the Company’s potential product candidates uneconomical or obsolete, and the Company may not be successful in marketing its product candidates against competitors. If the Company’s products are ultimately not competitive, the Company’s revenue and financial results, and general business prospects including market value would be adversely affected.
Satellos may not achieve its publicly announced milestones according to schedule, or at all.
From time to time, Satellos may announce the timing of certain events expected to occur, such as the anticipated timing of completion of enrolment of the BASECAMP or TRAILHEAD clinical trials with SAT-3247, initiation of enrollment in new clinical trials with SAT-3247 or other therapies or results from these clinical trials. These statements are forward-looking and are based on the best estimates of management at the time relating to the occurrence of such events. However, the actual timing of such events may differ from what has been publicly disclosed. The timing of events such as initiation or completion of a clinical trial, filing of an application to obtain regulatory approval or announcement of additional clinical trials for a drug candidate may ultimately vary from what is publicly disclosed. These variations in timing may occur as a result of different events, including the ability to recruit patients in a clinical trial in a timely manner, the nature of results obtained during a clinical trial or during a research phase, problems with a contract manufacturing organization or a contract research organization, or any other event having the effect of delaying the publicly announced timeline. The Company undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as otherwise required by law. Any variation in the timing of previously announced milestones could have a material adverse effect on the business plan, financial condition or operating results of the Company and the trading price of the Common Shares.
If sufficient beneficial advantages for patients are not shown in clinical trials, the Company may be unable to secure development partners on favourable terms, or at all.
The Company may pursue development and commercialization partnership arrangements with third parties. Potential partners for any clinical development, co-marketing, licensing or broader arrangements may include large and mid-size pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies. Often partnership agreements are made to obtain up-front capital, offset development costs, increase the probability of success from leveraging the skill sets of a more experienced partner, and secure a royalty annuity. In return the partner generally receives downstream commercialization rights (or co-rights) on a region-by-region basis, or globally. The Company may benefit from such a partnership particularly given the pediatric nature of Duchenne, complexity of disease progression and its sequelae, and the specialization of the medical centers which treat patients. Failure to demonstrate sufficient patient benefit may make it more difficult or preclude the Company from being successful in establishing these agreements should it choose to do so. This may increase the Company’s business costs and risks, delay commercialization activities and revenue generation, and potentially impair the business.
Despite launching products in the future, the Company may experience limits in market access, unfavourable reimbursement or pricing, or healthcare policy reform initiatives, which would limit the value of the products.
The Company’s ability to commercialize any products successfully will depend, in part, on the extent to which coverage and reimbursement for these products and related treatments will be available from government healthcare programs, private health insurers, managed care plans, and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the United States healthcare industry is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. The Company cannot be sure that coverage and reimbursement will be available on a timely basis for any product that it, or any of its partners, commercializes and, if reimbursement is available, the level of reimbursement may be reduced. Access to reimbursement may impact the demand for, or the price of, any product candidate for which the Company or its partner(s) obtains marketing approval. Further, the U.S. Department of Health and Human Services (“HHS”) imposes rebates on many Medicare Part B and Medicare Part D products to penalize price increases that outpace inflation. HHS has also been empowered to negotiate the price of certain single-source drugs that have been on the market for at least seven (7) years covered under Medicare as part of the Medicare Drug Price Negotiation Program. Each year up to twenty (20) products will be selected by HHS for the Medicare Drug Price Negotiation Program. Products subject to the Medicare Drug Price Negotiation Program are expected to experience a significant reduction in reimbursement from the Medicare program on a per unit basis. If reimbursement is not available on a timely basis or is available only to limited levels or is delayed, the commercial potential for any product candidate for which the Company or its partner has obtained marketing approval may be reduced. Such an outcome could adversely affect the Company’s profitability and share price.
Product liability lawsuits could cause reputational damage and legal liabilities for the Company, limiting the commercial prospects for its products.
There is an inherent risk of product liability exposure related to the future evaluation of the Company’s product candidates in human clinical trials. The Company’s current product candidate, SAT-3247, is undergoing early-stage clinical trials, and therefore, safety data is limited and the data which has been generated to date may not translate into larger and later stage clinical studies. If the Company cannot successfully defend itself against claims that its product candidates or products caused injuries, it will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in decreased demand for any product candidates or products that the Company may develop, reputational injury and negative attention, withdrawal of clinical trial participants, significant costs to defend the related litigation, potential monetary awards to trial participants or patients, and lost or delayed product revenues. Such outcomes would be injurious to the Company’s business.
Liability insurance may not be adequate.
The Company holds clinical trial liability insurance coverage in the amount of US$10 million, however, this coverage may not be adequate to cover all liabilities that it may incur. When the Company begins to commercialize its product candidates, it will need to increase its insurance coverage, which is increasingly expensive. The Company may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.
Risks Related to the Company’s Intellectual Property and Privacy Legislation
If the Company fails to comply with its obligations under its intellectual property licenses with third parties, it could lose license rights that are important to its business.
The Company is party to intellectual property license agreements with the Ottawa Hospital Research Institute (“OHRI”) and may enter into additional license agreements in the future. The Company’s existing license agreements impose, and future license agreements will most likely impose, various milestone payments, royalties, insurance, indemnification and other obligations on the Company. For example, the Company’s current agreement with the OHRI requires the Company to maintain its patents and pay annual license fees and research fees. If the Company fails to comply with its obligations under this license, the OHRI may have the right to terminate this license agreement (the “OHRI License”).
Additionally, disputes may arise between the Company and its licensors regarding intellectual property subject to a license agreement, including:
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the scope of rights granted under the licensing agreement and other interpretation-related issues;

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whether and the extent to which the Company’s technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

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the Company’s right to sublicense patents and other rights to third parties under collaborative development relationships;

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the Company’s diligence obligations with respect to the use of the licensed technology in relation to the Company’s development and commercialization of its product candidates, and what activities satisfy those diligence obligations; and

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the inventorship or ownership of inventions and know-how resulting from the joint creation or use of intellectual property by the Company’s licensors and the Company and its partners.

If the Company fails to comply with its obligations under its license agreements, including the OHRI license, the licensor may have the right to terminate the license agreement. In such event, the Company might not be able to market any product that is covered by such license, or to convert such license to a non-exclusive license. This could materially adversely affect the value of the product candidate being developed under the license agreement. Termination of any license agreement or reduction or elimination of the Company’s licensed rights may result in the Company having to negotiate new or reinstated licenses with less favourable terms.
See the risk factor below entitled “Our rights to develop and commercialize our product candidates are, and in the future may be, subject to the terms and conditions of licenses granted to us by others. If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties, or these agreements are terminated, or we otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.” for additional risks with respect to the Company’s intellectual property licenses.
If the Company is unable to obtain and maintain patent protection for its technology and products, or if the Company’s partners or licensors are unable to obtain and maintain patent protection for the technology or products that it licenses from them, or if the scope of the patent protection obtained is not sufficiently broad, the Company’s competitors could develop and commercialize technology and products similar or identical to that of the Company, and its ability to successfully commercialize its technology and products may be adversely affected.
The Company’s success will depend on its ability to obtain and maintain patent and other intellectual property protection with respect to its product candidates. The Company and its licensors have sought to protect the Company’s proprietary position by filing patent applications in the United States, Canada, and abroad related to its novel technologies and products that are important to its business. This process is expensive and time-consuming, and the Company may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. In addition, patents might not be issued or granted with respect to the Company’s patent applications that are currently pending, and issued or granted patents might later be found to be invalid or unenforceable, be interpreted in a manner that does not adequately protect the Company’s current product or any future products or fail to otherwise provide us with any competitive advantage. The patent position of biotechnology and pharmaceutical companies is generally uncertain because it involves complex legal and factual considerations and in recent years has been the subject of much litigation. The standards applied by the United States Patent and Trademark Office (the “USPTO”) and foreign patent offices in granting patents are not always applied uniformly or predictably. As a result, the issuance, scope, validity, enforceability and commercial value of the Company’s and its partners’ or licensors’ patent rights are highly uncertain. The degree of future protection that the Company will have on its proprietary products and technology, if any, is uncertain and a failure to obtain adequate intellectual property protection with respect to the Company’s product candidates and proprietary technology could have a material adverse impact on the success of its business.
Even if the Company’s owned and licensed patent applications issue as patents, they may not issue in a form that will provide the Company with any meaningful protection, prevent competitors from competing with the Company or otherwise provide the Company with any competitive advantage, including not being listed in the FDA’s Approved Drug Products With Therapeutic Equivalence Evaluations publication

(commonly known as, the Orange Book). The Company’s competitors may be able to circumvent its owned or licensed patents by developing similar or alternative technologies or products in a non-infringing manner. The issuance of a patent is not conclusive as to its scope, validity or enforceability, and the Company’s owned and licensed patents may be challenged in the courts or patent offices in Canada, the United States and abroad. Such challenges may result in patent claims being narrowed, invalidated or held unenforceable, which could limit the Company’s ability to or stop or prevent the Company from stopping others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of its technology and products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, the Company’s owned and licensed patent portfolio may not provide it with sufficient rights to exclude others from commercializing products similar or identical to the Company’s.
The Company may become involved in lawsuits to protect or enforce its patents, which could be expensive, time consuming and, whether successful or unsuccessful, limit the commercial value of the Company’s product or have a material adverse effect on the Company’s business.
Competitors may infringe any of the Company’s current or future patents. To counter infringement or unauthorized use, the Company may be required to file expensive and time-consuming infringement claims. Also, the court may decide in an infringement proceeding that a specific patent held by the Company is not valid or enforceable or may refuse to stop the other party from using the Company’s intellectual property on the grounds that its patents do not cover the intellectual property being disputed. An adverse result in any litigation proceeding could put one or more of the Company’s patents at risk of being invalidated or interpreted narrowly. Additionally, due to the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of the Company’s confidential information could be compromised by disclosure during this type of litigation. In addition, the Company’s licensor may have rights to file and prosecute such claims and it is reliant on them.
The Company’s commercial successes depend upon its ability and the ability of its partners and other collaborators to develop, manufacture, market and sell its product candidates and use its proprietary technologies without infringing the proprietary rights of third parties. Third parties may assert infringement claims against the Company based on existing patents or patents that may be granted in the future which at this time cannot be known to the Company. The Company may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to its products and technology, including interference proceedings before the USPTO or other similar regulatory authorities. If the third party is successful and the Company is found to infringe on their intellectual property rights, the Company could be forced to negotiate the rights to the third party’s intellectual property in order to continue to develop and market the Company’s products and technology. There is no guarantee that the Company will be able to obtain any required license on commercially reasonable terms or at all. Even if the Company was able to obtain a license, it could be non-exclusive, thereby giving its competitors access to the same technologies licensed to the Company. If the Company is not able to obtain a license for the rights to their technology, the Company could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, the Company could be found liable for additional monetary damages. A finding of infringement could prevent the Company from commercializing its product candidates, or delay commercialization during adjudication of a patent dispute, including a 30-month injunction, or force the Company to cease some of its business operations, pay royalties and/or damages to companies holding the patents that were infringed, all of which could materially harm the Company’s business. Claims that the Company has misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on its business.
Litigation or other legal proceedings relating to intellectual property claims may cause the Company to incur significant expenses and could distract the Company’s employees from their normal responsibilities, even if it is resolved in the Company’s favour. Also, any public announcements of the results of hearings, motions or other interim proceedings or developments could be perceived to be negative by securities analysts or investors, leading to a potential adverse effect on the price of the Common Shares. These types of litigation or proceedings could substantially increase the Company’s operating losses and reduce the resources available for product development activities. The Company may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of the Company’s competitors may be able to sustain the costs of such litigation or proceedings more effectively than it can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on the Company’s ability to compete in the marketplace.
The Company may be subject to claims that its employees have wrongfully used or disclosed alleged trade secrets of their former employers.
The Company makes efforts to ensure that its employees do not use the proprietary information or know-how of others in their work for the Company; however, the Company may nonetheless be subject to claims that it or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. This would most likely result in the Company having to enter litigation to defend against these claims. If the Company fails in defending any such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights and/or personnel. Even if the Company is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.
If the Company is unable to protect the confidentiality of its trade secrets, the Company’s innovative capacity and competitive position could be harmed.
The Company relies on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain its competitive position, in addition to filing patents for some of its technology and products. The types of protections available for trade secrets are particularly important with respect to the Company’s proprietary MyoRegenX™ technology platform, which involves significant unpatented know-how. The Company seeks to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as the Company’s employees, corporate collaborators, outside scientific collaborators, sponsored researchers, contract manufacturers, consultants, advisors and other third parties. The Company also enters into confidentiality and invention or patent assignment agreements with its employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose the Company’s proprietary information, including its trade secrets, and the Company may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, courts in certain jurisdictions are less willing or unwilling to protect trade secrets. If any of the Company’s trade secrets were to be lawfully obtained or independently developed by a competitor, it would have no right to prevent them from using that technology or information to compete with the Company. If any of the Company’s trade secrets were to be disclosed to or independently developed by a competitor, its competitive position would be harmed.
The Company must protect and manage confidential personal health information, including reporting from marketed product adverse event reporting and clinical trials. Accidental release of information could harm the Company.
As the Company’s programs advance in development, the Company is generating or otherwise obtaining clinical data that may include personal information and personal health information. This data is required for successful development and commercialization of pharmaceutical products, such as clinical trial data to support regulatory submissions and pharmacovigilance data to monitor for potential adverse events following product launch. The Company recognizes the sensitivity of this data and has applied protections to minimize the risk of release, including strict data blinding protocols and secure information technology infrastructure. However, despite these measures, it is possible that personal information or personal health information could be released and may expose the Company to substantial reputational risk and legal liabilities. Regardless of merit or eventual outcome, liability claims may result in decreased demand for any product candidates or products that it may develop, injury to the Company’s reputation and significant negative media attention, withdrawal of clinical trial participants, significant costs to defend the related litigation, substantial monetary awards to trial participants or patients, loss of revenue and the inability to commercialize any products that the Company may develop.

We rely on patents and other intellectual property rights to protect our product candidates, the enforcement, defense and maintenance of which may be challenging and costly. Failure to enforce or protect these rights adequately could harm our ability to compete and impair our business.
Our commercial success depends in part on obtaining and maintaining patents and other forms of intellectual property rights for our product candidates, including SAT-3247, any future therapeutic candidates, any methods used to manufacture the underlying drug substances, and the methods for treating patients using those substances, or on licensing in such rights. Failure to obtain, maintain, protect, enforce or extend adequate patent and other intellectual property rights could materially adversely affect our ability to develop and market our product candidates and any future therapeutic candidates. We also rely on trade secrets and know-how to develop and maintain our proprietary and intellectual property position. Any failure to protect our trade secrets and know-how could adversely affect our operations and prospects.
We cannot be certain that patents will be issued or granted with respect to patent applications that are currently pending, or that issued or granted patents will not later be found to be invalid or unenforceable. The patent position of companies like ours is generally uncertain because it involves complex legal and factual considerations. The standards applied by the European Patent Office, the USPTO, the Canadian Intellectual Property Office and foreign patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in pharmaceutical patents. Consequently, patents may not issue from our pending patent applications, and even if they do issue, such patents may not issue in a form that effectively prevents others from developing or commercializing competing treatments. As such, we do not know the degree of future protection that we will have on our proprietary treatments.
The patent prosecution process is expensive, complex and time-consuming, and we and our current or future third-party partners, licensors, licensees, or collaboration partners may not be able to prepare, file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we or our licensors, licensees or collaboration partners will fail to identify patentable aspects of inventions made in the course of research, development or commercialization activities before it is too late to pursue patent protection on them. In addition, although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors, and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. Furthermore, publications of discoveries in scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not published until and unless granted. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions. Similarly, we cannot be certain that for any licensed patents or pending patent applications, the named applicant(s) were the first to make the inventions claimed in such patents or pending patent applications or that the named applicant(s) were the first to file for patent protection for such inventions.
Further, the issuance, scope, validity, enforceability and commercial value of our and our current or future licensors’, licensees’ or collaboration partners’ patent rights are highly uncertain. Our and our licensors’ pending and future patent applications may not result in patents being issued that protect our product candidates, in whole or in part, or that effectively prevent others from commercializing competitive technologies and treatments.
Moreover, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from or license to third parties and are reliant on our licensors, licensees or collaboration partners. If our current or future licensors, licensees or collaboration partners fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If our licensors, licensees or collaboration partners are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised.

The patent examination process may require us or our licensors, licensees or collaboration partners to narrow the scope of the claims of our or our licensors’, licensees’ or collaboration partners’ pending and future patent applications, which may limit the scope of patent protection that may be obtained. We cannot assure you that all of the potentially relevant prior art relating to our patents and patent applications has been found. If such prior art exists, it can invalidate a patent, limit the scope of patent protection that may be obtained, or prevent a patent from issuing from a pending patent application.
The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. Even if patents do successfully issue and even if such patents cover our product candidates and any future therapeutic candidates, third parties may initiate an opposition, interference, re-examination, post-grant review, inter partes review, nullification or derivation proceedings in court or before patent offices, or similar proceedings challenging the validity, enforceability or scope of such patents, which may result in the patent claims being narrowed or invalidated.
We may be forced to litigate to enforce or defend our intellectual property rights.
We may be forced to litigate to enforce or defend our intellectual property rights against infringement by competitors, and to protect our know-how against unauthorized use, but we may not be able to detect or prevent, alone or with our licensors, infringement, misappropriation or other violation of our intellectual property rights. In so doing, we may place our intellectual property at risk of being invalidated, rendered unenforceable or limited or narrowed in scope such that we may no longer be able to adequately prevent the use, manufacture, sale or import of competitive product. In an infringement proceeding, a court may decide that a patent we own or a patent we may license in the future is invalid or unenforceable or may refuse to stop the other party from using the invention at issue. Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Further, an adverse result in any litigation or other proceedings before government agencies such as the USPTO, may place pending applications at risk of non-issuance or limitations in scope. Further, derivation proceedings, ex parte reexamination, inter partes review, post grant review and opposition proceedings provoked by third parties or brought by the USPTO or any foreign patent authority may be used to challenge the inventorship, ownership, claim scope or validity of our patents. Additionally, because of the substantial amount of discovery typically required in connection with intellectual property litigation, there is a risk that some of our confidential and proprietary information or know-how could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the value of the company. Such litigation or proceedings could substantially increase our operating losses, reduce the resources available for development activities or any future sales, marketing or distribution activities and distract our personnel from their normal responsibilities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.
If we become involved in patent litigation or other proceedings related to a determination of rights, we could incur substantial costs and expenses, substantial liability for damages or be required to stop our product development and commercialization efforts.
Our commercial success depends in part on our ability and the ability of any of our future partners to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing on the intellectual proprietary rights of third parties. There is a substantial amount of litigation and patent office proceedings, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, oppositions, ex parte reexaminations, post-grant review, inter partes review, derivation proceedings and interference proceedings before the USPTO and corresponding foreign patent offices. Numerous U.S.

and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are pursuing product candidates.
Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to compositions, formulations, methods of manufacture or methods for treatment relating to our product candidates, their manufacture or use. Because patent applications can take many years to issue, there may be pending patent applications which may later result in issued patents that our product candidates may be alleged to infringe. In addition, third parties may obtain patents in the future and then claim that our technologies infringe upon these patents. We cannot guarantee that any of our or our licensors’ patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are or will be complete or thorough, nor can we be certain that we or our licensors have identified or will identify each and every third party patent and pending patent application in the United States and abroad that is relevant to or necessary for the commercialization of our current and future products and product candidates in any jurisdiction. Our interpretation of the relevance or the scope of a patent or a pending patent application may be incorrect, which may negatively impact our ability to market our products. We may incorrectly determine that our products or product candidates are not covered by a third-party patent or may incorrectly predict whether a third party’s pending patent application will issue with claims of relevant scope. Alternatively, we may incorrectly determine that the Drug Price Competition and Patent Term Restoration Act of 1984 (the “Hatch-Waxman Amendments”) are a defense for a safe harbour to infringement of a patent we consider relevant to the research or clinical development of our product candidates. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, and we may incorrectly conclude that a third-party patent is invalid and unenforceable or not infringed. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our products and product candidates. If we fail to identify and correctly interpret relevant patents, we may be subject to infringement claims. As the number of competitors in the market grows and the number of patents issued in this area increases, the possibility of patent infringement claims escalates. Defense of infringement and other claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business.
In such cases, we may not be in a position to develop or commercialize such product candidates unless we successfully pursue litigation to invalidate the third-party intellectual property right concerned, or enter into a license agreement with the intellectual property right holder, which may not be available on commercially reasonable terms or at all. In the event that a patent has not expired at the time of approval of such product candidate and the patent owner were to bring an infringement action against us, we may have to argue that our product candidates or the manufacture or use of the underlying therapeutic substances do not infringe a valid claim of the patent in question. Alternatively, if we were to challenge the validity of any issued U.S. patent in court, we would need to overcome a statutory presumption of validity that attaches to every U.S. patent. This means that in order to prevail, we would need to present clear and convincing evidence as to the invalidity of the patent’s claims. The same applies to other jurisdictions. Even if we believe third-party intellectual property claims are without merit, there is no assurance that a court would find in our favour on questions of infringement, validity, enforceability, or priority. In the event that a third party successfully asserts its patent against us such that such third party’s patent is found to be valid and enforceable and infringed by our product candidates, unless we obtain a license to such patent, which may not be available on commercially reasonable terms or at all, we could be prevented from continuing to commercialize our product candidates or be forced to pay monetary damages.
If we are unsuccessful defending a claim of infringement and obtaining a license, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing any of our product candidates that were held to be infringing. If possible, we might be forced to redesign our product candidates so that we no longer infringe the intellectual property rights of third parties. Even if we or our licensors or collaboration partners obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us or our licensors or collaboration partners and it could require us to make significant licensing and royalty payments. In addition, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar material adverse effect on our business, financial condition, results of operations, and prospects. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.
Our rights to develop and commercialize our product candidates are, and in the future may be, subject to the terms and conditions of licenses granted to us by others. If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties, or these agreements are terminated, or we otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.
We are dependent on patent rights, know-how and proprietary technology licensed from third parties, including through a license agreement with the OHRI. We may also enter into additional license agreements with third parties in the future. Our current and future license agreements may impose diligence, development and commercialization timelines, milestone payments, royalties, indemnification, insurance or other obligations on us. If we fail to comply with our obligations to our licensors or collaborators, our counterparties may have the right to terminate these agreements. Termination of these agreements or reduction or elimination of our rights under these agreements may result in us having to negotiate new or reinstated agreements with less favourable terms or cause us to lose our rights under these agreements, including our rights to important intellectual property or technology that are necessary for our business.
Our success will depend in part on the ability of our licensors to obtain, maintain and enforce patent protection for our licensed intellectual property. We may have limited control over our licensors’ activities or use or licensing of any other intellectual property that may be related to our in-licensed intellectual property. Our licensors may not successfully prosecute the patent applications we license. Even if patents issue from these patent applications, our licensors may fail to maintain these patents, may determine not to pursue litigation against other companies that are infringing these patents, or may pursue such litigation less aggressively than we would. If any of our licensors or licensees having rights to file, prosecute, maintain and defend our patent rights fail to conduct these activities for patents or patent applications covering any of our product candidates, our ability to develop and commercialize those product candidates may be adversely affected and we may not be able to prevent competitors or other third parties from making, using or selling competing products. In addition, we may sublicense certain of our rights under various third-party licenses to our strategic collaborators. Any impairment of these sublicensed rights could result in reduced revenues under our strategic collaboration agreements or result in termination of an agreement by one or more of our strategic collaborators. In addition, intellectual property rights that we may in-license in the future may be sublicensed under intellectual property owned by third parties, in some cases through multiple tiers. The actions of our licensors may therefore affect our rights to use our sublicensed intellectual property, even if we are in compliance with all of the obligations under our license agreements. Should our licensors or any of the upstream licensors fail to comply with their obligations under the agreements pursuant to which they obtain the rights that are sublicensed to us, or should such agreements be terminated or amended, our ability to develop and commercialize our product candidates may be materially harmed.
We cannot be certain that such activities by our licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents or other intellectual property rights. Pursuant to the terms of the license agreements with our licensors, such licensors may have the right to control enforcement of our licensed patents or defense of any claims asserting the invalidity of such patents and, even if we are permitted to pursue such enforcement or defense, we cannot ensure the cooperation of our licensors or, in some cases, other necessary parties, such as any co-owners of patents or other intellectual property from which we have not yet obtained a license. We cannot be certain that our licensors will allocate sufficient resources or prioritize their or our enforcement of such patents or defense of such claims to protect our interests in the licensed patents. Even if we are not a party to these legal actions, an adverse outcome could harm our business because it might prevent us from continuing to license intellectual property that we may need to operate our business. In addition, even when we have the right to control patent prosecution of licensed patents and patent applications, enforcement of licensed patents, or defense of claims asserting the invalidity of those patents, we may still be adversely affected or prejudiced by actions or inactions of our licensors and their counsel that took place prior to or after assuming control.
Our current or future license agreements may not provide exclusive or sufficient rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our product candidates in the future. Some licenses granted to us may be subject to certain preexisting rights held by the licensors or certain third parties. As a result, we may not be able to prevent third parties from developing and commercializing competitive products in certain territories or fields.
In the event that our third-party licensors determine that, in spite of our efforts, we have materially breached a license agreement or have failed to meet certain obligations thereunder, it may elect to terminate the license agreement or, in some cases, one or more license(s) under the applicable license agreement. Such termination could result in us losing the ability to develop and commercialize product candidates and technology covered by the licensed intellectual property. In the event of such termination of a third-party in-license, or if the underlying patent rights under a third-party in-license fail to provide the intended exclusivity, third parties may be able to seek regulatory approval of, and to market, products identical to ours and we may be required to cease the development and commercialization of our product candidates. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor’s rights. Any of these events could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.
In addition, the agreements under which we license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant patents, know-how and proprietary technology, or increase what we believe to be our financial or other obligations under the relevant agreement. Disputes may also arise between us and our licensors regarding intellectual property subject to a license agreement, including: the scope of rights granted under the license agreement and other interpretation-related issues; whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement; our right to sublicense patent and other rights to third parties under collaborative development relationships; our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our product candidates, and what activities satisfy those diligence obligations; and the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our strategic collaborators.
If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on favourable terms, we may be unable to successfully develop and commercialize the affected product candidates.
We are generally also subject to all of the same risks with respect to protection of intellectual property that we license, as we are for intellectual property that we own, which are described below. If we or our licensors fail to adequately protect this intellectual property, our ability to commercialize products could suffer.
Any of our future collaboration arrangements may not be successful, which could adversely affect our ability to develop and commercialize our products.
We may seek to collaborate on the development or commercialization of our product candidates. Any of our future collaborations may not be successful. The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Collaborations are subject to numerous risks, which may include that:
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collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates;

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collaborators may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs based on trial or test results, changes in their strategic focus due to the acquisition of competitive products, availability of funding, or other external factors, such as a business combination that diverts resources or creates competing priorities;

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disputes may arise between us and a collaborator that causes the delay or termination of the research, development or commercialization of our current or future products or that results in costly litigation or arbitration that diverts management attention and resources;

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collaborators have significant discretion in determining the efforts and resources that they will apply to collaborations;

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a collaborator with marketing, manufacturing and distribution rights to one or more products may not commit sufficient resources to or otherwise not perform satisfactorily in carrying out these activities;

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we could grant exclusive rights to our collaborators that would prevent us from collaborating with others;

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collaborators may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability or business risk;

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collaborations may be terminated, and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable current or future products or products; and

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collaborators may own or co-own intellectual property covering our product candidates that results from our collaborating with them, and in such cases, we would not have the exclusive right to develop or commercialize such intellectual property; and

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a collaborator’s sales and marketing activities or other operations may not be in compliance with applicable laws resulting in civil or criminal proceedings.

If our future collaborations do not result in the successful development and commercialization of product candidates or if one of our collaborators terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under such collaboration. Additionally, if one of our collaborators terminates its agreement with us, we may find it more difficult to attract new collaborators and our perception in the business and financial communities could be adversely affected.
We face significant competition in seeking appropriate collaborative partners. Our ability to reach a definitive agreement for a collaboration will depend, among other things, upon an assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. These factors may include the design or results of preclinical studies or clinical trials, the likelihood of regulatory approval, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of any uncertainty with respect to our ownership of technology (which can exist if there is a challenge to such ownership regardless of the merits of the challenge) and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us.
We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of the product candidate for which we are seeking to collaborate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization, reduce the scope of any sales or marketing activities or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop product candidates or bring them to market and generate product revenue.
We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.
We may be subject to claims that former employees, collaborators or other third parties have an ownership interest in our patents or other intellectual property. Ownership disputes may arise, for example, from conflicting obligations of consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse impact on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.
In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations and prospects.
If we enter into future arrangements involving government funding, and we make inventions as a result of such funding, our intellectual property rights to such discoveries may be subject to the applicable provisions of the Bayh Dole Act of 1980.
If we enter into future arrangements involving government funding, and we make inventions as a result of such funding, our intellectual property rights to such discoveries may be subject to the applicable provisions of the Bayh Dole Act of 1980 (the “Bayh Dole Act”). To the extent any of our current and future intellectual property is generated through the use of U.S. government funding, the provisions of the Bayh Dole Act may similarly apply. Any exercise by the government of certain of its rights could harm our competitive position, business, financial condition, results of operations and growth prospects.
U.S. government rights in certain inventions developed under a government-funded program include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for governmental purposes. In addition, the U.S. government would have the right to require us to grant exclusive, partially exclusive or non-exclusive licenses to any of these inventions to a third party if the government determines that: (i) adequate steps have not been taken to commercialize the invention; (ii) government action is necessary to meet public health or safety needs; or (iii) government action is necessary to meet requirements for public use under federal regulations, which we refer to as march-in rights. The U.S. government would also have the right to take title to these inventions if we fail, or the applicable licensor fails, to disclose the invention to the government, elect title and file an application to register the intellectual property within specified time limits. Intellectual property generated under a government funded program is also subject to certain reporting requirements, compliance with which may require us, or the applicable licensor, to expend substantial resources. In addition, the U.S. government requires that any products embodying the subject invention or produced through the use of the subject invention be manufactured substantially in the United States. The manufacturing preference requirement can be waived if the owner of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible.
Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.
Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents or applications will be due to be paid to the USPTO and various non-U.S. patent agencies in several stages over the lifetime of the patents or applications. The USPTO and non-U.S. patent agencies also require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market and this circumstance would have a material adverse impact on our business.
In addition, public health pandemics, geopolitical instability, natural disasters, or similar events may impair our and our licensors’ ability to comply with these procedural, document submission, fee payment, and other requirements imposed by government patent agencies, which may materially and adversely affect our ability to obtain or maintain patent protection for our product candidates. There could also be delays at the USPTO caused by staffing cuts and other U.S. government actions as a result of the U.S. Department of Government Efficiency or other executive actions to reduce the size of the U.S. government.
The USPTO and various non-U.S. government agencies require compliance with certain foreign filing requirements during the patent application process. For example, in some countries, including the United States, China, India and some European countries, a foreign filing license is required before certain patent applications are filed. The foreign filing license requirements vary by country and depend on various factors, including where the inventive activity occurred, citizenship status of the inventors, the residency of the inventors and the invention owner, the place of business for the invention owner and the nature of the subject matter to be disclosed (e.g., items related to national security or national defense). In some, but not all cases, for example in China and India, a foreign filing license cannot be obtained retroactively in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment of a pending patent application or can be grounds for revoking or invalidating an issued patent, resulting in the loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the relevant markets with similar or identical products or technology, which could have a material adverse effect on our business, financial condition, results of operations and prospects. We may also be dependent on our licensors to take the necessary actions to comply with these requirements with respect to our licensed intellectual property.
If we do not obtain sufficient patent term for our product candidates, our business may be materially harmed.
Patents have a limited term. The terms of individual patents depend upon the legal term for patents in the countries in which they are granted. In most countries, including the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from the earliest non-provisional filing date in the applicable country. However, the actual protection afforded by a patent varies from country to country, and also depends upon many factors, including the type of patent, the scope of coverage, the availability of regulatory related extensions, the availability of extensions for patent office delays during the examination process, the availability of legal remedies in a particular country and the validity and enforceability of the patent, and whether a portion of the patent term has been terminally disclaimed based on other patents. Various extensions including patent term extension and patent term adjustment may be available, but the lives of such extensions, and the protections they afford, are limited in the United States. Even if patents covering our product candidates are obtained, once the patent life has expired for a product candidate, we may be open to competition from generics or biosimilars.
Depending upon the timing, duration and specifics of FDA regulatory approval of our product candidates, one or more patents issued from U.S. patent applications that we or a future licensor files may be eligible for limited patent term extension under the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process based on the first regulatory approval for a particular drug or biologic. A maximum of one patent may be extended per FDA-approved drug as compensation for the patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of drug approval, and only those claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. Patent term extension may also be available in certain foreign countries upon regulatory approval of our product candidates.
Despite the possibility of an extension, we may not be granted an extension in the United States or another jurisdiction because of, for example, failure to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time or the scope of patent protection afforded could be less than we request.
If we are unable to obtain patent term extension, or the foreign equivalent, or the term of any such extension is less than we request, our competitors or other third parties may obtain approval of competing drugs following our patent expiration, and our revenue could be reduced, possibly materially. Further, if this occurs, our competitors or other third parties may take advantage of our investment in development and trials by referencing our clinical and preclinical data and launch their drug earlier than might otherwise be the case. Any of the foregoing could materially harm our business, financial condition, results of operations and growth prospects.
We may enjoy only limited geographical protection with respect to certain patents and we may not be able to protect our intellectual property rights throughout the world.
Filing and prosecuting patent applications and defending patents covering our product candidates in all countries throughout the world would be prohibitively expensive. Competitors may use our technologies and innovations in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement rights are not as strong as those in the United States, Europe or Canada. These products may compete with our product candidates, and our and our licensors’ future patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.
In addition, we may decide to abandon national and regional patent applications before they are granted. The examination of each national or regional patent application is an independent proceeding. As a result, patent applications in the same family may issue as patents in some jurisdictions, such as in the United States, but may issue as patents with claims of different scope or may even be refused in other jurisdictions. Furthermore, the requirements for patentability differ in certain jurisdictions and countries. Some countries do not grant claims directed to methods of treatment or have additional restrictions on the scope of method of treatment claims compared to the United States. Accordingly, depending on the country, the scope of patent protection may vary for the same product candidate.
While we intend to protect our intellectual property rights in our expected significant markets, we cannot ensure that we will be able to initiate or maintain protection efforts in all such markets. Additionally, the prosecution of patent applications in other jurisdictions is often a longer process and patents may be granted at a later date than in the United States, potentially delaying our ability to assert such patents against competitors. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate, which may have an adverse effect on our ability to successfully commercialize our product candidates in all of our expected significant foreign markets. If we encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished, and we may face additional competition in those jurisdictions.
The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws or rules and regulations in the United States, Europe and Canada, and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favour the enforcement of patents, trade secrets and other intellectual property rights, which could make it difficult for us to stop the infringement of any patents we obtain or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in other jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put any patents we obtain at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing as patents, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Some countries also have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, some countries limit the enforceability of patents against government agencies or government contractors. In those countries, the patent owner may have limited remedies, which could materially diminish the value of such patents. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired.
In Europe, a new unitary patent system took effect on June 1, 2023, which may significantly impact European patents, including those granted before the introduction of the new system. Under the new system, applicants can, upon grant of a European patent, opt for that patent to become a unitary patent which will be subject to the jurisdiction of a new unitary patent court (“UPC”). During the first seven years of the UPC’s existence, patents granted before the implementation of the new system can be opted out of UPC jurisdiction, and validated as national patents in any one or more of the UPC countries. We may decide to opt out our future European patents from the UPC, but doing so may preclude us from realizing the benefits of the UPC. Moreover, if we do not meet all of the formalities and requirements for opt-out under the UPC, our future European patents could remain under the jurisdiction of the UPC. Patents that are under the jurisdiction of the UPC may be challenged in a single UPC-based revocation proceeding that, if successful, could invalidate the patent in all countries who are signatories to the UPC. The UPC will provide our competitors with a new forum to centrally revoke our European patents, and allow for the possibility of a competitor to obtain pan-European injunction. Further, because the UPC is a relatively new court system and there is little precedent for the court’s laws, there is increased uncertainty regarding the outcome of any patent litigation. We are unable to predict what impact the new patent regime may have on our ability to exclude competitors in the European market. In addition to changes in patents laws, geopolitical dynamics, such as Russia’s incursion into Ukraine, may also impact our ability to obtain and enforce patents in particular jurisdictions, such as the enforcement of patent rights in Russia. If we are unable to obtain and enforce patents as needed in particular markets, our ability to exclude competitors in those markets may be reduced.
Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.
As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining, defending, maintaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Changes in either the patent laws or interpretation of the patent laws in the United States and in other major jurisdictions could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents, and may diminish our ability to protect our inventions, obtain, maintain, enforce and protect our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our future owned and licensed patents.
In addition, the patent positions of companies in the development and commercialization of pharmaceuticals are particularly uncertain. In the United States, recent rulings from the U.S. Supreme Court and the Court of Appeals for the Federal Circuit have narrowed the scope of patent protection available in specified circumstances and weakened the rights of patent owners in specified situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts in the United States and the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we or our licensors might obtain in the future. We cannot predict how future decisions by the federal courts in the United States, the U.S. Congress or the USPTO may impact the value of our patents. Any similar adverse change in the patent laws of other jurisdictions could also adversely affect our business, financial condition, results of operations and prospects.
For our U.S. patent applications, which contain claims entitled to priority date after March 16, 2013, there is a greater level of uncertainty due to the Leahy-Smith America Invents Act (the “Leahy-Smith Act”), signed into law on September 16, 2011. The Leahy-Smith Act included a number of significant changes to U.S. patent law. These included provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. The USPTO has promulgated regulations and developed procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, did not come into effect until March 16, 2013. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.
An important change introduced by the Leahy-Smith Act is that, as of March 16, 2013, the United States transitioned to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. This requires us to be cognizant of the time from invention to filing of a patent application. Furthermore, our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our technology and the prior art allow our technology to be patentable over the prior art. Since patent applications in the United States and most other countries are confidential for a period of time after filing, we cannot be certain that we were the first to either: (i) file any patent application related to our product candidates or (ii) invent any of the inventions claimed in our patents or patent applications.
Among some of the other changes introduced by the Leahy-Smith Act are changes that limit where a patentee may file a patent infringement suit and new procedures providing opportunities for third parties to challenge any issued patent in the USPTO. These new post grant challenges include post grant review and inter partes review proceedings before the Patent Trial and Appeal Board at the USPTO. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal court necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. However, recent changes at the USPTO have resulted in many fewer inter partes review proceedings being instituted, and the USPTO has proposed modifications to the rules of practice for implementing inter partes review proceedings. The proposed modifications, if adopted, could impact the ability of third parties, including us, to challenge the validity of granted U.S. patents before the USPTO.
Geopolitical actions in the United States and in foreign countries could increase the uncertainties and costs surrounding the prosecution or maintenance of patent applications and the maintenance, enforcement or defense of issued patents. For example, the United States and foreign government actions related to Russia’s invasion of Ukraine resulted in Russia issuing Decree No. 299 that effectively nullifies the enforcement of Russian patents owned by entities and individuals in “unfriendly” countries, including the United States.
Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we have licensed or that we may obtain in the future.
Any trademarks we have obtained or may obtain may be infringed or otherwise violated, or successfully challenged. If our trademarks and trade names are not adequately protected, or if we are unable to obtain desired trademarks or trade names, then we may not be able to build brand name recognition in our markets of interest and our business may be adversely affected.
We expect to rely on trademarks as one means to distinguish our product candidates, if approved for marketing, from third-party products. Once we select new trademarks and apply to register them, our trademark applications may not be approved. During trademark registration proceedings in the United States and foreign jurisdictions, we may receive rejections from the relevant trademark offices. We are given an opportunity to respond to those rejections, but we may not be able to overcome such rejections. Significant costs may be incurred in attempting to overcome any such rejection issued by a trademark office.

Any trademark applications we file for product candidate names may be rejected and registered trademarks may not be obtained, maintained or enforced. If we do not successfully register our trademarks, we may encounter difficulty in enforcing, or be unable to enforce, our trademark rights against third parties, which could adversely affect our business and our ability to effectively compete in the marketplace.
At the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademark filings, and our filings may not survive such proceedings. Third parties could also initiate trademark infringement lawsuits against us alleging our trademarks infringe prior owned trademark rights. If our trademarks are successfully challenged, we could be forced to rebrand our product candidates, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion.
Any proprietary name we propose to use with any of our product candidates in the United States will also need to be approved by the FDA, regardless of whether we have registered, or applied to register, the proposed proprietary name as a trademark. The FDA conducts a review of proposed proprietary names, including an evaluation of potential for confusion with other products’ proprietary names, as part of the new drug application review process. If the FDA objects to any of our proposed proprietary product names, we may be required to expend significant additional resources to identify a suitable proprietary name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA.
In addition, our unregistered (common law) trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on, misappropriating or violating other marks.
Our competitors may also infringe or otherwise violate our trademarks and we may not have adequate resources to enforce our trademark rights. We may not be able to protect our rights to our trademarks and trade names, which we need to build name recognition among potential collaborators or customers in our markets of interest. Any of the foregoing events may have a material adverse effect on our business.
Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark. Over the long term, if we are unable to successfully register our trademarks and trade names and establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively, and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade names, domain names or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely impact our financial condition or results of operations.
Intellectual property rights do not necessarily address all potential threats.
The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit it to maintain our competitive advantage. For example:
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our product candidates, if approved, may eventually become commercially available in generic product forms;

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others may be able to make similar molecules to our product candidates that are not covered by the claims of the patents that we license or own now or in the future;

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we, or current or future licensors or collaborators, might not have been the first to file patent applications covering certain of our or their inventions, potentially resulting in the invalidation of such patents or refusal of such applications;

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we, or current or future licensors or collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent application that we license or own now or in the future;

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we, or current or future licensors or collaborators, may fail to meet our obligations to the U.S. government regarding any patents and patent applications funded by U.S. government grants, leading to the loss or unenforceability of patent rights;

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others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing on our owned or licensed intellectual property rights;

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it is possible that our pending patent applications or those that we may own or license in the future will not lead to issued patents;

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it is possible that there are prior public disclosures that could invalidate our patents;

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it is possible that there are unpublished patent applications that may later issue with claims covering our product candidates or technology similar to ours;

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it is possible that our patents or patent applications omit individual(s) that should be listed as inventor(s) or include individual(s) that should not be listed as inventor(s), which may cause these patents or patents issuing from these patent applications to be held invalid or unenforceable or result in a change in ownership;

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issued patents to which we hold rights may be held invalid, unenforceable or narrowed in scope, including as a result of legal challenges;

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the claims of our issued patents or patent applications, if and when issued, may not cover our product candidates or narrowly cover them in such a way that competitors may be able to design around to avoid infringement allegations;

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the laws of foreign countries may not protect our proprietary rights or the proprietary rights of current or future licensors or collaborators to the same extent as the laws of the United States;

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the inventors of our patents or patent applications may become involved with competitors, develop products or processes that are similar to or alternative to those claimed in our patent filings or become hostile to our patents or patent applications on which they are named as inventors;

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our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

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we have engaged in scientific collaborations in the past and we intend to continue to do so in the future, and our collaborators may develop adjacent or competing products that are outside the scope of our patents;

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we may not develop additional proprietary technologies that are patentable;

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the product candidates we develop may be covered by third-party patents or other intellectual property rights;

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the patents of others may prohibit or otherwise harm our ability to conduct our business; or

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we may choose not to file a patent in order to maintain certain know-how, and a third party may subsequently commercialize the technology and/or file a patent covering such intellectual property.

We and the third parties with whom we work are subject to stringent and evolving Canadian, U.S., and foreign laws, regulations, and rules, contractual obligations, industry standards, policies and other obligations related to data privacy and security. Our (or the third parties with whom we work) actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation (including class claims) and mass arbitration demands; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse business consequences.
In the ordinary course of business, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, process) personal data and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, data we collect about trial participants in connection with clinical trials, and sensitive third-party data. Our data processing activities subject us to data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations relating to data privacy and security.
An increasing number of laws, regulations, and industry standards govern data privacy and security. For example, Canada’s Personal Information Protection and Electronic Documents Act (“PIPEDA”) and various related provincial laws, as well as Canada’s Anti-Spam Legislation (“CASL”), apply to our operations. In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). For example, the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), imposes specific requirements relating to the privacy, security, and transmission of individually identifiable protected health information.
Numerous U.S. states have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. Though some comprehensive U.S. state privacy laws exempt some data processed in the context of clinical trials, these developments may further complicate compliance efforts, and increase legal risk and compliance costs for us and the third parties with whom we work. Similar laws are being considered in several states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future.
Our employees and personnel use generative artificial intelligence (“AI”) and/or automated decision-making technologies to perform their work, and the disclosure and use of personal data in AI technologies is subject to various privacy laws and other privacy obligations. Governments have passed and are likely to pass additional laws and regulations regulating AI and/or automated decision-making technologies. Our use of this technology could result in additional compliance costs, regulatory investigations and actions, and lawsuits. If we are unable to use AI and/or automated decision-making technologies, it could make our business less efficient and result in competitive disadvantages.
In the ordinary course of business, we transfer personal data from Europe and other jurisdictions to Canada, the United States or other countries. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the European Economic Area (EEA) and the United Kingdom (UK) have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it generally believes are inadequate. Other jurisdictions may adopt or have already adopted similarly stringent data localization and cross-border data transfer laws.
Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EEA standard contractual clauses, the UK’s International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States.
If there is no lawful manner for us to transfer personal data from the EEA, the UK or other jurisdictions to Canada or the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions (such as Europe) at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers out of Europe for allegedly violating the GDPR’s cross-border data transfer limitations.

Additionally, the U.S. Department of Justice issued a rule entitled the Preventing Access to U.S. Sensitive Personal Data and Government-Related Data by Countries of Concern or Covered Persons, which places additional restriction on certain data transactions involving countries of concern (e.g., China, Russia, Iran) and covered persons (i.e., individuals and entities who are designated as such by the U.S. Attorney General or considered “foreign persons” and are majority owned by, organized under the laws of, a primary resident in, or a contractor of, a covered person or country of concern, as applicable) that may impact certain business activities such as vendor engagements, sale or sharing of data, employment of certain individuals, and investor agreements. Violations of the rule could lead to significant civil and criminal fines and penalties. The rule applies regardless of whether data is anonymized, key-coded, pseudonymized, de-identified or encrypted, which presents particular challenges for companies like ours and may impact our ability to engage in transactions or agreements with certain third parties in the future.
We are also bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. We publish privacy policies that contain statements related to our compliance with certain practices concerning data privacy, security, and artificial intelligence. Regulators in the United States are increasingly scrutinizing these statements, and if these policies or statements are found to be deficient, lacking in transparency, deceptive, unfair, misleading, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.
Obligations related to data privacy and security (and consumers’ data privacy expectations) are quickly changing, becoming increasingly stringent, and creating uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources, which may necessitate changes to our services, information technologies, systems, and practices and to those of any third parties that process personal data on our behalf.
We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties with whom we work may fail to comply with such obligations, which could negatively impact our business operations.
If we or the third parties with whom we work fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we could face significant consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-action claims) and mass arbitration demands; additional reporting requirements and/or oversight; bans or restrictions on processing personal data; and orders to destroy or not use personal data.
In particular, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations.
Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of collaborators or partners; interruptions or stoppages in our business operations (including, clinical trials); inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to our business model or operations.
Risks Related to Regulatory Approval of the Company’s Product Candidates and Other Legal Compliance Matters
The Company’s future product candidates and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA, Health Canada and by comparable authorities in other countries.

If the Company, one of its contractors, or license partners are not able to comply with regulations and guidelines governing pharmaceutical product development (including, but not limited to Good Manufacturing Practice (“GMP”), Good Clinical Practices, GLP, quality assurance/quality control, and guidelines set forth by the International Conference for Harmonization), it could impact the overall development and/or commercialization activities, the timing of development or result in a supply disruption of commercial product that would negatively impact the business.
The development and manufacturing of pharmaceutical products is strictly governed by a series of standardized regulations and guidelines to ensure data and product quality including, but not limited to GMP, GLP, and additional guidelines set forth by the International Conference for Harmonization. These guidelines are mandatory standards for most regulatory agencies and designed to ensure the highest quality of research and manufacturing for pharmaceutical products. The Company’s management team has experience in the development and commercialization of pharmaceutical products under these regulations. The Company aims to put in place infrastructure to ensure compliance with relevant guidelines, including standard operation procedures and third-party audits. Despite these precautions, it is possible that activities conducted internally or by a third party may be non-compliant with industry standard regulations, with significant negative impact on the Company.
During product development, non-compliance with standard guidelines and regulations may invalidate drug product and/or data such that they are not appropriate to support regulatory filings. The Company may be required to repeat development activities as a result, incurring additional development risk and costs. Repeating specific development activities could also delay overall development and commercialization timelines, negatively impacting a product’s revenue potential. Adverse effects on timing and costs could lead to discontinuation of product development. In the event that non-compliance with standard guidelines adversely impacts clinical trial activities and trial participants, the Company could also be exposed to substantial reputational risk and legal liabilities. Regardless of merit or eventual outcome, liability claims may result in decreased demand for any product candidates or products that it may develop, injury to the Company’s reputation and significant negative media attention, significant costs to defend the related litigation, substantial monetary awards to trial participants, loss of revenue and the inability to commercialize any products that the Company may develop.
For commercial products, non-compliance with standard guidelines and regulations may prevent the Company from releasing product to the market or require the Company to withdraw product from the market. In either case, the Company would incur manufacturing costs for product without the potential to generate revenues. In addition, delays in delivery of product to the market could adversely impact long-term product utilization and drive substitution to competitor products. In the case where product released to the market is retroactively found to be non-compliant with existing guidelines, the Company could also incur significant costs related to the returns, refunds, and destructions of non-compliant product. Additionally, the Company could be exposed to substantial reputational risk and legal liabilities with potential negative consequences outlined above.
In any situation of guideline non-compliance, the Company will be required to undertake a comprehensive investigation and engage in activities to remedy and prevent future deviations. These activities could impose significant costs on the Company and draw resources away from other Company objectives.
Failure to obtain regulatory approval in international jurisdictions would prevent the Company’s product candidates from being marketed abroad. Risk of a rejection, an incomplete response, a poor approved label or pricing restrictions by a regulatory authority outside of the United States may adversely impact the United States market opportunity and limit the value of the asset to the Company.
The Company intends to enter into agreements with third parties for the marketing of its products outside Canada and the United States. In order to market and sell the Company’s products in the European Union and many other jurisdictions, the Company or its third parties must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA or Health Canada approval. The regulatory approval process outside the United States generally includes all the risks associated with obtaining FDA or Health Canada approval. In addition, in many countries outside the United States or Canada, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. The Company may not obtain approvals from regulatory authorities outside the United States or Canada on a timely basis, if at all. Approval by the FDA or Health Canada does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States or Canada does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. The Company may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize its products in any market, thus limiting its revenue potential.
The Company’s direct and indirect relationships with healthcare customers, government, payors, and reimbursement/contract decision makers, will be subject to applicable anti-bribery, anti-corruption and other healthcare laws and regulations, which could expose the Company to criminal sanctions, civil penalties, program exclusion, debarment, contractual damages, reputational harm and diminished profits and future earnings.
Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescription of any product candidates for which the Company obtains marketing approval. The Company’s future arrangements with third-party payors and customers may expose the Company to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which it markets, sells and distributes its products for which it obtains marketing approval. Restrictions under applicable United States federal and state healthcare laws and regulations that may impact the Company’s activities, include the following:
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the federal healthcare anti-kickback statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal and state healthcare programs;

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civil penalties could be imposed against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government including the False Claims Act;

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HIPAA, which created additional federal criminal laws that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any health care benefit program or making false statements relating to health care matters;

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HIPAA, as amended by HITECH, and their respective implementing regulations, including the Final Omnibus Rule published in January 2013, which impose obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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criminal and civil liability could be imposed for executing a scheme to defraud any healthcare benefit program and also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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manufacturers of drugs, devices, biologics and medical supplies are generally required to report information related to physician payments and other transfers of value and physician ownership and investment interests; and

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analogous laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and some laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures. Additionally, some state and local laws require certain regulatory licenses to manufacture or distribute our products commercially and/or the registration of pharmaceutical sales representatives in the jurisdiction.

Costs will be substantial to ensure that the Company’s business arrangements with third parties will comply with applicable healthcare laws and regulations in each jurisdiction where the Company products will eventually be offered. It is possible that governmental authorities will conclude that the Company’s business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If the Company’s operations are found to be in violation of any of these laws or any other governmental regulations that may apply to it, it may be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from government funded healthcare programs, such as Medicare and Medicaid in the United States, and the curtailment or restructuring of the Company’s operations. If any of the physicians or other providers or entities with whom the Company expects to do business are found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.
Market access, legislative and pricing policy changes may increase the difficulty and cost for the Company to obtain optimal marketing approval to commercialize its product candidates and affect the prices it may obtain.
In the United States and other foreign jurisdictions, there have been legislative and regulatory changes and proposed changes regarding, among other matters, biopharmaceutical product approvals and pricing that could prevent or delay marketing approval of and commercial prospects for the Company’s product candidates, potentially having a negative impact on its ability to profitably sell any of its future product candidates. Such an outcome may have a materially adverse effect on the value and going concern prospects of the Company.
In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively the “ACA”) was enacted, which substantially changed the way healthcare is financed by both governmental and private insurers. Since its enactment, there have been amendments and judicial, Congressional and executive branch challenges to certain aspects of the ACA. For example, on July 4, 2025, the One Big Beautiful Bill Act (the “OBBBA”) was signed into law, which narrowed access to ACA marketplace exchange enrollment and declined to extend the ACA enhanced advanced premium tax credits that expired at the end of 2025, which, among other provisions in the law, are anticipated to reduce the number of Americans with health insurance. The OBBBA also is expected to reduce Medicaid spending and enrollment by implementing work requirements for some beneficiaries, capping state-directed payments, reducing federal funding, and limiting provider taxes used to fund the program. The current administration is pursuing policies to reduce regulations and expenditures across government agencies including at HHS, the FDA, the U.S. Centers for Medicare and Medicaid Services (“CMS”) and related agencies. For example, the current administration has announced agreements with several pharmaceutical companies that require the drug manufacturers to offer, through a direct to consumer platform (“TrumpRx”) U.S. patients and Medicaid programs prescription drug Most-Favored Nation pricing equal to or lower than those paid in other developed nations, with additional mandates for direct-to-patient discounts and repatriation of foreign revenues. Other recent actions, for example, include (1) directing agencies to reduce agency workforce and cut programs; (2) directing HHS and other agencies to lower prescription drug costs through a variety of initiatives; (3) imposing tariffs on certain imported pharmaceutical products; and (4) as part of the Make America Healthy Again Commission’s Strategy Report released in September 2025, working across government agencies to increase enforcement on direct-to-consumer pharmaceutical advertising.
Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could materially and adversely affect our business, financial condition, results of operations and prospects.
We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or judicial action in the United States or any other jurisdiction. If we or any third parties we may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our product candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability.
We are subject to U.S., Canadian, and other foreign anti-corruption laws and regulations, export and import controls, sanctions and embargoes. We could face liability and other serious consequences for violations which can harm our business.
We are subject to anti-corruption laws and regulations, including the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the Corruption of Foreign Public Officials Act (Canada), the Canadian Criminal Code, and other state and national anti-bribery laws in the countries in which we may conduct activities in the future. Anti-corruption laws are interpreted broadly and generally prohibit companies and their employees, agents, contractors and other third-party collaborators from offering, promising, giving, or authorizing others to give anything of value, either directly or indirectly through third parties, to any person in the public or private sector to obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. We may engage third parties to obtain necessary permits, licenses, patent registrations, and other regulatory approvals in various countries. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors, and other partners, even if we do not explicitly authorize or have actual knowledge of such activities. Any violation of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences.
We are also subject to export control and import laws and regulations, including the Export and Import Permits Act (Canada), the Special Economic Measures Act (Canada), the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law), the U.S. Export Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. Compliance with applicable regulatory requirements regarding the export of our products may create delays in the introduction of our products in international markets or, in some cases, prevent the export of our products to some countries altogether. Furthermore, export control laws and economic sanctions prohibit the provision of certain products and services to countries, governments and persons targeted by sanctions.
There is no certainty that all of our employees, agents, suppliers, manufacturers, contractors or collaborators, or those of our affiliates, will comply with all applicable anti-corruption, export and import control, and sanctions laws and regulations. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers, or our employees, the closing down of facilities, including those of our suppliers and manufacturers, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries as well as difficulties in manufacturing or continuing to develop our products, and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, and our business, prospects, operating results and financial condition.
Other Risks
Anticipated changes to economic or geo-political conditions may impact the Company.
The Company, its operations, its plans and its ability to raise financing may be adversely affected in subsequent fiscal periods as a result of current and future geopolitical events, including as a result of risks and uncertainties surrounding potential regulatory changes or the establishment of protectionist measures, such as the imposition of tariffs or modifications to free trade agreements.
The policies adopted by President Trump may result in legislative and regulatory changes that could have an adverse effect on the Company and its financial condition. In particular, there is uncertainty regarding U.S. tariffs and support for existing treaty and trade relationships, including with Canada. Implementation by the U.S. government of new legislative or regulatory policies could impose additional production costs on the Company, decrease U.S. demand for the Company’s products, or otherwise negatively impact the Company, which may have a material adverse effect on the Company’s business, financial condition, and operations. In addition, this uncertainty may adversely impact: (i) the ability of U.S. companies to transact business with Canadian companies; (ii) the Company’s profitability; (iii) regulation affecting the Company’s industry; (iv) global stock markets (including the TSX and Nasdaq); and (v) general global economic conditions. All of these factors are outside of the Company’s control but may nonetheless lead the Company to adjust its strategy in order to compete effectively in global markets.
We are subject to intense competition for skilled personnel. The loss of key personnel or the inability to attract additional personnel could impair our ability to conduct operations.
We are highly dependent on our management and staff; the loss of whose services might adversely impact our ability to achieve our objectives. Recruiting and retaining qualified management and other personnel is critical to our success. Competition for skilled personnel is intense, and the ability to attract and retain qualified personnel may be affected by such competition. We do not maintain “key person” insurance for any of our key personnel. The Company also depends on scientific and clinical collaborators and advisors, all of whom have outside commitments that may limit their availability. The Company has expanded significantly over the past twelve months and will continue to add personnel as SAT-3247 advances through the various stages of clinical development towards possible commercialization. This expansion may result in difficulties managing growth, which could disrupt the Company’s operations.
This growth will also result in significant additional responsibilities on management, who may need to spend a disproportionate amount of its attention away from the business operations and spend a substantial amount of time to managing these growth activities. Managing this growth will also require the Company to continue to implement and improve its managerial, operational, and financial systems, and continue to recruit and train additional qualified personnel. Due to its limited financial resources, the Company may not be able to effectively manage the expansion of its operations or recruit and train additional qualified personnel. If the Company is unable to effectively manage this growth, the expenses may increase more than anticipated and the Company may not be able to effectively implement its business strategy.
Failure to maintain adequate internal controls over financial processes and reporting may negatively impact the Company’s results of operations or its ability to comply with its reporting obligations.
Effective internal controls are necessary for the Company to provide reliable financial reports and to help prevent fraud. Although the Company has undertaken a number of procedures in order to help ensure the reliability of its financial reports, including those imposed on it under Canadian securities laws, the Company cannot be certain that such measures will ensure that the Company will maintain adequate control over financial processes and reporting. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s results of operations or cause it to fail to meet its reporting obligations.
As a Nasdaq-listed reporting issuer in the United States, we are subject to certain of the requirements of the Sarbanes-Oxley Act of 2002, as amended (“SOX”). Section 404 of SOX (“Section 404”) requires companies subject to the reporting requirements of the U.S. securities laws to complete a comprehensive evaluation of its internal controls over financial reporting. To comply with this statute, we are required to document and test our internal control procedures and our management is required to assess and issue a report concerning the Company’s internal controls over financial reporting. Pursuant to the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), we are classified as an “emerging growth company” and are exempt from certain reporting requirements, including the independent auditor attestation requirements of Section 404(b) of SOX. Under this exemption, our independent auditor is not required to attest to and report on management’s assessment of our internal controls over financial reporting so long as we remain an emerging growth company. We continue to prepare for compliance with Section 404 by strengthening, assessing and testing our system of internal controls to provide the basis for the report. However, the continuous process of strengthening our internal controls and complying with Section 404 is complicated and time-consuming. Furthermore, we believe that our business will grow both domestically and internationally, in which case our internal controls will become more complex and will require significantly more resources and attention to ensure our internal controls remain effective overall. During the course of our testing, management may identify material weaknesses or significant deficiencies, which may not be remedied in a timely manner to meet the deadline imposed by SOX. If management cannot favorably assess the effectiveness of our internal controls over financial reporting, or our independent registered public accounting firm identifies material weaknesses in our internal controls, investor confidence in our financial results may weaken, and the market price of our securities may suffer, and we could be subject to sanctions and investigations by the Nasdaq Stock Market, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal controls over financing reporting or to implement or maintain other effective control systems required of public companies could also restrict our future access to the capital markets.
Our disclosure controls and procedures may not prevent or detect all errors or fraud.
We are subject to certain reporting requirements of the Exchange Act. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed in the reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosures controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the controls system are met.
These inherent limitations include the realities that judgements in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.
Our operations could be adversely affected by events outside of our control, such as natural disasters, wars or health epidemics.
We may be impacted by business interruptions resulting from pandemics and public health emergencies, geopolitical actions, including war and terrorism or natural disasters including earthquakes, typhoons, floods, and fires. An outbreak of infectious disease, a pandemic or a similar public health threat, or a fear of any of the foregoing, could adversely impact us by causing operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labor shortages, travel, and shipping disruption and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how we may be affected if such an epidemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results, and financial condition.
Our Director and Officer (“D&O”) insurance policies may be inadequate and potentially expose us to unrecoverable risks.
We have limited D&O and commercial insurance policies. Any significant insurance claims could have a material adverse effect on our financial condition. Insurance availability, coverage terms and pricing vary with market conditions. We will continue to obtain appropriate insurance coverage for insurable risks that we identify; however, we may fail to correctly anticipate or quantify these risks, or we may not be able to obtain appropriate insurance coverage, or insurers may not cover insurable events that may occur as we expect. Conditions in the insurance markets are rapidly changing including those related to director and officer coverage. These conditions have resulted in rising premium costs, higher policy deductibles and lower coverage limits. For some risks, we may not be able to maintain insurance coverage because of cost or availability.
We may incur losses associated with foreign currency fluctuations.
Our functional and reporting currency is the U.S. dollar and some of our operations are conducted in currencies other than the U.S. dollar (principally in Canadian dollars) and a portion of our net monetary assets are denominated in other currencies (principally in Canadian dollars). Inflation in Canada may have the effect of increasing the U.S. dollar cost of our operations. If the U.S. dollar declines in value in relation to the Canadian dollar or other currencies, it will become more expensive for us to fund our operations. Similarly, fluctuations in the value of foreign currencies relative to the U.S. dollar could cause us to incur currency exchange losses.
If our information technology systems and infrastructure or those third parties with whom we work or our data, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to significant disruption of our discovery and product development programs; regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse consequences.
In the ordinary course of our business, we and the third parties with whom we work, process proprietary, confidential, and sensitive data, including personal data (such as health-related data), intellectual property, and trade secrets (collectively, sensitive information).
Cyber-attacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive information and information technology systems, and those of the third parties with whom we work. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors.
Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties with whom we work, may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems, operations, and supply chain.
We and the third parties with whom we work are subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, credential stuffing attacks, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, attacks enhanced or facilitated by AI, and other similar threats.
In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, ability to provide our products or services, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.
It may be difficult and/or costly to detect, investigate, mitigate, contain, and remediate a security incident. Our efforts to do so may not be successful. Actions taken by us or the third parties with whom we work to detect, investigate, mitigate, contain, and remediate a security incident could result in outages, data losses, and disruptions of our business. Threat actors may also gain access to other networks and systems after a compromise of our networks and systems. For example, threat actors may use an initial compromise of one part of our environment to gain access to other parts of our environment, or leverage a compromise of our networks or systems to gain access to the networks or systems of third parties with whom we work, such as through phishing or supply chain attacks.
Remote work has increased risks to our information technology systems and data, as our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations.
Future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.
We rely on third parties to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, IT services through internet service, web hosting and data sharing service providers. We also engage with a wide range of collaborators, contractors or consultants, financial institutions and other business providers or partners. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If the third parties with whom we work experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if the third parties with whom we work fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties’ infrastructure in our supply chain or that of the third parties with whom we work have not been compromised.
Although we take such steps to help protect sensitive information from unauthorized access or disclosure, there can be no assurance that these measures will be effective. We take steps designed to detect, mitigate, and remediate vulnerabilities in our information systems (such as our hardware and/or software, including that of third parties with whom we work). We have not and may not in the future, however, detect and remediate all such vulnerabilities including on a timely basis. Further, we have and may in the future experience delays in deploying remedial measures and patches designed to address identified vulnerabilities. Vulnerabilities could be exploited and result in a security incident.
Any of the previously identified or similar threats have in the past and may in the future cause a security incident or other interruption that have in the past and may in the future result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive information or our information technology systems, or those of the third parties with whom we work. We may expend significant resources or modify our business activities (including our clinical trial activities) to try to protect against security incidents. Certain data privacy and security obligations have required us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our information technology systems and sensitive information.
Applicable data privacy and security obligations may require us, or we may voluntarily choose, to notify relevant stakeholders, including affected individuals, trial participants, collaborators, regulators, and investors, of security incidents, or to take other actions, such as providing credit monitoring and identity theft protection services. Such disclosures and related actions can be costly, and the disclosure or the failure to comply with such applicable requirements could lead to adverse consequences.
If we (or a third party with whom we work) experience a security incident or are perceived to have experienced a security incident, we may experience material adverse consequences, such as government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; diversion of management attention; interruptions in our operations (including availability of data); financial loss; and other similar harms.
Our contracts may not afford us limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. Relatedly, our contracts with third parties with whom we work may limit the types and/or amounts of damages that we can recover from those third parties, even where the third party is responsible for a privacy or cybersecurity incident or violation.
We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.
In addition to experiencing a security incident, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position.

Additionally, sensitive information of the Company could be leaked, disclosed, or revealed as a result of or in connection with our employees’, personnels’, or vendors’ use of generative AI technologies.
Management will have broad discretion in the use of proceeds from sales of the Company’s securities
Management of the Company will have broad discretion with respect to the application of net proceeds received by the Company from the sale of Securities under this Prospectus or a future Prospectus Supplement and may spend such proceeds in ways that do not improve the Company’s results of operations or enhance the value of the Common Shares, or its other securities issued and outstanding from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company’s business or cause the price of the securities of the Company issued and outstanding from time to time to decline.
Risks Related to our Securities
The price of our Common Shares has experienced volatility and may be subject to fluctuation in the future based on market conditions.
The market prices for the securities of biotechnology companies, including our own, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of our business, certain factors can have an adverse impact on the market price of our Common Shares, including:
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the initiation, enrollment or results of our current or future clinical trials we may conduct or changes in the development status of our product candidates;

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any delay in our regulatory filings for our current or future product candidates and any adverse development or perceived adverse development with respect to the applicable regulatory authority’s review of such filings;

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adverse results from, delays in or termination of clinical trials;

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the reporting of unfavorable clinical or preclinical results;

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adverse regulatory decisions, including failure to receive regulatory approval of our product candidates;

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unanticipated serious safety concerns related to the use of our current or future product candidates;

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our inability to obtain adequate product supply for any approved product or inability to do so at acceptable prices;

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general conditions or trends in the biotechnology and other industries;

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the overall performance of the equity markets generally, including the stock market performance and volume fluctuations of comparable companies and, in particular, those that operate in the biopharmaceutical industry;

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publication of research reports about us or our industry or positive or negative recommendations or withdrawal of research coverage by securities analysts;

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investors’ general perception of our company and our business;

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our failure to meet the third-party estimates and projections of the investment community or those that we may otherwise provide to the public;

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changes in financial estimates published by us or by any equity research analysts who might cover our stock;

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the trading volume of our common shares;

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announcements by us or our competitors of entry into significant acquisitions, strategic partnerships or divestitures;

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introduction of new products or services offered by us or our competitors;

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announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;

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our ability to effectively manage our growth;

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recruitment or departure of key personnel;

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ineffectiveness of our internal controls;

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disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

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significant lawsuits, including patent or stockholder litigation or employee or independent contractor litigation;

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significant changes in the structure of healthcare payment systems, including with respect to coverage and adequate reimbursement for any approved drug;

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general economic, political, and market conditions and overall fluctuations in the financial markets in the United States, Canada and abroad, and

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other events or factors, many of which are beyond our control.

For example, from January 1, 2025 through December 31, 2025, the price of the Common Shares on the TSX ranged from a low of C$6.24 to a high of C$11.28. Any change in the public’s perception of our prospects could cause the price of our listed securities to change dramatically. Furthermore, any negative change in the public’s perception of the prospects of biotechnology companies in general or the market in general could depress our share price regardless of our results. Volatility or depression in the capital markets, particularly with respect to biotechnology stocks, could also affect our ability to raise additional capital.
An active trading market for the Common Shares may not be sustained.
Although Satellos has listed its Common Shares on the TSX and Nasdaq, an active trading market for the Common Shares may not be sustained. If an active trading market for the Common Shares is not maintained, the liquidity of the Common Shares and the prices that may be obtained for the Common Shares will be adversely affected. The average number of shares traded in any given day over the past year has been relatively small compared to the public float. Thus, the actions of a few shareholders either buying or selling the Common Shares may adversely affect the price of the Common Shares. Historically, securities similar to the Common Shares have experienced extreme price and volume fluctuations that do not necessarily relate to operating performance and could result in rapid and substantial losses for shareholders.
Our shareholders may experience significant dilution from future issuance and sales of our securities.
We anticipate that we will need to raise additional capital in the future. The sale of additional equity, including pre-funded warrants, warrants or debt securities, if convertible into equity, will result in dilution to our existing shareholders. Also, any debt financing, if available, may require us to pledge our assets as collateral or involve restrictive covenants, such as limitations on our ability to incur additional indebtedness, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could negatively impact our ability to conduct our business. In addition, pursuant to our equity incentive plans, we expect to issue additional shares, or securities exercisable for shares. Once shares are issued pursuant to our equity incentive plans, those shares will become eligible for sale in the public market, subject to any applicable vesting requirements, lockup agreements and other restrictions imposed by law. As a result, our net income per share could decrease in future periods and the market price of our Common Shares could decline.
The perceived risk of dilution may negatively impact the price of our shares and may cause our shareholders to sell their shares, which would contribute to a decline in the price of the Common Shares. Moreover, the perceived risk of dilution and the resulting downward pressure on our share price could encourage investors to engage in short sales of the Common Shares, which could further contribute to progressive price declines in the Common Shares.
Satellos may be subject to securities litigation, which is expensive and could divert management attention.
The market price of the Common Shares may be volatile, and in the past companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. Satellos may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could adversely impact Satellos’ business. Any adverse determination in litigation could also subject Satellos to significant liabilities.
Satellos has never paid dividends on the Common Shares and Satellos does not anticipate paying any dividends in the foreseeable future. Consequently, any gains from an investment in the Common Shares will likely depend on whether the price of the Common Shares increases.
Satellos has not paid dividends on the Common Shares to date and Satellos currently intends to retain Satellos’ future earnings, if any, to fund the development and growth of Satellos’ business. As a result, capital appreciation, if any, of the Common Shares will be your sole source of gain for the foreseeable future. Consequently, in the foreseeable future, you will likely only experience a gain from your investment in the Common Shares if the price of the Common Shares increases.
If equity research analysts do not publish research or reports about Satellos’ business or if they issue unfavourable commentary or downgrade the Common Shares, the price of the Common Shares could decline.
The trading market for the Common Shares will rely in part on the research and reports that equity research analysts publish about Satellos and Satellos’ business. Satellos does not control these analysts. The price of the Common Shares could decline if one or more equity analysts downgrade the Common Shares or if analysts issue other unfavourable commentary or cease publishing reports about Satellos or Satellos’ business.
We have and will continue to incur increased costs and demands upon management as a result of being a public company.
As a public company with securities registered in the United States and Canada, we will continue to incur significant additional legal, accounting and other expenses. These additional costs could negatively affect our financial results. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including regulations implemented by applicable Canadian securities laws, the SEC and the stock exchanges, may increase legal and financial compliance costs and make some activities more time consuming. These laws, regulations and standards are subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If notwithstanding our efforts to comply with new laws, regulations and standards, we fail to comply, regulatory authorities may initiate legal proceedings against us and our business may be harmed.
We expect the rules and regulations applicable to public companies with securities registered in the United States and Canada to increase our legal and financial compliance costs and to make some activities more time consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition, results of operations and prospects. The increased costs will decrease our net income or increase our net loss and may require us to reduce costs in other areas of our business or increase the prices of our products, if approved. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. Failure to comply with these rules might also make it more difficult for us to obtain some types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors or as members of senior management.
Our failure to meet the continued listing requirements of Nasdaq or TSX could result in a delisting of our securities.
If we fail to satisfy the continued listing requirements of Nasdaq or TSX, such exchanges may take steps to delist our securities. Such a delisting would likely have a negative effect on the price of the securities and would impair your ability to sell or purchase the securities when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our securities to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our securities from dropping below minimum bid price requirements or prevent future non-compliance with Nasdaq’s or TSX’s listing requirements. Additionally, if our securities are not listed on, or become delisted from Nasdaq or TSX for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our securities may be more limited than if we were quoted or listed on Nasdaq or TSX or another national securities exchange or marketplace. You may be unable to sell your securities unless a market can be established or sustained.
We may be or become a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. shareholders.
The rules governing passive foreign investment companies (“PFICs”) can have adverse effects for U.S. federal income tax purposes. Generally, for any taxable year, if at least 75% of our gross income is passive income, or at least 50% of the value of our assets (generally determined based on a weighted quarterly average) is attributable to assets that produce, or are held for the production of, passive income, we will be a PFIC. For purposes of these tests, passive income generally includes dividends, interest, certain gains from the sale of investment property, and certain rents and royalties, and passive assets generally include cash. Additionally, we generally will be treated as directly holding and receiving our proportionate share of the assets and income, respectively, of any corporation in which we own, directly or indirectly, 25% of its stock by value. The determination of whether we are a PFIC, which must be made annually after the close of each taxable year, depends on the particular facts and circumstances (such as the composition of our income and the composition and valuation of our assets, including goodwill and other intangible assets) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. Moreover, our ability to earn income that is non-passive for purposes of the PFIC rules is uncertain with respect to future years. Based on our gross income and assets and the nature of our business, we believe we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2025, although a complete PFIC analysis has not been performed. Furthermore, there can be no assurance that we will not be considered a PFIC for our current taxable year ending December 31, 2026, or for any future taxable year. Our U.S. counsel expresses no opinion with respect to our PFIC status.
If we are a PFIC, a U.S. shareholder would be subject to adverse U.S. federal income tax consequences, such as ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. A U.S. shareholder may in certain circumstances mitigate adverse tax consequences of the PFIC rules by filing an election to treat the PFIC as a qualified electing fund (“QEF”) or, if shares of the PFIC are “marketable stock” for purposes of the PFIC rules, by making a mark-to-market election with respect to the shares of the PFIC. U.S. shareholders should be aware that in the event that we are a PFIC and a U.S. shareholder wishes to make a QEF election, we can make no assurances that we will supply U.S. shareholders with information that such U.S. shareholders require to make a QEF election. If a U.S. shareholder makes a mark-to-market election with respect to its shares, the U.S. shareholder generally is required to include annually in its U.S. federal taxable income as ordinary income an amount reflecting any year end increase in the value of its shares. Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to the Common Shares.

Changes in tax laws or regulations that are applied adversely to us or our customers may have a material adverse effect on our business, cash flow, financial condition, or results of operations.
New tax laws, statutes, rules, regulations, or ordinances could be enacted at any time. Further, existing tax laws, statutes, rules, regulations, or ordinances could be interpreted differently, changed, repealed, or modified at any time. Any such enactment, interpretation, change, repeal, or modification could adversely affect us, possibly with retroactive effect. In particular, changes in corporate tax rates, the realization of net deferred tax assets, the taxation of income, including foreign earnings, and the deductibility of expenses could have a material impact on our financial position, including the value of our deferred tax assets, result in significant one-time charges, increase our future tax expenses, reduce net returns to our shareholders, and increase the complexity, burden, and cost of tax compliance.
Enforcement of Judgments Against Foreign Persons may not be Possible
Canadian investors should be aware that each of the non-resident members of the Board of Directors and management resides outside of Canada (“Non-Resident Persons”). While Non-Resident Directors have appointed an agent for service of process, it may be difficult for holders to effect service of process within Canada upon the Non-Resident Persons. All or a substantial portion of the assets of each of the Non-Resident Persons are likely to be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Non-Resident Persons in Canada or to enforce a judgment obtained in Canadian courts against the Non-Resident Persons outside of Canada.
The enforcement by investors of civil liabilities under the U.S. federal or state securities laws may be affected adversely by the fact that we are governed by the CBCA, that the majority of our officers and directors are residents of Canada or otherwise reside outside the United States, and that all, or a substantial portion of their assets and a substantial portion of our assets, are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of our directors and officers or enforce judgments obtained in the United States courts against us or certain of our directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.
There is some doubt as to whether a judgment of a U.S. court based solely upon the civil liability provisions of U.S. federal or state securities laws would be enforceable in Canada against us or our directors and officers. There is also doubt as to whether an original action could be brought in Canada against us or our directors and officers to enforce liabilities based solely upon U.S. federal or state securities laws.
As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders
We are a foreign private issuer under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Exchange Act, and related rules and regulations, applicable to U.S. domestic issuers. We do not file all of the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, as a foreign private issuer, we are exempt from the proxy rules under the U.S. Exchange Act. Our directors and officers are also exempt from the “short-swing” profit recovery provisions, and may also rely on a conditional exemption from, the reporting requirements, of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities.
As a foreign private issuer, we are exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we expect to comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements may differ from those under the U.S. Exchange Act and Regulation FD and shareholders should not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic companies.
In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. For example, we do not intend to follow the minimum quorum requirements for shareholder meetings, as well as certain Nasdaq shareholder approval requirements prior to the issuance of securities, as permitted for foreign private issuers. As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all U.S. corporate governance requirements.
If we cease to qualify as a foreign private issuer, we will be subject to the same reporting requirements and corporate governance requirements as a U.S. domestic issuer which may increase our costs of being a public company in the United States.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.
We could lose our status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system (“MJDS”). If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may lose the ability to rely upon exemptions from Nasdaq corporate governance requirements that are available to foreign private issuers.
We are an emerging growth company and intend to rely on and take advantage of reduced disclosure requirements applicable to emerging growth companies, which could make our Common Shares less attractive to investors
We are an “emerging growth company” as defined in the JOBS Act and Section 3(a) of the U.S. Exchange Act, and we will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which we have total annual gross revenues of US$1,235,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of our company pursuant to an effective registration statement under the U.S. Securities Act; (c) the date on which we have, during the previous three year period, issued more than US$1,000,000,000 in non-convertible debt; and (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b-2 under the U.S. Exchange Act. We will qualify as a “large accelerated filer” under the rules of the SEC (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of our common equity held by non-affiliates will be US$700,000,000 or more. For so long as we remain an emerging growth company, we are permitted to and intend to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (2002), as amended. We cannot predict whether investors will find the Common Shares less attractive because we rely upon certain of these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Common Share price may be more volatile. On the other hand, if we no longer qualify as an emerging growth company, we would be required to divert additional management time and attention from our development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact our business, financial condition and results of operations.
We are governed by the corporate and securities laws of Canada which in some cases have a different effect on shareholders than the corporate laws of Delaware and U.S. securities laws.
We are governed by the CBCA and other relevant laws, which may affect the rights of shareholders differently than those of a company governed by the laws of a U.S. jurisdiction, and may, together with our articles and by-laws, have the effect of delaying, deferring or discouraging another party from acquiring control of our company by means of a tender offer, a proxy contest or otherwise, or may affect the price an acquiring party would be willing to offer in such an instance. The material differences between the CBCA and the Delaware General Corporation Law (“DGCL”) that may have the greatest such effect include, but are not limited to, the following: (i) for material corporate transactions (such as mergers and amalgamations, other extraordinary corporate transactions or amendments to our articles) the CBCA generally requires a two-thirds majority vote by shareholders, whereas DGCL generally only requires a majority vote; and (ii) under the CBCA, holders of 5% or more of our shares that carry the right to vote at a meeting of shareholders can requisition a special meeting of shareholders, whereas such right does not exist under the DGCL. In addition, our board of directors is responsible for appointing the members of our management team and certain provisions of the CBCA and our articles and by-laws may frustrate or prevent any attempts by our shareholders to replace or remove our current management by making it more difficult for shareholders to replace members of our board of directors. Certain of these provisions include the following:
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shareholders cannot amend our articles unless such amendment is approved by shareholders holding at least two-thirds of the shares entitled to vote on such approval;

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shareholders must give advance notice to nominate directors or to submit proposals for consideration at shareholders’ meetings; and

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applicable Canadian corporate and securities laws generally require, subject to certain exceptions, a tender offer (also known as a take-over bid) to remain open for a minimum of 105 days and that more than 50% of the outstanding securities not owned by the offeror be tendered before the offeror may take up the securities.

Any provision in our articles, by-laws, under the CBCA or under any applicable Canadian securities law that has the effect of delaying or deterring a change in control could limit the opportunity for our shareholders to receive a premium for their common shares, and could also affect the price that some investors are willing to pay for our common shares, thereby depressing the market price of our common shares.

TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc., 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.
AUDITORS
The Company’s independent registered public accounting firm is PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued a Report of Independent Registered Public Accounting Firm dated March 27, 2026 in respect of the Company’s consolidated financial statements as of December 31, 2025 and 2024 and for each of the years ended December 31, 2025. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada, including the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct and any applicable legislation or regulations and the rules and regulations, as well as the rules of the US Securities and Exchange Commission (SEC) and the Public Company Accounting Oversight Board (PCAOB) on auditor independence.
EXPERTS
Unless otherwise specified in a Prospectus Supplement relating to any Securities offered, certain legal matters in connection with the offering of Securities will be passed upon on behalf of the Company by Blake, Cassels & Graydon LLP, with respect to matters of Canadian law, and Cooley LLP, with respect to matters of U.S. law. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers, or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents, as the case may be.
As of the date hereof, the “designated professionals” (as such term is defined in Form 51-102F2 — Annual Information Form) of Blake, Cassels & Graydon LLP and Cooley LLP beneficially own, directly or indirectly, less than 1% of the Company’s issued and outstanding securities.
ENFORCEABILITY OF CIVIL LIABILITIES
We are a company continued under the CBCA. Many of our directors and officers and the experts named herein are residents of Canada or otherwise reside outside of the United States and all or a substantial portion of their assets may be, and a substantial portion of our assets, are located outside of the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of securities who reside in the United States to effect service of process within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. It is unlikely to be a defence in a Canadian court to the enforcement of a judgment of a U.S. court that the judgment is predicated solely upon civil liability under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States. There is substantial doubt whether an action could be brought in Canada in the first instance on the basis of the liability predicated solely upon U.S. federal securities laws.
We will file with the SEC, concurrently with our Registration Statement of which this Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we will appoint Corporation Service Company as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the Registration Statement.

AGENTS FOR SERVICE OF PROCESS IN CANADA
Geoff MacKay, Stephanie Brown, Selwyn Ho, Franklin M. Berger, Iris Loew-Friedrich and Adam Mostafa, all being directors of the Company, reside outside of Canada, and have appointed Satellos Bioscience Inc. (Address: 15 Allstate Parkway, Suite 600, Markham, ON L3R 5B4) as their agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.
PURCHASERS’ STATUTORY RIGHTS AND CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION
Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revision of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.
In addition, original purchasers of convertible, exchangeable or exercisable Securities (other than an offering of Warrants where such Warrants may reasonably be regarded as incidental to the offering as a whole) will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of the convertible, exchangeable or exercisable Security. The contractual right of rescission will be further described in any applicable Prospectus Supplement, but will, in general, entitle such original purchasers to receive the amount paid for the applicable convertible, exchangeable or exercisable Security (and any additional amount paid upon conversion, exchange or exercise) upon surrender of the underlying securities acquired thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable Security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus.
In an offering of convertible, exchangeable or exercisable Preferred Shares, Subscription Receipts, Warrants or convertible, exchangeable or exercisable Debt Securities (or Units comprised partly thereof), investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which convertible, exchangeable or exercisable Preferred Shares, Subscription Receipts, Warrants or convertible, exchangeable or exercisable Debt Securities (or Units comprised partly thereof) are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon the conversion, exchange or exercise of the Security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal advisor.

CERTIFICATE OF THE COMPANY
Dated: August 11, 2026
This amended and restated short form prospectus, together with the documents incorporated in this amended and restated short form prospectus by reference, will, as of the date of the last supplement to this amended and restated short form prospectus relating to the securities offered by this amended and restated prospectus and the supplement(s), constitute full, true, and plain disclosure of all material facts relating to the securities offered by this amended and restated short form prospectus and the supplement(s) as required by the securities legislation of the provinces of British Columbia, Alberta and Ontario.
(SIGNED) “Frank Gleeson” Chief Executive Officer	(SIGNED) “Elizabeth Williams” Chief Financial Officer
On Behalf of the Board of Directors
(SIGNED) “Geoff MacKay” Director	(SIGNED) “Adam Mostafa” Director

C-1

Up to US$50,000,000
Common Shares
Prospectus Supplement
August 14, 2026
Leerink Partners